PROSPECTUS

SUBJECT TO COMPLETION, DATED SEPTEMBER [●], 2014



CONE Midstream Partners LP

17,500,000 Common Units
Representing Limited Partner Interests

This is the initial public offering of common units representing limited partner interests in CONE Midstream Partners LP. We were recently formed by CONSOL Energy Inc. and Noble Energy, Inc., whom we refer to as our Sponsors. We are offering 17,500,000 common units in this offering. We expect that the initial public offering price will be between $19.00 and $21.00 per common unit. Prior to this offering, there has been no public market for our common units. Our common units have been approved for listing on the New York Stock Exchange under the symbol "CNNX." We are an "emerging growth company" as that term is used in the Jumpstart Our Business Startups Act.

As a result of certain laws and regulations to which we are or may in the future become subject, we may require owners of our common units to certify that they are both U.S. citizens and subject to U.S. federal income taxation on our income. If you are not an eligible holder at the time of any requested certification in the future, your common units may be subject to redemption.

Investing in our common units involves risk. Please read "Risk Factors" beginning on page 22.

These risks include the following:

- Our Sponsors account for all of our revenue. If our Sponsors change their business strategy, alter their current drilling and development plan on our dedicated acreage, or otherwise significantly reduce the volumes of natural gas and condensate transported through our gathering systems, our revenue would decline and our business, financial condition, results of operations, cash flows and ability to make distributions to our unitholders would be materially and adversely affected.
- Under our Sponsors' joint development agreement, our Sponsors' drilling and development plan with respect to their upstream joint venture is subject to annual agreement of our Sponsors and is subject to each Sponsor's non-consent rights.
- On a pro forma basis, we would not have generated sufficient distributable cash flow to support the payment of the aggregate annualized minimum quarterly distribution on all of our units for the year ended December 31, 2013 or the twelve months ended June 30, 2014.
- The assumptions underlying the forecast of EBITDA and distributable cash flow that we include in "Cash Distribution Policy and Restrictions on Distributions" are inherently uncertain and subject to significant business, economic, financial, regulatory and competitive risks that could cause our actual EBITDA and distributable cash flow to differ materially from our forecast.
- Our general partner and its affiliates, including our Sponsors, have conflicts of interest with us and limited fiduciary duties to us and our unitholders, and they may favor their own interests to our detriment and that of our unitholders. Additionally, we have no control over the business decisions and operations of our Sponsors, and neither CONSOL nor Noble is under any obligation to adopt a business strategy that favors us.
- Unitholders have very limited voting rights and, even if they are dissatisfied, they will have limited ability to remove our general partner.
- There is no existing market for our common units, and a trading market that will provide you with adequate liquidity may not develop. The price of our common units may fluctuate significantly, and you could lose all or part of your investment.
- Our tax treatment depends on our status as a partnership for federal income tax purposes. If the Internal Revenue Service were to treat us as a corporation for federal income tax purposes, which would subject us to entity-level taxation, or if we were otherwise subjected to a material amount of additional entity-level taxation, then our distributable cash flow to our unitholders would be substantially reduced.
- Our unitholders' share of our income will be taxable to them for federal income tax purposes even if they do not receive any cash distributions from us.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per common unit	Total
Initial price to the public	$	$
Underwriting discounts and commissions[1]	$	$
Proceeds, before expenses, to CONE Midstream Partners LP	$	$

[1] Excludes an aggregate structuring fee equal to 0.50% of the gross proceeds from this offering payable equally to Wells Fargo Securities, LLC and Robert W. Baird & Co. Incorporated. Please read "Underwriting."

We have granted the underwriters a 30-day option to purchase up to an additional 2,625,000 common units from us at the initial public offering price, less the underwriting discounts, commissions and the structuring fee, if the underwriters sell more than 17,500,000 common units in this offering.

The underwriters expect to deliver the common units on or about   , 2014.

Book-Running Managers

Wells Fargo Securities	**BofA Merrill Lynch**	**Citigroup**	**J.P. Morgan**
Baird	**Barclays**		**Deutsche Bank Securities**
Goldman, Sachs & Co.	**Morgan Stanley**	**Credit Suisse**	**RBC Capital Markets**

Co-Managers

MUFG		**PNC Capital Markets LLC**
BB&T Capital Markets	**BBVA**	**BNP PARIBAS**	**DNB Markets**
	Mizuho Securities	**TD Securities**	

Prospectus dated   , 2014.


| CONE MIDSTREAM | RR Donnelley ProFile | AZ0151AC599808 11.5.15 | SWRmahoj0px | 13-Sep-2014 15:08 EST | | 737338 TX 1 | 17* |
| CONE MIDSTREAM S-1 | START PAGE | | HOU | 10-Sep-2014 19:56 EST | COMP | PS PMT | 1C |

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. You should carefully read the entire prospectus, including "Risk Factors" and the historical, unaudited interim and unaudited pro forma financial statements and related notes included elsewhere in this prospectus before making an investment decision. Unless otherwise indicated, the information in this prospectus assumes (i) an initial public offering price of $20.00 per common unit (the mid-point of the price range set forth on the cover page of this prospectus) and (ii) that the underwriters do not exercise their option to purchase additional common units. You should read "Risk Factors" beginning on page 22 for more information about important factors that you should consider before purchasing our common units.

CONE Midstream Partners LP

Overview

We are a fee-based, growth-oriented master limited partnership recently formed by CONSOL Energy Inc. (NYSE: CNX) and Noble Energy, Inc. (NYSE: NBL), whom we refer to as our Sponsors, to own, operate, develop and acquire natural gas gathering and other midstream energy assets to service our Sponsors' rapidly growing production in the Marcellus Shale in Pennsylvania and West Virginia. Our initial assets include natural gas gathering pipelines and compression and dehydration facilities, as well as condensate gathering, collection, separation and stabilization facilities. We generate all of our revenues under long-term, fixed-fee gathering agreements that we have entered into with each of our Sponsors that are intended to mitigate our direct commodity price exposure and enhance the stability of our cash flows. Our gathering agreements also include substantial acreage dedications currently totaling approximately 496,000 net acres in the Marcellus Shale. We believe that our strategically located assets, our relationship with our Sponsors and our Sponsors' intention to use us as their primary midstream services company in the Marcellus Shale position us to become a leading midstream energy company.

Each of our Sponsors is a large, independent oil and natural gas exploration and production company with a substantial resource base and a history of growing production in its areas of operation. Through an upstream joint venture formed in September 2011, our Sponsors established a joint development plan for one of the largest aggregate acreage positions in the Marcellus Shale, which is widely viewed as a premier North American shale play due to its significant hydrocarbon resources in place, consistent and predictable geology, high well recoveries relative to drilling and completion costs and proximity to high-demand metropolitan markets in the northeastern United States.

Our Sponsors have achieved substantial production growth on our dedicated acreage since the formation of their upstream joint venture in September 2011 and have invested over $458 million in our midstream infrastructure over the same period. Our Sponsors' combined daily gross wellhead production for the six months ended June 30, 2014 averaged approximately 520 MMcfe/d on our dedicated acreage, representing a compound annual growth rate of approximately 100% since January 1, 2011, which includes production from certain wells drilled by CONSOL prior to the formation of the upstream joint venture. On our dedicated acreage, as of June 30, 2014, our Sponsors had over 5,700 potential drilling locations (based on 86-acre spacing, with approximately 38% in wet gas locations), were operating 10 drilling rigs and, since January 1, 2011, had drilled 356 gross horizontal wells. For an explanation of how we calculate our potential drilling locations, please read "Business — Overview." In addition, our Sponsors have long-term contracts for an aggregate of approximately 700 MMcf/d of gas processing capacity in the Marcellus Shale and have secured in excess of 1,000 MMcf/d of long-haul firm transportation capacity or firm sales commitments for their Marcellus Shale production. Our Sponsors believe that their existing contractual commitments for Marcellus Shale processing capacity help minimize disruptions to their drilling and development plan that might otherwise exist as a result of insufficient outlets for growing production.



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| CONE MIDSTREAM | RR Donnelley ProFile | NC8600AC691579 11.5.15 | SWRholls0cm | 12-Sep-2014 17:16 EST | | 737338 TX 3 | 27* |
| CONE MIDSTREAM S-1 | | HOU | | 10-Sep-2014 19:56 EST | COMP | PS PMT | 1C |

Systems," "Growth Systems" and "Additional Systems" based on their relative current cash flows, growth profiles, capital expenditure requirements and the timing of their development.

- Our Anchor Systems include our midstream systems that generate the substantial majority of our current cash flows and that we expect to drive our growth over the near term as we increase average throughput on these systems from our Sponsors' growing production.

- Our Growth Systems include our high-growth, developing gathering systems that will require substantial expansion capital expenditures over the next several years, the substantial majority of which will be funded by our Sponsors in proportion to their retained ownership interest.

- Our Additional Systems include several gathering systems primarily located in the wet gas regions of our dedicated acreage that we expect will generate stable cash flows and require lower levels of expansion capital investment over the next several years.

In connection with the completion of this offering, our Sponsors, through CONE, will contribute to us a 75% controlling interest in our Anchor Systems, a 5% controlling interest in our Growth Systems and a 5% controlling interest in our Additional Systems. Please read "—The Transactions" and "— Ownership and Organizational Structure."

The following table summarizes our midstream systems:

System	Our Initial Ownership Interest	Gas Type	Pipeline (miles) as of June 30, 2014	Average Daily Throughput for the Six Months Ended June 30, 2014 (BBtu/d)	Estimated Average Daily Throughput for the Twelve Months Ending September 30, 2015(1) (BBtu/d)	Maximum Interconnect Capacity(2)(3) as of June 30, 2014 (BBtu/d)	Compression as of June 30, 2014 (horsepower)
Anchor Systems	75%	Dry/Wet	127	497	765	1,329	55,340
Growth Systems	5%	Dry/Wet	27	50	86	820	6,700
Additional Systems	5%	Dry/Wet	6	8	200	200	—

(1) Please read "Cash Distribution Policy and Restrictions on Distributions — Significant Forecast Assumptions."

(2) Maximum interconnect capacity is the maximum throughput that can be delivered from the system through physical interconnections to third-party facilities or pipelines.

(3) Our midstream systems currently have interconnects with the following interstate pipelines: Columbia Gas Transmission, Texas Eastern Transmission and Dominion Transmission, Inc.

Our Sponsors intend to utilize our midstream assets to support their rapidly growing Marcellus Shale production. Following the completion of this offering, our Sponsors, through their respective 50% ownership interests in CONE, will continue to own a 25% non-controlling interest in our Anchor Systems and a 95% non-controlling interest in each of our Growth Systems and Additional Systems, as well as a 100% interest in our general partner and all of our incentive distribution rights. In addition, our Sponsors will directly own an aggregate 68.6% limited partner interest in us (or an aggregate 64.2% limited partner interest in us if the underwriters exercise in full their option to purchase additional common units). We believe these retained ownership interests in us and our assets will incentivize our Sponsors to promote our growth.

In addition, we benefit from the following rights of first offer from our Sponsors:

- to acquire (i) CONE's retained interests in each of our Anchor Systems, Growth Systems and Additional Systems, (ii) CONE's other ancillary midstream assets that it will retain after the



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| CONE MIDSTREAM | RR Donnelley ProFile | NC8600AC691579 11.5.15 | SWRholls0cm | 12-Sep-2014 17:17 EST | | 737338 TX 7 | 26* |
| CONE MIDSTREAM S-1 | | HOU | | 10-Sep-2014 19:56 EST | COMP | PS PMT | 1C |

electricity generators and steel makers, both domestically and internationally. CONSOL is listed on the New York Stock Exchange ("NYSE") under the symbol "CNX" and had a market capitalization of approximately $9.1 billion as of August 15, 2014.

Noble is an independent energy company engaged in worldwide oil and natural gas exploration and production. Noble's portfolio is diversified between short-term and long-term projects, both onshore and offshore, domestic and international. In addition to its operations in the Marcellus Shale, Noble has operations in four other core areas: (i) the Denver–Julesburg Basin in Colorado; (ii) the deepwater Gulf of Mexico; (iii) offshore West Africa; and (iv) offshore Eastern Mediterranean Sea. Noble is listed on the NYSE under the symbol "NBL" and had a market capitalization of approximately $25.3 billion as of August 15, 2014.

CONE is a joint venture formed by CONSOL and Noble in September 2011 to develop, own and operate natural gas and condensate midstream assets to service our Sponsors' joint natural gas and condensate production in the Marcellus Shale. CONSOL and Noble each own a 50% interest in CONE. In connection with the completion of this offering, our Sponsors, through CONE, will contribute to us a 75% controlling interest in our Anchor Systems, a 5% controlling interest in our Growth Systems and a 5% controlling interest in our Additional Systems. We will have controlling interests in each of our Anchor Systems, Growth Systems and Additional Systems through our ownership and control of the operating subsidiaries that own these systems. Through our ownership of all of the outstanding general partner interests in these operating subsidiaries, we will have voting control over, and the exclusive right to manage, the day-to-day operations, business and affairs of our midstream systems. Please read "Certain Relationships and Related Party Transactions — Agreements Governing the Transactions — Contribution Agreement." CONE will retain non-controlling interests in our operating subsidiaries that will be subject to our right of first offer. CONE's contribution to us of a 75% controlling interest in the Anchor Systems, which include our Sponsors' most developed systems, provides us with a substantial initial base of earnings and distributable cash flow. CONE's contribution to us of a 5% controlling interest in each of the Growth Systems and the Additional Systems allows us to integrate the development and operation of these systems into our existing operations while allowing our Sponsors, through their ownership of CONE, to bear responsibility for funding the substantial majority of the initial development of these systems, thereby reducing our share of capital expenditures and borrowings associated with expansion of these systems in the short term. In addition, CONE's retention of ownership interests in the Anchor Systems, the Growth Systems and the Additional Systems, combined with our right of first offer on those interests, may provide opportunities for us to grow our distributable cash flow through a series of acquisitions of these retained interests over time. However, CONE is under no obligation to offer to sell us any assets (including our right of first offer assets, unless and until it otherwise intends to dispose of such assets), we are under no obligation to buy any assets from CONE and we do not know when or if CONE will make any offers to sell assets to us. Please read "Business — Right of First Offer Assets."

In connection with the completion of this offering (assuming the underwriters do not exercise their option to purchase additional common units), we will (i) issue 11,663,121 common units and 29,163,121 subordinated units to CONE, representing an aggregate 68.6% limited partner interest in us, (ii) issue a 2% general partner interest in us and all of our incentive distribution rights to our general partner and (iii) use the net proceeds from this offering to make a distribution of approximately $323.6 million to CONE. Based on an assumed initial public offering price of $20.00 per common unit (the mid-point of the price range set forth on the cover page of this prospectus), the aggregate value of the common units and subordinated units that will be issued to CONE in connection with the completion of this offering is approximately $816.5 million. Pursuant to the contribution agreement, CONE will distribute 50% of the cash, common units and subordinated units it receives in connection with this offering to each of CONSOL and Noble. Please read "—The Offering," "Use of Proceeds," "Security Ownership of Certain Beneficial Owners and Management" and "Certain Relationships and Related Party Transactions—Distributions and Payments to Our General Partner and Its Affiliates."


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| CONE MIDSTREAM | RR Donnelley ProFile | NC8600AC691579 11.5.15 | SWRholls0cm | 12-Sep-2014 17:17 EST | | 737338 TX 8 | 17* |
| CONE MIDSTREAM S-1 | | HOU | | 10-Sep-2014 19:56 EST | COMP | PS PMT | 1C |

Following the completion of this offering, our Sponsors will directly own an aggregate 68.6% limited partner interest in us (or an aggregate 64.2% limited partner interest in us if the underwriters exercise in full their option to purchase additional common units). In addition, our Sponsors, indirectly through their respective 50% ownership interests in CONE, will retain a significant interest in us through CONE's ownership of a 100% interest in our general partner and all of our incentive distribution rights. Given our Sponsors' significant ownership interests in us following this offering and their intent to utilize us as their primary midstream service provider in the Marcellus Shale, we believe that our Sponsors will be incentivized to promote and support the successful execution of our business strategies; however, we can provide no assurances that we will benefit from our relationship with our Sponsors. While our relationships with our Sponsors and CONE are a significant strength, they are also a source of potential risks and conflicts. Please read "Risk Factors — Risks Inherent in an Investment in Us" and "Conflicts of Interest and Duties."

Our Emerging Growth Company Status

As a company with less than $1.0 billion in revenue during its last fiscal year, we qualify as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"). As an emerging growth company, we may, for up to five years, take advantage of specified exemptions from reporting and other regulatory requirements that are otherwise applicable generally to public companies. These exemptions include:

- the presentation of only two years of audited financial statements and only two years of related Management's Discussion and Analysis of Financial Condition and Results of Operations in this prospectus;

- deferral of the auditor attestation requirement on the effectiveness of our system of internal control over financial reporting;

- exemption from the adoption of new or revised financial accounting standards until they would apply to private companies;

- exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor's report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer; and

- reduced disclosure about executive compensation arrangements.

We may take advantage of these provisions until we are no longer an emerging growth company, which will occur on the earliest of (i) the last day of the fiscal year following the fifth anniversary of this offering, (ii) the last day of the fiscal year in which we have more than $1.0 billion in annual revenue, (iii) the date on which we issue more than $1.0 billion of non-convertible debt over a three-year period and (iv) the date on which we are deemed to be a "large accelerated filer," as defined in Rule 12b-2 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

We have elected to take advantage of all of the applicable JOBS Act provisions, except that we will elect to opt out of the exemption that allows emerging growth companies to extend the transition period for complying with new or revised financial accounting standards (this election is irrevocable).

Accordingly, the information that we provide you may be different than what you may receive from other public companies in which you hold equity interests.


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| CONE MIDSTREAM | RR Donnelley ProFile | NC8600AM012803 11.5.15 | SWReudyf0cm | 12-Sep-2014 17:33 EST | | 737338 TX 10 | 19* |
| CONE MIDSTREAM S-1 | | | HOU | 10-Sep-2014 19:56 EST | COMP | PS PMT | 1C |

The Transactions

We were formed on May 30, 2014 by CONE. In connection with this offering, our Sponsors, through CONE, will contribute to us a 75% controlling interest in our Anchor Systems, a 5% controlling interest in our Growth Systems and a 5% controlling interest in our Additional Systems.

In addition, in connection with this offering, we will:

- issue 11,663,121 common units and 29,163,121 subordinated units to CONE, representing an aggregate 68.6% limited partner interest in us, and issue a 2% general partner interest in us and all of our incentive distribution rights to our general partner;

- issue 17,500,000 common units to the public, representing a 29.4% limited partner interest in us, and will apply the net proceeds as described in "Use of Proceeds";

- enter into a new $250 million revolving credit facility;

- enter into a long-term, fixed-fee gathering agreement with each of our Sponsors;

- enter into an omnibus agreement with our Sponsors, CONE and our general partner; and

- enter into an operational services agreement with CONSOL.

Pursuant to the contribution agreement that we will enter into at the closing of this offering, CONE will distribute 50% of the cash, common units and subordinated units it receives in connection with this offering to each of CONSOL and Noble. Please read "Certain Relationships and Related Party Transactions — Agreements Governing the Transactions."

The number of common units to be issued to CONE (and thereafter to be equally distributed by CONE to each of our Sponsors) includes 2,625,000 common units that will be issued at the expiration of the underwriters' option to purchase additional common units, assuming that the underwriters do not exercise the option. Any exercise of the underwriters' option to purchase additional common units would reduce the common units shown as held by our Sponsors by the number to be purchased by the underwriters in connection with such exercise. If and to the extent the underwriters exercise their option to purchase additional common units, the number of common units purchased by the underwriters pursuant to any exercise will be sold to the public, and any remaining common units not purchased by the underwriters pursuant to any exercise of the option will be issued to CONE (and thereafter equally distributed by CONE to each of our Sponsors) at the expiration of the option period for no additional consideration. We will use any net proceeds from the exercise of the underwriters' option to purchase additional common units from us to make a cash distribution to our Sponsors.

Ownership and Organizational Structure

After giving effect to the transactions described above, assuming the underwriters' option to purchase additional common units from us is not exercised, our partnership interests will be held as follows:

Public common units	29.4%
Sponsor common units	19.6%
Sponsor subordinated units	49.0%
General partner interest	2.0%
Total	100.0%

CONE MIDSTREAM RR Donnelley ProFile NC8600AM012797 11.5.15 SWRpattj0cm 12-Sep-2014 18:05 EST 737338 TX 11 7*
CONE MIDSTREAM S-1 HOU 10-Sep-2014 19:56 EST COMP g96n62-23.0 PS PMT 1C

The following simplified diagram depicts our organizational structure after giving effect to the transactions described above.


CONSOL Energy Inc.
(NYSE: CNX)
5,831,560 common units
14,581,561 subordinated units
Noble Energy, Inc.
(NYSE: NBL)
5,831,561 common units
14,581,560 subordinated units
50%
50%
34.3% limited partner interest
34.3% limited partner interest
CONE Gathering LLC
("CONE")
Public Unitholders
17,500,000 common units
29.4% limited partner interest
100%
CONE Midstream GP LLC
(our "general partner")
incentive distribution rights
95% limited partner interest
2% general partner interest
CONE Midstream Partners LP
(NYSE: CNNX)
25% limited partner interest
95% limited partner interest
100%
CONE Midstream Operating Company LLC
100%
100%
100%
CONE Midstream DevCo I GP LLC
CONE Midstream DevCo II GP LLC
CONE Midstream DevCo III GP LLC
75% general partner interest
5% general partner interest
5% general partner interest
CONE Midstream DevCo I LP
CONE Midstream DevCo II LP
CONE Midstream DevCo III LP
Anchor Systems
Growth Systems
Additional Systems


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| CONE MIDSTREAM | RR Donnelley ProFile | NC8600AM012803 11.5.15 | SWReudyf0cm | 12-Sep-2014 17:28 EST | | 737338 TX 14 | 10* |
| CONE MIDSTREAM S-1 | START PAGE | | HOU | 10-Sep-2014 19:56 EST | COMP | PS PMT | 1C |

The Offering

Common units offered to the public . . . .   17,500,000 common units.

20,125,000 common units if the underwriters exercise in full their option to purchase additional common units from us.

Units outstanding after this offering . . .   29,163,121 common units and 29,163,121 subordinated units, each representing an aggregate 49% limited partner interest in us.

In addition, we will issue a 2% general partner interest to our general partner.

The number of common units outstanding after this offering includes 2,625,000 common units that are available to be issued to the underwriters pursuant to their option to purchase additional common units from us. The number of common units purchased by the underwriters pursuant to any exercise of the option will be sold to the public. If the underwriters do not exercise their option to purchase additional common units, in whole or in part, any remaining common units not purchased by the underwriters pursuant to the option will be issued to CONE at the expiration of the option period for no additional consideration (and, thereafter, CONE will distribute such units equally to our Sponsors). Accordingly, any exercise of the underwriters' option, in whole or in part, will not affect the total number of common units outstanding or the amount of cash needed to pay the minimum quarterly distribution on all units.

Use of proceeds . . . .   We expect to receive net proceeds of approximately $324.7 million from the sale of 17,500,000 common units offered by this prospectus, based on an assumed initial public offering price of $20.00 per common unit (the mid-point of the price range set forth on the cover page of this prospectus), after deducting underwriting discounts and commissions, the structuring fee and estimated offering expenses. Our estimate assumes the underwriters' option to purchase additional common units is not exercised. We intend to use the net proceeds from this offering to (i) make a distribution of approximately $323.6 million to CONE and (ii) pay approximately $1.1 million of origination fees related to our new revolving credit facility. Please read "Use of Proceeds."

If the underwriters exercise in full their option to purchase additional common units, we expect to receive net proceeds of approximately $373.8 million, after deducting underwriting discounts and commissions, the structuring fee and estimated offering expenses. We will use any net proceeds from the exercise of the underwriters' option to purchase additional common units to make a cash distribution to CONE.

Pursuant to the contribution agreement, CONE will distribute 50% of the cash it receives in connection with this offering to each of CONSOL and Noble.

14



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| CONE MIDSTREAM | RR Donnelley ProFile | AZ0151AC599554 11.5.15 | SWRkuijd0px | 13-Sep-2014 17:01 EST | | 737338 TX 15 | 20* |
| CONE MIDSTREAM S-1 | | | HOU | 10-Sep-2014 19:56 EST | COMP | PS PMT | 1C |

Cash distributions . . . . We intend to make a minimum quarterly distribution of $0.2125 per unit to the extent we have sufficient cash at the end of each quarter after establishment of cash reserves and payment of fees and expenses, including payments to our general partner. We refer to this cash as "available cash." Our ability to pay the minimum quarterly distribution is subject to various restrictions and other factors described in more detail under the caption "Cash Distribution Policy and Restrictions on Distributions."

We do not expect to make distributions for the period that began on July 1, 2014 and ends on the day prior to the closing of this offering. We will adjust the amount of our first distribution for the period from the closing of this offering through December 31, 2014 based on the number of days in that period.

In general, we will pay any cash distributions we make each quarter in the following manner:

- *first*, 98% to the holders of common units and 2% to our general partner, until each common unit has received a minimum quarterly distribution of $0.2125 plus any arrearages from prior quarters;

- *second*, 98% to the holders of subordinated units and 2% to our general partner, until each subordinated unit has received a minimum quarterly distribution of $0.2125; and

- *third*, 98% to all unitholders, pro rata, and 2% to our general partner, until each unit has received a distribution of $0.24438.

If cash distributions to our unitholders exceed $0.24438 per unit in any quarter, our general partner will receive, in addition to distributions on its 2% general partner interest, increasing percentages, up to 48%, of the cash we distribute in excess of that amount. We refer to these distributions as "incentive distributions." In certain circumstances, our general partner, as the initial holder of our incentive distribution rights, has the right to reset the target distribution levels described above to higher levels based on our cash distributions at the time of the exercise of this reset election. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions."

If we do not have sufficient available cash at the end of each quarter, we may, but are under no obligation to, borrow funds to pay the minimum quarterly distribution to our unitholders.

Pro forma distributable cash flow that was generated during the year ended December 31, 2013 and the twelve months ended June 30, 2014, was approximately $14.0 million and $27.7 million, respectively. The amount of distributable cash flow we must generate to support the payment of the minimum quarterly distribution for four quarters on our common units and subordinated units to be outstanding immediately after this offering and the corresponding distributions on our general

15


partner's 2% general partner interest is approximately $50.6 million (or an average of approximately $12.7 million per quarter). As a result, for each of the year ended December 31, 2013 and the twelve months ended June 30, 2014, on a pro forma basis, we would not have generated sufficient distributable cash flow to support the payment of the aggregate annualized minimum quarterly distribution on all of our common units and subordinated units and the corresponding distributions on our general partner's 2% general partner interest. Please read "Cash Distribution Policy and Restrictions on Distributions — Unaudited Pro Forma EBITDA and Distributable Cash Flow for the Year Ended December 31, 2013 and the Twelve Months Ended June 30, 2014."

We believe, based on our financial forecast and related assumptions included in "Cash Distribution Policy and Restrictions on Distributions — Estimated EBITDA and Distributable Cash Flow for the Twelve Months Ending September 30, 2015," that we will generate sufficient distributable cash flow to support the payment of the aggregate minimum quarterly distributions of $50.6 million on all of our common units and subordinated units and the corresponding distributions on our general partner's 2% general partner interest for the twelve months ending September 30, 2015. However, we do not have a legal obligation to pay distributions at our minimum quarterly distribution rate or at any other rate except as provided in our partnership agreement, and there is no guarantee that we will make quarterly cash distributions to our unitholders. Please read "Cash Distribution Policy and Restrictions on Distributions."

Subordinated units .... Following the completion of this offering, our Sponsors will own all of our subordinated units. The principal difference between our common units and subordinated units is that for any quarter during the subordination period, the subordinated units will not be entitled to receive any distribution until the common units have received the minimum quarterly distribution for such quarter plus any arrearages in the payment of the minimum quarterly distribution from prior quarters during the subordination period. Subordinated units will not accrue arrearages.

Conversion of subordinated units ..... The subordination period will end on the first business day after the date that we have earned and paid distributions of at least (i) $0.85 (the annualized minimum quarterly distribution) on each of the outstanding common units and subordinated units and the corresponding distributions on our general partner's 2% general partner interest for each of three consecutive, non-overlapping four quarter periods ending on or after September 30, 2017 or (ii) $1.275 (150% of the annualized minimum quarterly distribution) on each of the outstanding common units



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| CONE MIDSTREAM | RR Donnelley ProFile | NC8600AM012803 11.5.15 | SWReudyf0cm | 12-Sep-2014 17:28 EST | | 737338 TX 17 | 15* |
| CONE MIDSTREAM S-1 | | | HOU | 10-Sep-2014 19:56 EST | COMP | PS PMT | 1C |

and subordinated units and the corresponding distributions on our general partner's 2% general partner interest and the related distributions on the incentive distribution rights for any four-quarter period ending on or after September 30, 2015, in each case provided there are no arrearages in payment of the minimum quarterly distributions on our common units at that time.

When the subordination period ends, each outstanding subordinated unit will convert into one common unit, and common units will no longer be entitled to arrearages. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions — Subordinated Units and Subordination Period."

Issuance of additional partnership interests . . . . Our partnership agreement authorizes us to issue an unlimited number of additional partnership interests and options, rights, warrants and appreciation rights relating to the partnership interests for any partnership purpose at any time and from time to time to such persons for such consideration and on such terms and conditions as our general partner shall determine in its sole discretion, all without the approval of any partners. Our unitholders will not have preemptive or participation rights to purchase their pro rata share of any additional units issued. Please read "Units Eligible for Future Sale" and "Our Partnership Agreement — Issuance of Additional Partnership Interests."

Limited voting rights . . . . Our general partner will manage and operate us. Unlike the holders of common stock in a corporation, our unitholders will have only limited voting rights on matters affecting our business. Our unitholders will have no right to elect our general partner or its directors on an annual or other continuing basis. Our general partner may not be removed unless such removal is both (i) for cause and (ii) approved by a vote of the holders of at least 66⅔% of the outstanding units, including any units owned by our general partner and its affiliates, voting together as a single class. Following the completion of this offering, our Sponsors will collectively own 70.0% of our total outstanding common units and subordinated units on an aggregate basis (or 65.5% of our total outstanding common units and subordinated units on an aggregate basis if the underwriters exercise in full their option to purchase additional common units). As a result, our public unitholders will have limited ability to remove our general partner. Please read "Our Partnership Agreement — Voting Rights."

Limited call right . . . . If at any time our general partner and its affiliates own more than 80% of the outstanding common units, our general partner has the right, but not the obligation, to purchase all of the remaining common units at a price equal to the greater of (i) the average of the daily closing price of our common units over the 20 trading days preceding the date that is three business days before notice of exercise of the call right is first mailed and (ii) the highest per-

17


200GK55yqNQ9Ws47V

| CONE MIDSTREAM | RR Donnelley ProFile | AZ0151AC599792 11.5.15 | SWRmccld0px | 13-Sep-2014 15:06 EST | | 737338 TX 18 | 15* |
| CONE MIDSTREAM S-1 | | | HOU | 10-Sep-2014 19:56 EST | COMP | PS PMT | 1C |

unit price paid by our general partner or any of its affiliates for common units during the 90-day period preceding the date such notice is first mailed. Following the completion of this offering and assuming the underwriters' option to purchase additional common units from us is not exercised, our general partner and its affiliates will own approximately 40.0% of our common units (excluding any common units purchased by the directors, director nominee and executive officers of our general partner, directors of our Sponsors and certain other individuals as selected by our Sponsors under our directed unit program). At the end of the subordination period (which could occur as early as within the quarter ending September 30, 2015), assuming no additional issuances of common units by us (other than upon the conversion of the subordinated units) and the underwriters' option to purchase additional common units from us is not exercised, our general partner and its affiliates will own 70.0% of our outstanding common units (excluding any common units purchased by the directors, director nominee and executive officers of our general partner, directors of our Sponsors and certain other individuals as selected by our Sponsors under our directed unit program) and therefore would not be able to exercise the call right at that time. Please read "Our Partnership Agreement — Limited Call Right."

Possible redemption of ineligible holders ....

As a result of certain laws and regulations to which we are or may in the future become subject, we may require owners of our common units to certify that they are both U.S. citizens and subject to U.S. federal income taxation on our income. Units held by persons who our general partner determines are not "eligible holders" at the time of any requested certification in the future may be subject to redemption. "Eligible holders" are limited partners whose (or whose owners') (i) U.S. federal income tax status or lack of proof of U.S. federal income tax status does not have and is not reasonably likely to have, as determined by our general partner, a material adverse effect on the rates that can be charged to customers by us or our subsidiaries with respect to assets that are subject to regulation by the Federal Energy Regulatory Commission or similar regulatory body and (ii) nationality, citizenship or other related status does not create and is not reasonably likely to create, as determined by our general partner, a substantial risk of cancellation or forfeiture of any property in which we have an interest.

The aggregate redemption price for redeemable interests will be an amount equal to the current market price (the date of determination of which will be the date fixed for redemption) of limited partner interests of the class to be so redeemed multiplied by the number of limited partner interests of each such class included among the redeemable interests. For these purposes, the "current market price" means, as of any date for



200GK55yqNDJh9378

CONE MIDSTREAM   RR Donnelley ProFile   NC8600AC691586 11.5.15   SWRwenzd0cm   **12-Sep-2014 19:26 EST**   **737338 TX 19**   16*

CONE MIDSTREAM S-1   HOU   **10-Sep-2014 19:56 EST**   **COMP**   PS   PMT   1C

any class of limited partner interests, the average of the daily closing prices per limited partner interest of such class for the 20 consecutive trading days immediately prior to such date. The redemption price will be paid in cash or by delivery of a promissory note, as determined by our general partner. The units held by any person the general partner determines is not an eligible holder will not be entitled to voting rights.

Please read "Our Partnership Agreement — Possible Redemption of Ineligible Holders."

Estimated ratio of taxable income to distributions	We estimate that if you own the common units you purchase in this offering through the record date for distributions for the period ending December 31, 2017, you will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be 20.0% or less of the cash distributed to you with respect to that period. For example, if you receive an annual distribution of $0.85 per unit, we estimate that your average allocable federal taxable income per year will be no more than approximately $0.17 per unit. Thereafter, the ratio of allocable taxable income to cash distributions to you could substantially increase. Please read "Material Federal Income Tax Consequences — Tax Consequences of Unit Ownership — Ratio of Taxable Income to Distributions."
Material federal income tax consequences	For a discussion of the material federal income tax consequences that may be relevant to prospective unitholders who are individual citizens or residents of the United States, please read "Material Federal Income Tax Consequences."
Directed unit program	At our request, the underwriters have reserved for sale, at the initial public offering price, up to 7.5% of the common units being offered by this prospectus for sale to the directors, director nominee and executive officers of our general partner, directors of our Sponsors and certain other individuals as selected by our Sponsors. We do not know if these persons will choose to purchase all or any portion of these reserved common units, but any purchases they do make will reduce the number of common units available to the general public. Please read "Underwriting — Directed Unit Program."
Exchange listing	Our common units have been approved for listing on the NYSE under the symbol "CNNX."


200GK55yqNC0usV7j

CONE MIDSTREAM	RR Donnelley ProFile	NC8600AM012797 11.5.15	SWRpattj0cm	12-Sep-2014 17:17 EST		737338 TX 20	19*
CONE MIDSTREAM S-1	START PAGE		HOU	10-Sep-2014 19:56 EST	COMP	PS	PMT	1C

Summary Historical and Pro Forma Financial Data

The following table presents summary historical financial data of CONE Midstream Partners LP Predecessor, our predecessor for accounting purposes (our "Predecessor"), and summary unaudited pro forma financial data of CONE Midstream Partners LP for the periods and as of the dates indicated. The following summary historical financial data of our Predecessor consists of all of the assets and operations of our Predecessor on a 100% basis. In connection with the completion of this offering, our Sponsors will contribute to us a 75% controlling interest in our Anchor Systems, a 5% controlling interest in our Growth Systems and a 5% controlling interest in our Additional Systems. However, as required by U.S. generally accepted accounting principles ("GAAP"), we will continue to consolidate 100% of the assets and operations of our operating subsidiaries in our financial statements.

The summary historical financial data of our Predecessor as of and for the years ended December 31, 2013 and 2012 are derived from the audited financial statements of our Predecessor appearing elsewhere in this prospectus. The summary historical interim financial data of our Predecessor as of June 30, 2014 and for the six months ended June 30, 2014 and 2013 are derived from the unaudited interim financial statements of our Predecessor appearing elsewhere in this prospectus. The following table should be read together with, and is qualified in its entirety by reference to, the historical, unaudited interim and unaudited pro forma financial statements and the accompanying notes included elsewhere in this prospectus. The table should also be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations."

The summary unaudited pro forma financial data presented in the following table for the year ended December 31, 2013 and for the six months ended June 30, 2014 are derived from the unaudited pro forma condensed financial statements included elsewhere in this prospectus. The unaudited pro forma condensed balance sheet assumes the offering and the related transactions occurred as of June 30, 2014, and the unaudited pro forma condensed statements of operations for the year ended December 31, 2013 and the six months ended June 30, 2014 assume the offering and the related transactions occurred as of January 1, 2013. These transactions include, and the unaudited pro forma condensed financial statements give effect to, the following:

- CONE's contribution to us of a 75% controlling interest in our Anchor Systems, a 5% controlling interest in our Growth Systems and a 5% controlling interest in our Additional Systems;
- our entry into a new $250 million revolving credit facility;
- our entry into new long-term, fixed-fee gathering agreements with each of our Sponsors and the recognition of revenue under those agreements at historical rates that were not recognized by our Predecessor;
- our entry into an omnibus agreement with our Sponsors;
- our entry into an operational services agreement with CONSOL;
- our entry into an employee secondment agreement with Noble;
- the consummation of this offering and our issuance of (i) 17,500,000 common units to the public, (ii) a 2% general partner interest and the incentive distribution rights to our general partner and (iii) 11,663,121 common units and 29,163,121 subordinated units to CONE; and
- the application of the net proceeds of this offering as described in "Use of Proceeds."

The unaudited pro forma condensed financial statements do not give effect to (i) an estimated $5.0 million in incremental general and administrative expenses that we expect to incur annually as a result of being a publicly traded partnership or (ii) variable general and administrative costs we will incur under the omnibus agreement and operational services agreement that we will enter into with our Sponsors as of the closing of this offering. Pursuant to the contribution agreement that we will enter into at the closing of this offering, CONE will distribute 50% of the cash, common units and subordinated units it receives in connection with this offering to each of CONSOL and Noble.



200GK55yqNQFfLJ7v

| CONE MIDSTREAM | RR Donnelley ProFile | AZ0151AC599808 11.5.15 | SWRmahoj0px | 13-Sep-2014 15:35 EST | | 737338 TX 21 | 26* |
| CONE MIDSTREAM S-1 | | HOU | | 10-Sep-2014 19:56 EST | COMP | PS PMT | 1C |

	CONE Midstream Partners LP Predecessor Historical				CONE Midstream Partners LP Pro Forma	
	Year Ended December 31,		Six Months Ended June 30,		Year Ended December 31,	Six Months Ended June 30,
	2013	2012	2014	2013	2013	2014
	(in thousands, except per unit data)					
Statement of Operations Data:						
Revenue						
Gathering Revenue — Related Party	$ 65,626	$ 42,597	$ 51,917	$ 24,712	$62,093	$ 50,409
Total Revenue	65,626	42,597	51,917	24,712	62,093	50,409
Expenses						
Operating Expense — Third Party	13,175	8,806	12,221	5,990	13,090	9,798
Operating Expense — Related Party	16,669	8,977	12,523	8,217	16,562	12,343
General and Administrative Expense — Third Party	219	363	45	85	214	44
General and Administrative Expense — Related Party	1,614	1,069	1,349	789	2,681	1,870
Depreciation	5,825	3,438	3,297	2,670	5,789	3,203
Total Expenses	37,502	22,653	29,435	17,751	38,336	27,258
Interest Expense	—	—	—	—	850	425
Net Income	$ 28,124	$ 19,944	$ 22,482	$ 6,961	$22,907	$ 22,726
Net income attributable to non-controlling interests(1)					$ 5,453	$ 6,162
Net income attributable to CONE Midstream Partners LP					17,454	16,564
General partner interest in net income attributable to CONE Midstream Partners LP					349	331
Net income per limited partner unit (basic and diluted):						
Common units					0.29	0.28
Subordinated units					0.29	0.28
Balance Sheet Data (at period end):						
Property and equipment, net	$ 388,116	$ 249,451	$ 499,966			$467,166
Total assets	409,264	266,405	522,344			490,669
Total members equity	368,074	244,950	476,556			444,881
Cash Flow Statement Data:						
Net cash provided by operating activities	$ 34,514	$ 25,607	$ 38,632	$ 8,618		
Net cash used in investing activities	(130,924)	(121,173)	(118,240)	(55,832)		
Net cash provided by financing activities . .	95,000	81,800	83,000	45,000		
Other Data:						
Capital expenditures	$ 130,924	$ 121,173	$ 118,240	$ 55,832		
EBITDA(2)	33,949	23,382	25,779	9,631	$29,546	$ 26,354
EBITDA attributable to CONE Midstream Partners LP(2)					21,512	18,704

(1) Represents the 25%, 95% and 95% non-controlling interests in the net income of the Anchor Systems, Growth Systems and Additional Systems, respectively, retained by CONE that have been calculated for each of the respective operating subsidiaries for the pro forma periods presented.

(2) For our definition of the non-GAAP financial measure of EBITDA and a reconciliation of EBITDA to our most directly comparable financial measures calculated and presented in accordance with GAAP, please read "Selected Historical and Pro Forma Financial Data — Non-GAAP Financial Measure."



| CONE MIDSTREAM | RR Donnelley ProFile | NC8600AM012797 11.5.15 | SWRluzzk0cm | 14-Sep-2014 14:03 EST | | 737338 TX 24 | 19* |
| CONE MIDSTREAM S-1 | | HOU | | 10-Sep-2014 19:56 EST | COMP | PS   PMT | 1C |

acreage or our ROFO acreage, our business, financial condition, results of operations, cash flows and ability to make cash distributions will be materially adversely affected.

Under our Sponsors' joint development agreement, subject to certain limitations, our Sponsors may transfer their leasehold, working and mineral fee interests in the dedicated acreage.

So long as our Sponsors comply with certain transfer restrictions set forth in their joint development agreement, they may transfer their leasehold, working and mineral fee interests in, or grant an overriding royalty interest, production payment, net profits interest or other similar interest in the dedicated acreage. Each of our Sponsors continually evaluates how to enhance its upstream portfolio, including its holdings in the Marcellus Shale and, subject to the limitations in the joint development agreement, could sell, exchange, farm-out or otherwise dispose of all of, or an undivided interest in, its Marcellus Shale holdings as part of these enhancement efforts. If either of our Sponsors transfers all or an undivided portion of their interests in the future, their economic interest in developing the dedicated acreage could decrease, which could materially adversely affect our business, financial condition, results of operations, cash flows and ability to make cash distributions. Please see "Business—Our Sponsors' Upstream Joint Venture."

On a pro forma basis, we would not have generated sufficient distributable cash flow to support the payment of the aggregate annualized minimum quarterly distribution on all of our units for the year ended December 31, 2013 or the twelve months ended June 30, 2014.

We must generate approximately $50.6 million of distributable cash flow to support the payment of the minimum quarterly distribution for four quarters on all of our common units and subordinated units that will be outstanding immediately following this offering, as well as the corresponding distribution on our 2.0% general partner interest. The amount of pro forma distributable cash flow generated during each of the year ended December 31, 2013 and the twelve months ended June 30, 2014 would not have been sufficient to support the payment of the full minimum quarterly distribution on our common units and subordinated units, as well as the corresponding distribution on our 2.0% general partner interest, during those periods. Specifically, the amount of pro forma distributable cash flow generated during the year ended December 31, 2013 would have been sufficient to support a distribution of approximately $0.12 per common unit per quarter (approximately $0.47 per common unit on an annualized basis), or approximately 55.3% of the minimum quarterly distribution, and would not have supported any distributions on our subordinated units, and the amount of pro forma distributable cash flow generated during the twelve months ended June 30, 2014 would have been sufficient to support a distribution of $0.2125 per common unit per quarter ($0.85 per common unit on an annualized basis), or 100% of the minimum quarterly distribution, and would have been sufficient to support a distribution of approximately $0.02 per subordinated unit per quarter (approximately $0.08 per subordinated unit on an annualized basis), or approximately 9.5% of the minimum quarterly distribution. For a calculation of our ability to make cash distributions to our unitholders based on our pro forma results for the year ended December 31, 2013 and the twelve months ended June 30, 2014, please read "Cash Distribution Policy and Restrictions on Distributions." If we are unable to generate sufficient distributable cash flow in future periods, we may not be able to support the payment of the full minimum quarterly distribution or any amount on our common units or subordinated units, in which event the market price of our common units may decline materially.

We may not generate sufficient distributable cash flow to support the payment of the minimum quarterly distribution to our unitholders.

In order to support the payment of the minimum quarterly distribution of $0.2125 per unit per quarter, or $0.85 per unit on an annualized basis, we must generate distributable cash flow of approximately $12.7 million per quarter, or approximately $50.6 million per year, based on the number of common units and subordinated units and the general partner interest to be outstanding immediately after the completion of this offering. We may not generate sufficient distributable cash flow to support the payment of the minimum quarterly distribution to our unitholders.


200GK55yqNC2X@Xh;

| CONE MIDSTREAM | RR Donnelley ProFile | NC8600AM012797 11.5.15 | SWRpattj0cm | 12-Sep-2014 17:21 EST | | 737338 TX 40 | 8* |
| CONE MIDSTREAM S-1 | | | HOU | 10-Sep-2014 19:56 EST | COMP | PS PMT | 1C |

Increases in interest rates could adversely affect our business.

We will have exposure to increases in interest rates. After the consummation of this offering on a pro forma basis, we do not expect to have any outstanding indebtedness. However, in connection with the completion of this offering we expect to enter into a new revolving credit facility. Assuming our average debt level of $57.0 million, comprised of funds drawn on our new revolving credit facility, an increase of one percentage point in the interest rates will result in an increase in annual interest expense of $2.1 million. As a result, our results of operations, cash flows and financial condition and, as a result, our ability to make cash distributions to our unitholders, could be materially adversely affected by significant increases in interest rates.

Terrorist attacks or cyber-attacks could have a material adverse effect on our business, financial condition or results of operations.

Terrorist attacks or cyber-attacks may significantly affect the energy industry, including our operations and those of our customers, as well as general economic conditions, consumer confidence and spending and market liquidity. Strategic targets, such as energy-related assets, may be at greater risk of future attacks than other targets in the United States. Our insurance may not protect us against such occurrences. Consequently, it is possible that any of these occurrences, or a combination of them, could have a material adverse effect on our business, financial condition and results of operations.

Risks Inherent in an Investment in Us

Our general partner and its affiliates, including our Sponsors, have conflicts of interest with us and limited fiduciary duties to us and our unitholders, and they may favor their own interests to our detriment and that of our unitholders. Additionally, we have no control over the business decisions and operations of our Sponsors, and neither CONSOL nor Noble is under any obligation to adopt a business strategy that favors us.

Following the completion of this offering, our Sponsors will directly own an aggregate 68.6% limited partner interest in us (or an aggregate 64.2% limited partner interest in us if the underwriters exercise in full their option to purchase additional common units). In addition, our Sponsors, through their ownership of CONE, will collectively own a 2% general partner interest and will own and control our general partner. CONE will also continue to own 25%, 95% and 95% non-controlling equity interests in our Anchor Systems, Growth Systems and Additional Systems, respectively, following the completion of this offering. Although our general partner has a duty to manage us in a manner that is in the best interests of our partnership and our unitholders, the directors and officers of our general partner also have a duty to manage our general partner in a manner that is in the best interests of its owner, CONE, which is owned by our Sponsors. Conflicts of interest may arise between our Sponsors and their respective affiliates, including our general partner, on the one hand, and us and our unitholders, on the other hand. In resolving these conflicts, the general partner may favor its own interests and the interests of its affiliates, including our Sponsors, over the interests of our common unitholders. These conflicts include, among others, the following situations:

- neither our partnership agreement nor any other agreement requires our Sponsors to pursue a business strategy that favors us or utilizes our assets, which could involve decisions by our Sponsors to increase or decrease natural gas production on our dedicated acreage, pursue and grow particular markets or undertake acquisition opportunities for themselves. Each of CONSOL's and Noble's directors and officers have a fiduciary duty to make these decisions in the best interests of the stockholders of CONSOL and Noble, respectively;

- our Sponsors may be constrained by the terms of their respective debt instruments from taking actions, or refraining from taking actions, that may be in our best interests;

- our partnership agreement replaces the fiduciary duties that would otherwise be owed by our general partner with contractual standards governing its duties and limits our general partner's liabilities and the remedies available to our unitholders for actions that, without the limitations, might constitute breaches of fiduciary duty under applicable Delaware law;

40



200GK55yqNC2qq%hc

| CONE MIDSTREAM | RR Donnelley ProFile | NC8600AM012797 11.5.15 | SWRpattj0cm | 12-Sep-2014 17:21 EST | | 737338 TX 41 | 11* |
| CONE MIDSTREAM S-1 | | HOU | | 10-Sep-2014 19:56 EST | COMP | PS PMT | 1C |

- except in limited circumstances, our general partner has the power and authority to conduct our business without unitholder approval;

- our general partner will determine the amount and timing of, among other things, cash expenditures, borrowings and repayments of indebtedness, the issuance of additional partnership interests, the creation, increase or reduction in cash reserves in any quarter and asset purchases and sales, each of which can affect the amount of cash that is available for distribution to unitholders;

- our general partner will determine the amount and timing of any capital expenditures and whether a capital expenditure is classified as a maintenance capital expenditure, which reduces operating surplus, or an expansion capital expenditure, which does not reduce operating surplus. This determination can affect the amount of cash that is distributed to our unitholders and to our general partner, the amount of adjusted operating surplus generated in any given period and the ability of the subordinated units to convert into common units;

- our general partner will determine which costs incurred by it are reimbursable by us;

- our general partner may cause us to borrow funds in order to permit the payment of cash distributions, even if the purpose or effect of the borrowing is to make a distribution on the subordinated units, to make incentive distributions or to accelerate expiration of the subordination period;

- our partnership agreement permits us to classify up to $50.0 million as operating surplus, even if it is generated from asset sales, non-working capital borrowings or other sources that would otherwise constitute capital surplus. This cash may be used to fund distributions on our subordinated units or to our general partner in respect of the general partner interest or the incentive distribution rights;

- our partnership agreement does not restrict our general partner from causing us to pay it or its affiliates for any services rendered to us or entering into additional contractual arrangements with any of these entities on our behalf;

- our general partner intends to limit its liability regarding our contractual and other obligations;

- our general partner may exercise its right to call and purchase all of the common units not owned by it and its affiliates if it and its affiliates own more than 80% of the common units;

- our general partner controls the enforcement of obligations owed to us by our general partner and its affiliates, including our gathering agreements with our Sponsors;

- our general partner decides whether to retain separate counsel, accountants or others to perform services for us; and

- our general partner, or any transferee holding incentive distribution rights, may elect to cause us to issue common units and general partner interests to it in connection with a resetting of the target distribution levels related to its incentive distribution rights, without the approval of the conflicts committee of the board of directors of our general partner, which we refer to as our conflicts committee, or our common unitholders. This election could result in lower distributions to our common unitholders in certain situations.

Neither our partnership agreement nor our omnibus agreement will prohibit our Sponsors or any other affiliates of our general partner from owning assets or engaging in businesses that compete directly or indirectly with us. Under the terms of our partnership agreement, the doctrine of corporate opportunity, or any analogous doctrine, will not apply to our general partner or any of its affiliates, including our Sponsors and executive officers and directors of our general partner. Any such person or entity that becomes aware of a potential transaction, agreement, arrangement or other matter that may be an opportunity for us will not have any duty to communicate or offer such opportunity to us. Any such person or entity will not be liable to us or to any limited partner for breach of any fiduciary duty or other duty by reason of the fact that such



| CONE MIDSTREAM | RR Donnelley ProFile | NC8600AC350622 11.5.15 | SWRnichk0cm | 12-Sep-2014 17:25 EST | | 737338 TX 44 | 12* |
| CONE MIDSTREAM S-1 | | | HOU | 10-Sep-2014 19:56 EST | COMP | PS | PMT | 1C |

expenses will be approximately $42.4 million for the twelve months ending September 30, 2015. Please read "Cash Distribution Policy and Restrictions on Distributions — Estimated EBITDA and Distributable Cash Flow for the Twelve Months Ending September 30, 2015." Payments to our general partner and its affiliates will be substantial and will reduce the amount of cash we have available to distribute to unitholders.

Unitholders have very limited voting rights and, even if they are dissatisfied, they will have limited ability to remove our general partner.

Unlike the holders of common stock in a corporation, unitholders have only limited voting rights on matters affecting our business and, therefore, limited ability to influence management's decisions regarding our business. For example, unlike holders of stock in a public corporation, unitholders will not have "say-on-pay" advisory voting rights. Unitholders did not elect our general partner or the board of directors of our general partner and will have no right to elect our general partner or the board of directors of our general partner on an annual or other continuing basis. The board of directors of our general partner is chosen by its sole member, CONE, which is owned by our Sponsors. Furthermore, if the unitholders are dissatisfied with the performance of our general partner, they will have little ability to remove our general partner. As a result of these limitations, the price at which our common units will trade could be diminished because of the absence or reduction of a takeover premium in the trading price.

Our general partner may not be removed unless such removal is both (i) for cause and (ii) approved by a vote of the holders of at least 66⅔% of the outstanding units, including any units owned by our general partner and its affiliates, voting together as a single class. "Cause" is narrowly defined under our partnership agreement to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding our general partner liable to us or any limited partner for actual fraud or willful misconduct in its capacity as our general partner. Cause does not include most cases of charges of poor management of the business. Following the completion of this offering, our Sponsors will collectively own 70.0% of our total outstanding common units and subordinated units on an aggregate basis (or 65.5% of our total outstanding common units and subordinated units on an aggregate basis if the underwriters exercise in full their option to purchase additional common units). As a result, our public unitholders will have limited ability to remove our general partner.

Furthermore, unitholders' voting rights are further restricted by the partnership agreement provision providing that any units held by a person that owns 20% or more of any class of units then outstanding, other than our general partner, its affiliates, their transferees, and persons who acquired such units with the prior approval of the board of directors of our general partner, cannot vote on any matter.

Our partnership agreement also contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the unitholders' ability to influence the manner or direction of management.

Our general partner interest or the control of our general partner may be transferred to a third party without unitholder consent.

Our general partner may transfer its general partner interest in us to a third party in a merger or in a sale of all or substantially all of its assets without the consent of the unitholders. Furthermore, there is no restriction in our partnership agreement on the ability of CONE to transfer its membership interest in our general partner to a third party. The new owner of our general partner would then be in a position to replace the board of directors and officers of our general partner with its own choices.

We may issue an unlimited number of additional partnership interests without unitholder approval, which would dilute unitholder interests.

At any time, we may issue an unlimited number of general partner interests or limited partner interests of any type without the approval of our unitholders and our unitholders will have no preemptive or other



200GK55yqNC97ss71

| CONE MIDSTREAM | RR Donnelley ProFile | NC8600AC350622 11.5.15 | SWRnichk0cm | 12-Sep-2014 17:25 EST | | 737338 TX 45 | 11* |
| CONE MIDSTREAM S-1 | | | HOU | 10-Sep-2014 19:56 EST | COMP | PS PMT | 1C |

rights (solely as a result of their status as unitholders) to purchase any such general partner interests or limited partner interests. Further, there are no limitations in our partnership agreement on our ability to issue equity securities that rank equal or senior to our common units as to distributions or in liquidation or that have special voting rights and other rights. The issuance by us of additional common units or other equity securities of equal or senior rank will have the following effects:

- our unitholders' proportionate ownership interest in us will decrease;

- the amount of cash we have available to distribute on each unit may decrease;

- because a lower percentage of total outstanding units will be subordinated units, the risk that a shortfall in the payment of the minimum quarterly distribution will be borne by our common unitholders will increase;

- the ratio of taxable income to distributions may increase;

- the relative voting strength of each previously outstanding unit may be diminished; and

- the market price of our common units may decline.

The issuance by us of additional general partner interests may have the following effects, among others, if such general partner interests are issued to a person who is not an affiliate of our Sponsors:

- management of our business may no longer reside solely with our current general partner; and

- affiliates of the newly admitted general partner may compete with us, and neither that general partner nor such affiliates will have any obligation to present business opportunities to us except with respect to rights of first offer contained in our omnibus agreement.

Our Sponsors may sell units in the public or private markets, and such sales could have an adverse impact on the trading price of the common units.

After the completion of this offering, assuming that the underwriters do not exercise their option to purchase additional common units, our Sponsors will collectively hold 11,663,121 common units and 29,163,121 subordinated units. All of the subordinated units will convert into common units at the end of the subordination period and may convert earlier under certain circumstances. Additionally, we have agreed to provide our Sponsors with certain registration rights under applicable securities laws. Please read "Units Eligible for Future Sale." The sale of these units in the public or private markets could have an adverse impact on the price of the common units or on any trading market that may develop.

Our general partner's discretion in establishing cash reserves may reduce the amount of cash we have available to distribute to unitholders.

Our partnership agreement requires our general partner to deduct from operating surplus the cash reserves that it determines are necessary to fund our future operating expenditures. In addition, the partnership agreement permits the general partner to reduce available cash by establishing cash reserves for the proper conduct of our business, to comply with applicable law or agreements to which we are a party, or to provide funds for future distributions to partners. These cash reserves will affect the amount of cash we have available to distribute to unitholders.

Affiliates of our general partner, including CONSOL, Noble and CONE, may compete with us, and neither our general partner nor its affiliates have any obligation to present business opportunities to us except with respect to rights of first offer contained in our omnibus agreement.

Neither our partnership agreement nor our omnibus agreement will prohibit our Sponsors or any other affiliates of our general partner, including CONE, from owning assets or engaging in businesses that compete directly or indirectly with us. Under the terms of our partnership agreement, the doctrine of corporate



| CONE MIDSTREAM | RR Donnelley ProFile | NC8600AC691586 11.5.15 | SWRwenzd0cm | 12-Sep-2014 19:26 EST | | 737338 TX 46 | 13* |
| CONE MIDSTREAM S-1 | | | HOU | 10-Sep-2014 19:56 EST | COMP | PS PMT | 1C |

opportunity, or any analogous doctrine, will not apply to our general partner or any of its affiliates, including our Sponsors and executive officers and directors of our general partner. Any such person or entity that becomes aware of a potential transaction, agreement, arrangement or other matter that may be an opportunity for us will not have any duty to communicate or offer such opportunity to us. Any such person or entity will not be liable to us or to any limited partner for breach of any fiduciary duty or other duty by reason of the fact that such person or entity pursues or acquires such opportunity for itself, directs such opportunity to another person or entity or does not communicate such opportunity or information to us. Consequently, our Sponsors and other affiliates of our general partner, including CONE, may acquire, construct or dispose of additional midstream assets in the future without any obligation to offer us the opportunity to purchase any of those assets. As a result, competition from our Sponsors and other affiliates of our general partner could materially and adversely impact our results of operations and distributable cash flow.

Our general partner has a limited call right that may require you to sell your common units at an undesirable time or price.

If at any time our general partner and its affiliates own more than 80% of our then-outstanding common units, our general partner will have the right, but not the obligation, which it may assign to any of its affiliates or to us, to acquire all, but not less than all, of the common units held by unaffiliated persons at a price not less than their then current market price. As a result, you may be required to sell your common units at an undesirable time or price and may not receive any return on your investment. You may also incur a tax liability upon a sale of your units. Following the completion of this offering and assuming the underwriters' option to purchase additional common units from us is not exercised, our general partner and its affiliates will own approximately 40.0% of our common units (excluding any common units purchased by the directors, director nominee and executive officers of our general partner, directors of our Sponsors and certain other individuals as selected by our Sponsors under our directed unit program). At the end of the subordination period (which could occur as early as within the quarter ending September 30, 2015), assuming no additional issuances of common units by us (other than upon the conversion of the subordinated units) and the underwriters' option to purchase additional common units from us is not exercised, our general partner and its affiliates will own approximately 70.0% of our outstanding common units (excluding any common units purchased by the directors, director nominee and executive officers of our general partner, directors of our Sponsors and certain other individuals as selected by our Sponsors under our directed unit program) and therefore would not be able to exercise the call right at that time. Please read "Our Partnership Agreement — Limited Call Right."

Unitholders may have to repay distributions that were wrongfully distributed to them.

Under certain circumstances, unitholders may have to repay amounts wrongfully distributed to them. Under Section 17-607 of the Delaware Revised Uniform Limited Partnership Act (the "Delaware Act"), we may not make a distribution to you if the distribution would cause our liabilities to exceed the fair value of our assets. Delaware law provides that for a period of three years from the date of the impermissible distribution, limited partners who received the distribution and who knew at the time of the distribution that it violated Delaware law will be liable to the limited partnership for the distribution amount. Transferees of common units are liable for the obligations of the transferor to make contributions to the partnership that are known to the transferee at the time of the transfer and for unknown obligations if the liabilities could be determined from our partnership agreement. Liabilities to partners on account of their partnership interest and liabilities that are non-recourse to the partnership are not counted for purposes of determining whether a distribution is permitted.

There is no existing market for our common units, and a trading market that will provide you with adequate liquidity may not develop. The price of our common units may fluctuate significantly, and you could lose all or part of your investment.

Prior to this offering, there has been no public market for our common units. After this offering, there will be only 17,500,000 publicly traded common units, assuming the underwriters' option to purchase



additional common units from us is not exercised. In addition, following the completion of this offering, our Sponsors will collectively own 11,663,121 common units and 29,163,121 subordinated units, representing an aggregate 68.6% limited partner interest (or 9,038,121 common units and 29,163,121 subordinated units, representing an aggregate 64.2% limited partner interest, if the underwriters exercise in full their option to purchase additional common units). We do not know the extent to which investor interest will lead to the development of an active trading market or how liquid that market might be. You may not be able to resell your common units at or above the initial public offering price. Additionally, the lack of liquidity may result in wide bid-ask spreads, contribute to significant fluctuations in the market price of the common units and limit the number of investors who are able to buy the common units.

The initial public offering price for the common units offered hereby will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of the market price of the common units that will prevail in the trading market. The market price of our common units may decline below the initial public offering price.

Our general partner, or any transferee holding incentive distribution rights, may elect to cause us to issue common units and general partner interests to it in connection with a resetting of the target distribution levels related to its incentive distribution rights, without the approval of our conflicts committee or our common unitholders. This election could result in lower distributions to our common unitholders in certain situations.

Our general partner has the right, at any time when there are no subordinated units outstanding and it has received distributions on its incentive distribution rights at the highest level to which it is entitled (48%, in addition to distributions paid on its 2% general partner interest) for each of the prior four consecutive fiscal quarters, to reset the initial target distribution levels at higher levels based on our distributions at the time of the exercise of the reset election. Following a reset election, the minimum quarterly distribution will be adjusted to equal the reset minimum quarterly distribution, and the target distribution levels will be reset to correspondingly higher levels based on percentage increases above the reset minimum quarterly distribution.

If our general partner elects to reset the target distribution levels, it will be entitled to receive a number of common units and a general partner interest. The number of common units to be issued to our general partner will be equal to that number of common units that would have entitled their holder to an average aggregate quarterly cash distribution in the prior two quarters equal to the average of the distributions to our general partner on the incentive distribution rights in such two quarters. Our general partner will also be issued an additional general partner interest necessary to maintain our general partner's interest in us at the level that existed immediately prior to the reset election. We anticipate that our general partner would exercise this reset right in order to facilitate acquisitions or internal growth projects that would not be sufficiently accretive to cash distributions per common unit without such conversion. It is possible, however, that our general partner could exercise this reset election at a time when it is experiencing, or expects to experience, declines in the cash distributions it receives related to its incentive distribution rights and may, therefore, desire to be issued common units rather than retain the right to receive distributions based on the initial target distribution levels. This risk could be elevated if our incentive distribution rights have been transferred to a third party. As a result, a reset election may cause our common unitholders to experience a reduction in the amount of cash distributions that they would have otherwise received had we not issued new common units and general partner interests in connection with resetting the target distribution levels. Additionally, our general partner has the right to transfer all or any portion of our incentive distribution rights at any time, and such transferee shall have the same rights as the general partner relative to resetting target distributions if our general partner concurs that the tests for resetting target distributions have been fulfilled. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions — General Partner's Right to Reset Incentive Distribution Levels."



200GK55yqNC4bM87:

| CONE MIDSTREAM | RR Donnelley ProFile | NC8600AC0717932 11.5.15 | SWRpeted0cm | 12-Sep-2014 17:22 EST | | 737338 TX 53 | 5* |
| CONE MIDSTREAM S-1 | | | HOU | 10-Sep-2014 19:56 EST | COMP | PS PMT | 1C |

A successful IRS challenge to these methods or allocations could adversely affect the amount of taxable income or loss being allocated to our unitholders. It also could affect the amount of taxable gain from our unitholders' sale of common units and could have a negative impact on the value of the common units or result in audit adjustments to our unitholders' tax returns without the benefit of additional deductions.

The sale or exchange of 50% or more of our capital and profits interests during any twelve-month period will result in the termination of our partnership for federal income tax purposes.

We will be considered to have technically terminated our partnership for federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a twelve-month period. For purposes of determining whether the 50% threshold has been met, multiple sales of the same interest will be counted only once. Following the completion of this offering, our Sponsors and our general partner will collectively own an aggregate 70.6% interest in our capital and profits (assuming that the underwriters do not exercise their option to purchase additional common units from us). Therefore, a transfer by our Sponsors and our general partner of all or a portion of their interests in us could result in a termination of us as a partnership for federal income tax purposes. Our technical termination would, among other things, result in the closing of our taxable year for all unitholders, which would result in us filing two tax returns (and our unitholders could receive two Schedules K-1 if relief was not available, as described below) for one fiscal year and could result in a deferral of depreciation deductions allowable in computing our taxable income. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may also result in more than twelve months of our taxable income or loss being includable in his taxable income for the year of termination. Our termination currently would not affect our classification as a partnership for federal income tax purposes, but instead we would be treated as a new partnership for federal income tax purposes. If treated as a new partnership, we must make new tax elections, including a new election under Section 754 of the Internal Revenue Code and could be subject to penalties if we are unable to determine that a termination occurred. The IRS has announced a publicly traded partnership technical termination relief program whereby, if a publicly traded partnership that technically terminated requests publicly traded partnership technical termination relief and such relief is granted by the IRS, among other things, the partnership will only have to provide one Schedule K-1 to unitholders for the year notwithstanding two partnership tax years. Please read "Material Federal Income Tax Consequences — Disposition of Common Units — Constructive Termination."

As a result of investing in our common units, you may become subject to state and local taxes and return filing requirements in jurisdictions where we operate or own or acquire properties.

In addition to federal income taxes, our unitholders will likely be subject to other taxes, including state and local taxes, unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which we conduct business or control property now or in the future, even if they do not live in any of those jurisdictions. Our unitholders will likely be required to file state and local income tax returns and pay state and local income taxes in some or all of these various jurisdictions. Further, our unitholders may be subject to penalties for failure to comply with those requirements. We initially expect to conduct business in Pennsylvania and West Virginia. Both Pennsylvania and West Virginia currently impose a personal income tax on individuals. As we make acquisitions or expand our business, we may control assets or conduct business in additional states that impose a personal income tax. It is your responsibility to file all federal, state and local tax returns. Our counsel has not rendered an opinion on the state or local tax consequences of an investment in our common units. Please consult your tax advisor.



| CONE MIDSTREAM | RR Donnelley ProFile | NC8600AC0717932 11.5.15 | SWRpeted0cm | 12-Sep-2014 17:24 EST | | 737338 TX 54 | 13* |
| CONE MIDSTREAM S-1 | START PAGE | | HOU | 10-Sep-2014 19:56 EST | COMP | PS PMT | 1C |

USE OF PROCEEDS

We expect to receive net proceeds of approximately $324.7 million from the sale of 17,500,000 common units offered by this prospectus, based on an assumed initial public offering price of $20.00 per common unit (the mid-point of the price range set forth on the cover page of this prospectus), after deducting underwriting discounts and commissions, the structuring fee and estimated offering expenses. Our estimate assumes the underwriters' option to purchase additional common units is not exercised. We intend to use the net proceeds from this offering to (i) make a distribution of approximately $323.6 million to CONE and (ii) pay approximately $1.1 million of origination fees related to our new revolving credit facility.

If and to the extent the underwriters exercise their option to purchase additional common units, the number of common units purchased by the underwriters pursuant to such exercise will be issued to the public and the remainder of the 2,625,000 additional common units, if any, will be issued to CONE at the expiration of the option period. Any such common units issued to CONE will be issued for no additional consideration. If the underwriters exercise in full their option to purchase additional common units, we expect to receive net proceeds of approximately $373.8 million, after deducting underwriting discounts and commissions, the structuring fee and estimated offering expenses. We will use any net proceeds from the exercise of the underwriters' option to purchase additional common units to make a cash distribution to CONE.

Pursuant to the contribution agreement, CONE will distribute 50% of the cash it receives in connection with this offering to each of CONSOL and Noble.

A $1.00 increase (decrease) in the assumed initial public offering price of $20.00 per common unit would increase (decrease) the net proceeds to us from this offering by approximately $16.4 million, assuming the number of common units offered by us, as set forth on the cover page of this prospectus, remains the same and assuming the underwriters do not exercise their option to purchase additional common units, and after deducting underwriting discounts and commissions, the structuring fee and estimated offering expenses. The actual initial public offering price is subject to market conditions and negotiations between us and the underwriters.

Depending on market conditions at the time of pricing of this offering and other considerations, we may sell fewer or more common units than the number set forth on the cover page of this prospectus.



| CONE MIDSTREAM | RR Donnelley ProFile | NC8600AC691612 11.5.15 | SWRcobbr0cm | 14-Sep-2014 13:31 EST | 737338 TX 55 | 15* |
| CONE MIDSTREAM S-1 | START PAGE | | HOU | 10-Sep-2014 19:56 EST | COMP | PS PMT 1C |

CAPITALIZATION

The following table sets forth:

- the historical cash and cash equivalents and capitalization of our Predecessor as of June 30, 2014; and

- our pro forma capitalization as of June 30, 2014, giving effect to the pro forma adjustments described in our unaudited pro forma condensed financial statements included elsewhere in this prospectus, including this offering and the application of the net proceeds of this offering in the manner described under "Use of Proceeds" and the other transactions described under "Prospectus Summary — The Transactions."

The following table assumes that the underwriters do not exercise their option to purchase additional common units. If and to the extent the underwriters exercise their option to purchase additional common units, the number of common units purchased by the underwriters pursuant to such exercise will be issued to the public and the remainder of the 2,625,000 additional common units, if any, will be issued to CONE at the expiration of the option period. Any such common units issued to CONE will be issued for no additional consideration and, thereafter, CONE will distribute such units equally to our Sponsors.

This table is derived from, should be read together with and is qualified in its entirety by reference to the historical financial statements and the accompanying notes and the unaudited pro forma condensed financial statements and the accompanying notes included elsewhere in this prospectus. You should also read this table in conjunction with "Prospectus Summary — The Transactions," "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	As of June 30, 2014	
	Historical	Pro forma
	(in thousands)	
Cash and cash equivalents	$ 9,368	$ 9,368
Long-term debt:		
Revolving credit facility(1)	$ —	$ —
Total long-term debt (including current maturities)	—	—
Members' equity / partners' capital:		
CONSOL	238,278	—
Noble	238,278	—
Held by public:		
Common units	—	324,700
Held by Sponsors:		
Common units	—	(51,364)
Subordinated units	—	(51,364)
General partner interest	—	7,579
Total Members' equity	476,556	—
Non-controlling interest	—	215,330
Total partners' capital	—	444,881
Total capitalization	$476,556	$444,881

---

(1) In connection with the completion of this offering, we expect to enter into a new $250 million revolving credit facility. Please read "Management's Discussion and Analysis of Financial Condition and Results of Operations — Capital Resources and Liquidity — Revolving Credit Facility."



200GK55yqNTFoP%7N

CONE MIDSTREAM   RR Donnelley ProFile   NC8600AC691612   SWRcobbr0cm   **14-Sep-2014 13:32 EST**   **737338 TX 56**   15*
CONE MIDSTREAM S-1   START PAGE   HOU   **10-Sep-2014 19:56 EST**   COMP   PS   PMT   1C

DILUTION

Dilution is the amount by which the offering price per common unit in this offering will exceed the pro forma net tangible book value per unit after the offering. On a pro forma basis as of June 30, 2014, after giving effect to the offering of common units and the related transactions, our net tangible book value was approximately $444.9 million, or $7.47 per unit. Purchasers of common units in this offering will experience substantial and immediate dilution in pro forma net tangible book value per common unit for financial accounting purposes, as illustrated in the following table.

Assumed initial public offering price per common unit(1)		$20.00
Pro forma net tangible book value per unit before this offering(2)	$11.34	
Less: Distribution to Cone(3)	(7.70)	
Add: Increase in net tangible book value per unit attributable to purchasers in this offering	3.83	
Less: Pro forma net tangible book value per unit after this offering(4)		7.47
Immediate dilution in net tangible book value per common unit to purchasers in this offering(5)(6)		$12.53

---

(1)   Represents the mid-point of the price range set forth on the cover page of this prospectus.

(2)   Determined by dividing the number of units (11,663,121 common units, 29,163,121 subordinated units and the corresponding value for the 2% general partner interest) to be issued to the general partner and its affiliates for their contribution of assets and liabilities to us into the pro forma net tangible book value of the contributed assets and liabilities of $476.6 million.

(3)   Determined by dividing the number of units (11,663,121 common units, 29,163,121 subordinated units and the corresponding value for the 2% general partner interest) to be issued to CONE for its contribution of assets and liabilities to us. At the closing of this offering, we intend to make a distribution of $323.6 million to CONE. Pursuant to the contribution agreement, CONE will distribute 50% of the cash, common units and subordinated units it receives in connection with this offering to each of CONSOL and Noble.

(4)   Determined by dividing the number of units to be outstanding after this offering (29,163,121 common units, 29,163,121 subordinated units and the corresponding value for the 2% general partner interest) and the application of the related net proceeds into our pro forma net tangible book value, after giving effect to the application of the net proceeds from this offering, of $444.9 million.

(5)   If the initial public offering price were to increase or decrease by $1.00 per common unit, then dilution in net tangible book value per common unit would equal $13.25 and $11.80, respectively.

(6)   Because the total number of units outstanding following this offering will not be impacted by any exercise of the underwriters' option to purchase additional common units and any net proceeds from such exercise will not be retained by us, there will be no change to the dilution in net tangible book value per common unit to purchasers in this offering due to any such exercise of the option.


200GK55yqNTFsB77e

| CONE MIDSTREAM | RR Donnelley ProFile | NC8600AC691612 11.5.15 | SWRcobbr0cm | 14-Sep-2014 13:32 EST | | 737338 TX 57 | 5* |
| CONE MIDSTREAM S-1 | | HOU | | 10-Sep-2014 19:56 EST | COMP | PS PMT | 1C |

The following table sets forth the partnership interests that we will issue and the total consideration contributed to us by our general partner and its affiliates in respect of their partnership interests and by the purchasers of common units in this offering upon consummation of the transactions contemplated by this prospectus.

| | Units Acquired | | Total Consideration | |
	Number	%	Amount (in millions)	%
General partner and its affiliates(1)(2)(3)	42,016,573	70.6%	$153.0	30.4%
Purchasers in this offering	17,500,000	29.4%	350.0	69.6%
Total	59,516,573	100.0%	$503.0	100.0%

(1) Upon the completion of this offering, our general partner and its affiliates will own 11,663,121 common units, 29,163,121 subordinated units and a 2% general partner interest (represented by 1,190,331 hypothetical limited partner units).

(2) Assumes the underwriters' option to purchase additional common units is not exercised.

(3) The assets contributed by our general partner and its affiliates were recorded at historical cost in accordance with accounting principles generally accepted in the United States. Book value of the consideration provided by our general partner and its affiliates, as of June 30, 2014, was $476.6 million. At the closing of this offering, we intend to make a distribution of $323.6 million to CONE (to be thereafter equally distributed by CONE to each of our Sponsors).



200GK55yqNDxJfv7f

| CONE MIDSTREAM | RR Donnelley ProFile | SWRPRFRS10 11.5.19 | SWRpf_rend | 12-Sep-2014 21:12 EST | 737338 TX 58 | 11* |
| CONE MIDSTREAM S-1 | START PAGE | | HOU | 10-Sep-2014 19:56 EST | COMP | PS PMT 1C |

CASH DISTRIBUTION POLICY AND RESTRICTIONS ON DISTRIBUTIONS

The following discussion of our cash distribution policy should be read in conjunction with the specific assumptions included in this section. In addition, you should read "Forward-Looking Statements" and "Risk Factors" for information regarding statements that do not relate strictly to historical or current facts and certain risks inherent in our business.

For additional information regarding our historical and pro forma results of operations, please refer to our historical financial statements and the accompanying notes and the unaudited pro forma condensed financial statements and the accompanying notes included elsewhere in this prospectus.

General

Rationale for Our Cash Distribution Policy

Our partnership agreement requires that we distribute all of our available cash quarterly. This requirement forms the basis of our cash distribution policy and reflects a basic judgment that our unitholders will be better served by distributing our available cash rather than retaining it because, among other reasons, we believe we will generally finance any expansion capital expenditures from external financing sources. Under our current cash distribution policy, we intend to make a minimum quarterly distribution to the holders of our common units and subordinated units of \$0.2125 per unit, or \$0.85 per unit on an annualized basis, to the extent we have sufficient available cash after the establishment of cash reserves and the payment of costs and expenses, including the payment of expenses to our general partner. However, other than the requirement in our partnership agreement to distribute all of our available cash each quarter, we have no legal obligation to make quarterly cash distributions in this or any other amount, and the board of directors of our general partner has considerable discretion to determine the amount of our available cash each quarter. In addition, the board of directors of our general partner may change our cash distribution policy at any time, subject to the requirement in our partnership agreement to distribute all of our available cash quarterly. Generally, our available cash is the sum of (i) all cash on hand at the end of a quarter after the payment of our expenses and the establishment of cash reserves and (ii) if the board of directors of our general partner so determines, all or any portion of additional cash on hand resulting from working capital borrowings made after the end of the quarter. Because we are not subject to an entity-level federal income tax, we expect to have more cash to distribute than would be the case if we were subject to federal income tax. If we do not generate sufficient available cash from our operations, we may, but are under no obligation to, borrow funds to pay the minimum quarterly distribution to our unitholders.

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

Although our partnership agreement requires that we distribute all of our available cash quarterly, there is no guarantee that we will make quarterly cash distributions to our unitholders at our minimum quarterly distribution rate or at any other rate, and we have no legal obligation to do so. Our current cash distribution policy is subject to certain restrictions, as well as the considerable discretion of the board of directors of our general partner in determining the amount of our available cash each quarter. The following factors will affect our ability to make cash distributions, as well as the amount of any cash distributions we make:

- We expect that our cash distribution policy will be subject to restrictions on cash distributions under our new revolving credit facility. We expect that one such restriction would prohibit us from making cash distributions while an event of default has occurred and is continuing under our new revolving credit facility, notwithstanding our cash distribution policy. Please read "Management's Discussion and Analysis of Financial Condition and Results of Operations — Capital Resources and Liquidity — Revolving Credit Facility."

- The amount of cash that we distribute and the decision to make any distribution is determined by the board of directors of our general partner, taking into consideration the terms of our partnership agreement. Specifically, the board of directors of our general partner will have the authority to



| CONE MIDSTREAM | RR Donnelley ProFile | SWRPRFRS10 11.5.19 | SWRpf_rend | 12-Sep-2014 21:12 EST | | 737338 TX 59 | 12* |
| CONE MIDSTREAM S-1 | | | HOU | 10-Sep-2014 19:56 EST | COMP | PS PMT | 1C |

establish cash reserves to provide for the proper conduct of our business, comply with applicable law or any agreement to which we are a party or by which we are bound or our assets are subject and provide funds for future cash distributions to our unitholders, and the establishment of or increase in those reserves could result in a reduction in cash distributions from levels we currently anticipate pursuant to our stated cash distribution policy. Any decision to establish cash reserves made by the board of directors of our general partner in good faith will be binding on our unitholders.

- While our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including the provisions requiring us to make cash distributions, may be amended. During the subordination period, our partnership agreement may not be amended without the approval of our public common unitholders, except in a limited number of circumstances when our general partner can amend our partnership agreement without any unitholder approval. Please read "Our Partnership Agreement — Amendment of Our Partnership Agreement — No Unitholder Approval." However, after the subordination period has ended, our partnership agreement may be amended with the consent of our general partner and the approval of a majority of the outstanding common units, including common units owned by our general partner and its affiliates. Following the completion of this offering, CONE will own our general partner, and our Sponsors will collectively own 11,663,121 common units and 29,163,121 subordinated units, representing an aggregate 68.6% limited partner interest (or 9,038,121 common units and 29,163,121 subordinated units, representing an aggregate 64.2% limited partner interest, if the underwriters exercise in full their option to purchase additional common units).

- Under Section 17-607 of the Delaware Act, we may not make a distribution if the distribution would cause our liabilities to exceed the fair value of our assets.

- We may lack sufficient cash to pay distributions to our unitholders due to cash flow shortfalls attributable to a number of operational, commercial or other factors as well as increases in our operating or general and administrative expenses, principal and interest payments on our debt, tax expenses, working capital requirements and anticipated cash needs. Our available cash is directly impacted by the cash expenses necessary to run our business and will be reduced dollar-for-dollar to the extent such uses of cash increase. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions — Distributions of Available Cash."

- Our ability to make cash distributions to our unitholders depends on the performance of our operating subsidiaries and their ability to distribute cash to us.

- If and to the extent our available cash materially declines from quarter to quarter, we may elect to change our current cash distribution policy and reduce the amount of our quarterly distributions in order to service or repay our debt or fund expansion capital expenditures.

To the extent that our general partner determines not to distribute the full minimum quarterly distribution on our common units with respect to any quarter during the subordination period, the common units will accrue an arrearage equal to the difference between the minimum quarterly distribution and the amount of the distribution actually paid on the common units with respect to that quarter. The aggregate amount of any such arrearages must be paid on the common units before any distributions of available cash from operating surplus may be made on the subordinated units and before any subordinated units may convert into common units. The subordinated units will not accrue any arrearages. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions — Subordinated Units and Subordination Period."


200GK55yqNQW2JshZ

| CONE MIDSTREAM | RR Donnelley ProFile | AZ0151AC599811 11.5.15 | SWRgardm0px | 13-Sep-2014 17:01 EST | | 737338 TX 60 | 18* |
| CONE MIDSTREAM S-1 | | | HOU | 10-Sep-2014 19:56 EST | COMP | PS   PMT | 1C |

Our Ability to Grow Is Dependent on Our Ability to Access External Expansion Capital

Our partnership agreement requires us to distribute all of our available cash to our unitholders on a quarterly basis. As a result, we expect that we will rely primarily upon our cash reserves and external financing sources, including borrowings under our new revolving credit facility and the issuance of debt and equity securities, to fund future acquisitions and other expansion capital expenditures. While we have historically received funding from our Sponsors, we do not have any commitment from our Sponsors, CONE, our general partner or any of their respective affiliates to fund our cash flow deficits or provide other direct or indirect financial assistance to us following the closing of this offering. Following the completion of this offering, our Sponsors will directly own an aggregate 68.6% limited partner interest in us (or an aggregate 64.2% limited partner interest in us if the underwriters exercise in full their option to purchase additional common units). In addition, our Sponsors, indirectly through their respective 50% ownership interests in CONE, will retain a significant interest in us through CONE's ownership of a 100% interest in our general partner and all of our incentive distribution rights. Given our Sponsors' significant ownership interests in us following the closing of this offering, we believe our Sponsors will be incentivized to promote and support the successful execution of our business strategies, including by providing us with direct or indirect financial assistance; however, we can provide no assurances that our Sponsors will provide such direct or indirect financial assistance.

To the extent we are unable to finance growth with external sources of capital, the requirement in our partnership agreement to distribute all of our available cash and our current cash distribution policy may significantly impair our ability to grow. In addition, because we will distribute all of our available cash, our growth may not be as fast as businesses that reinvest all of their available cash to expand ongoing operations. We expect that our new revolving credit facility will restrict our ability to incur additional debt, including through the issuance of debt securities. Please read "Risk Factors — Risks Related to Our Business — Restrictions in our new revolving credit facility could adversely affect our business, financial condition, results of operations and ability to make quarterly cash distributions to our unitholders." To the extent we issue additional partnership interests, the payment of distributions on those additional partnership interests may increase the risk that we will be unable to maintain or increase our cash distributions per common unit. There are no limitations in our partnership agreement on our ability to issue additional partnership interests, including partnership interests ranking senior to our common units, and our common unitholders will have no preemptive or other rights (solely as a result of their status as unitholders) to purchase any such additional partnership interests. If we incur additional debt (under our new revolving credit facility or otherwise) to finance our growth strategy, we will have increased interest expense, which in turn will reduce the available cash that we have to distribute to our unitholders. Please read "Risk Factors — Risks Related to Our Business — Debt we incur in the future may limit our flexibility to obtain financing and to pursue other business opportunities."

Our Minimum Quarterly Distribution

Upon the consummation of this offering, our partnership agreement will provide for a minimum quarterly distribution of $0.2125 per unit for each whole quarter, or $0.85 per unit on an annualized basis. Our ability to make cash distributions at the minimum quarterly distribution rate will be subject to the factors described above under " — General — Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy." Quarterly distributions, if any, will be made within 45 days after the end of each calendar quarter to holders of record on or about the first day of each such month in which such distributions are made. We do not expect to make distributions for the period that began on July 1, 2014 and ends on the day prior to the closing of this offering. We will adjust the amount of our first distribution for the period from the closing of this offering through December 31, 2014 based on the number of days in that period.

60


200GK55yqNDxV8Ch-

| CONE MIDSTREAM | RR Donnelley ProFile | SWRPRFRS10 11.5.19 | SWRpf_rend | 12-Sep-2014 21:12 EST | | 737338 TX 61 | 12* |
| CONE MIDSTREAM S-1 | | HOU | | 10-Sep-2014 19:56 EST | COMP | PS PMT | 1C |

The amount of available cash needed to pay the minimum quarterly distribution on all of our common units, subordinated units and the 2% general partner interest to be outstanding immediately after this offering for one quarter and on an annualized basis (assuming no exercise and full exercise of the underwriters' option to purchase additional common units) is summarized in the table below:

	No Exercise of Option to Purchase Additional Common Units			Full Exercise of Option to Purchase Additional Common Units		
		Aggregate Minimum Quarterly Distributions			Aggregate Minimum Quarterly Distributions	
	Number of Units	One Quarter	Annualized (Four Quarters)	Number of Units	One Quarter	Annualized (Four Quarters)
		($ in millions)			($ in millions)	
Publicly held common units	17,500,000	$ 3.7	$14.9	20,125,000	$ 4.3	$17.1
Common units held by Sponsors	11,663,121	2.5	9.9	9,038,121	1.9	7.7
Subordinated units held by Sponsors	29,163,121	6.2	24.8	29,163,121	6.2	24.8
2% general partner interest	N/A	0.3	1.0	N/A	0.3	1.0
Total	58,326,242	$12.7	$50.6	58,326,242	$12.7	$50.6

Initially, our general partner will be entitled to 2% of all distributions that we make prior to our liquidation. Our general partner's initial 2% general partner interest in these distributions may be reduced if we issue additional partnership interests in the future and our general partner does not contribute a proportionate amount of capital to us in order to maintain its initial 2% general partner interest. Our general partner will also initially hold all of the incentive distribution rights, which entitle the holder to increasing percentages, up to a maximum of 48%, of the cash we distribute in excess of $0.24438 per unit per quarter.

During the subordination period, before we make any quarterly distributions to our subordinated unitholders, our common unitholders are entitled to receive payment of the full minimum quarterly distribution for such quarter plus any arrearages in distributions of the minimum quarterly distribution from prior quarters. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions — Subordinated Units and Subordination Period." We cannot guarantee, however, that we will pay distributions on our common units at our minimum quarterly distribution rate or at any other rate in any quarter.

Although holders of our common units may pursue judicial action to enforce provisions of our partnership agreement, including those related to requirements to make cash distributions as described above, our partnership agreement provides that any determination made by our general partner in its capacity as our general partner must be made in good faith and that any such determination will not be subject to any other standard imposed by the Delaware Act or any other law, rule or regulation or at equity. Our partnership agreement provides that, in order for a determination by our general partner to be made in "good faith," our general partner must subjectively believe that the determination is in the best interests of our partnership. In making such determination, our general partner may take into account the totality of the circumstances or the totality of the relationships between the parties involved, including other relationships or transactions that may be particularly favorable or advantageous to us. Please read "Conflicts of Interest and Duties."

The provision in our partnership agreement requiring us to distribute all of our available cash quarterly may not be modified without amending our partnership agreement; however, as described above, the actual amount of our cash distributions for any quarter is subject to fluctuations based on the amount of cash we generate from our business, the amount of reserves the board of directors of our general partner establishes in accordance with our partnership agreement and the amount of available cash from working capital borrowings.

Additionally, the board of directors of our general partner may reduce the minimum quarterly distribution and the target distribution levels if legislation is enacted or modified that results in our partnership becoming taxable as a corporation or otherwise subject to taxation as an entity for federal, state



200GK55yqNDxY#Nh:

| CONE MIDSTREAM | RR Donnelley ProFile | SWRPRFRS10 11.5.19 | SWRpf_rend | | 12-Sep-2014 21:12 EST | | 737338 TX 62 | 24* |
| CONE MIDSTREAM S-1 | | | HOU | | 10-Sep-2014 19:56 EST | COMP | PS PMT | 1C |

or local income tax purposes. In such an event, the minimum quarterly distribution and the target distribution levels may be reduced proportionately by the percentage decrease in our available cash resulting from the estimated tax liability we would incur in the quarter in which such legislation is effective. The minimum quarterly distribution will also be proportionately adjusted in the event of any distribution, combination or subdivision of common units in accordance with the partnership agreement, or in the event of a distribution of available cash from capital surplus. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions — Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels." The minimum quarterly distribution is also subject to adjustment if the holder(s) of the incentive distribution rights (initially only our general partner) elect to reset the target distribution levels related to the incentive distribution rights. In connection with any such reset, the minimum quarterly distribution will be reset to an amount equal to the average cash distribution amount per common unit for the two quarters immediately preceding the reset. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions — General Partner's Right to Reset Incentive Distribution Levels."

In the sections that follow, we present in detail the basis for our belief that we will be able to fully fund our annualized minimum quarterly distribution of $0.85 per unit for the twelve months ending September 30, 2015. In those sections, we present two tables, consisting of:

- "Unaudited Pro Forma EBITDA and Distributable Cash Flow for the Year Ended December 31, 2013 and the Twelve Months Ended June 30, 2014," in which we present the amount of EBITDA and distributable cash flow we would have generated on a pro forma basis for the year ended December 31, 2013 and the twelve months ended June 30, 2014, derived from our unaudited pro forma condensed financial statements that are included in this prospectus, as adjusted to give pro forma effect to this offering and the related formation transactions; and

- "Estimated EBITDA and Distributable Cash Flow for the Twelve Months Ending September 30, 2015," in which we provide our estimated forecast of our ability to generate sufficient EBITDA and distributable cash flow to support the payment of the minimum quarterly distribution on all common units and subordinated units and the corresponding distributions on our general partner's 2% general partner interest for the twelve months ending September 30, 2015.

Unless otherwise specifically noted, the amounts set forth in the following sections reflect the pro forma historical and forecasted results attributable to 100% of the assets and operations of our operating subsidiaries and are not adjusted to reflect CONE's non-controlling interests in our operating subsidiaries. In connection with the completion of this offering, our Sponsors, through CONE, will contribute to us 75%, 5% and 5% controlling interests in the operating subsidiaries that own our Anchor Systems, Growth Systems and Additional Systems, respectively, and CONE will retain 25%, 95% and 95% non-controlling interests in the operating subsidiaries that own our Anchor Systems, Growth Systems and Additional Systems, respectively. Please read "Prospectus Summary — The Transactions" and "Prospectus Summary — Ownership and Organizational Structure." Following the completion of this offering, we will consolidate the results of operations of our operating subsidiaries and then record a non-controlling interest deduction for CONE's retained interests in our operating subsidiaries.

Unaudited Pro Forma EBITDA and Distributable Cash Flow for the Year Ended December 31, 2013 and the Twelve Months Ended June 30, 2014

If we had completed the transactions contemplated in this prospectus on January 1, 2013, pro forma EBITDA generated for the year ended December 31, 2013 and the twelve months ended June 30, 2014 would have been approximately $16.5 million and $31.1 million, respectively, and pro forma distributable cash flow generated for those periods would have been approximately $14.0 million and $27.7 million, respectively. These amounts would not have been sufficient to support the payment of the minimum quarterly distribution of $0.2125 per unit per quarter ($0.85 per unit on an annualized basis) on all of our common units and subordinated units and the corresponding distributions on our general partner's 2% general partner interest for each of the year ended December 31, 2013 and the twelve months ended June 30, 2014.



| CONE MIDSTREAM | RR Donnelley ProFile | SWRPRFRS10 11.5.19 | SWRpf_rend | 12-Sep-2014 21:12 EST | | 737338 TX 63 | 31* |
| CONE MIDSTREAM S-1 | | | HOU | 10-Sep-2014 19:56 EST | COMP | PS PMT | 1C |

We based the pro forma adjustments upon currently available information and specific estimates and assumptions. The pro forma amounts below do not purport to present our results of operations had the transactions contemplated in this prospectus actually been completed as of the dates indicated. In addition, EBITDA and distributable cash flow are primarily cash accounting concepts, while our unaudited pro forma condensed financial statements have been prepared on an accrual basis. As a result, you should view the amounts of pro forma EBITDA and distributable cash flow only as general indications of the amounts of EBITDA and distributable cash flow that we might have generated had we been formed on January 1, 2013.

The following table illustrates, on a pro forma basis, for the year ended December 31, 2013 and the twelve months ended June 30, 2014, the amounts of EBITDA and distributable cash flow that would have been generated, assuming in each case that this offering and the other transactions contemplated in this prospectus had been consummated on January 1, 2013.


CONE Midstream Partners LP
Unaudited Pro Forma EBITDA and Distributable Cash Flow


	Year Ended December 31, 2013	Twelve Months Ended June 30, 2014
	($ in millions, except per unit amounts)	
Revenues		
Gathering Revenue — Related Party	$ 62.1	$ 89.2
Total Revenue	62.1	89.2
Expenses		
Operating Expense — Third Party	13.1	17.0
Operating Expense — Related Party	16.6	20.8
General and Administrative — Third Party(1)	5.1	5.1
General and Administrative — Related Party(1)	2.8	3.3
Depreciation	5.8	6.3
Total Expenses	43.4	52.5
Operating Income	18.7	36.7
Interest Expense(2)	0.9	0.9
Income Before Income Tax Expense	17.8	35.8
Income Tax Expense	—	—
Net Income	$ 17.8	$ 35.8
Less:		
Net Income Attributable to Sponsor-Retained Interests(3)	3.8	9.0
Net Income Attributable to CONE Midstream Partners LP	**$ 14.0**	**$ 26.8**
Add:		
Net Income Attributable to Sponsor-Retained Interests	3.8	$ 9.0
Depreciation	5.8	6.3
Interest Expense	0.9	0.9
Income Tax Expense	—	—
EBITDA	$ 24.5	$ 43.0
Less:		
EBITDA Attributable to Sponsor-Retained Interests(4)	$ 8.0	$ 11.9
EBITDA Attributable to CONE Midstream Partners LP	**$ 16.5**	**$ 31.1**

63



| CONE MIDSTREAM | RR Donnelley ProFile | AZ0151AC599811 11.5.15 | SWRgardm0px | 13-Sep-2014 17:01 EST | 737338 TX 64 | 36* |
| CONE MIDSTREAM S-1 | | HOU | | 10-Sep-2014 19:56 EST | COMP | PS PMT 1C |

	Year Ended December 31, 2013	Twelve Months Ended June 30, 2014
	($ in millions, except per unit amounts)	
Less:		
Cash Interest Expense(5)	$ —	$ —
Maintenance Capital Expenditures(6)	2.5	3.4
Expansion Capital Expenditures(7)	81.9	91.2
Add:		
Capital Contributions from Sponsors to Fund Expansion Capital Expenditures	81.9	91.2
Pro Forma Distributable Cash Flow Attributable to CONE Midstream Partners LP	**14.0**	**27.7**
Pro Forma Cash Distributions:		
Distributions to Public Common Unitholders	$ 8.2	$ 14.9
Distributions to Sponsors:		
Common Units Held by Sponsors	5.5	9.9
Subordinated Units Held by Sponsors	—	2.4
General Partner Interest Held by Sponsors	0.3	0.6
Total Distributions to Sponsors	5.8	12.8
Aggregate Quarterly Distributions	$ 14.0	$ 27.7
Excess / (Shortfall) of Distributable Cash Flow Over Aggregate Annualized Minimum Quarterly Distribution	$ (36.6)	$ (22.9)
Percent of Aggregate Annualized Minimum Quarterly Distribution Payable to Common Unitholders	55.3%	100.0%
Percent of Aggregate Annualized Minimum Quarterly Distribution Payable to Subordinated Unitholders	—%	9.5%

(1) We expect to incur approximately $5.0 million of estimated annual incremental general and administrative expenses as a result of being a publicly traded partnership, of which approximately $4.9 million is included in General and Administrative — Third Party and approximately $0.1 million is included in General and Administrative — Related Party.

(2) Represents non-cash amortization of origination fees and commitment fees on the undrawn portion of our new revolving credit facility that we expect to have in place at the closing of this offering (assuming no amounts have been drawn on the revolving credit facility).

(3) Represents net income attributable to our Sponsors' non-controlling interests in our operating subsidiaries.



CONE MIDSTREAM	RR Donnelley ProFile	SWRPRFRS10 11.5.19	SWRpf_rend	12-Sep-2014 21:13 EST	737338 TX 65	28*
CONE MIDSTREAM S-1			HOU	10-Sep-2014 19:56 EST	COMP	PS PMT 1C

(4) Represents EBITDA attributable to our Sponsors' non-controlling interests in our operating subsidiaries, calculated as follows:

	Year Ended December 31, 2013	Twelve Months Ended June 30, 2014
Net income attributable to our Sponsors' non-controlling interests in our operating subsidiaries	$3.8	9.0
Add:		
Depreciation expense attributable to our Sponsors' non-controlling interests in our operating subsidiaries	4.2	2.9
EBITDA attributable to our Sponsors' non-controlling interests in our operating subsidiaries	$8.0	11.9

(5) Represents commitment fees on the undrawn portion of our new revolving credit facility that we expect to have in place at the closing of this offering (assuming no amounts have been drawn on the revolving credit facility).

(6) Represents estimated maintenance capital expenditures attributable to our controlling interests in our operating subsidiaries. Historically, we did not make a distinction between maintenance capital expenditures and expansion capital expenditures; however, for the purposes of the presentation of "Unaudited Pro Forma EBITDA and Distributable Cash Flow," we have estimated that approximately $2.5 million and $3.4 million of our capital expenditures would have constituted maintenance capital expenditures for the pro forma year ended December 31, 2013 and the twelve months ended June 30, 2014, respectively. The estimated maintenance capital expenditures attributable to our Sponsors' retained interests are listed below:

	Year Ended December 31, 2013	Twelve Months Ended June 30, 2014
Maintenance Capital Expenditures Attributable to CONE Midstream Partners LP	$2.5	3.4
Maintenance Capital Expenditures Attributable to Sponsor — Retained Interest	2.4	3.5
Total Maintenance Capital Expenditures Attributable to Our Operating Subsidiaries	$4.9	6.9

(7) Represents estimated expansion capital expenditures attributable to our controlling interests in our operating subsidiaries. The estimated expansion capital expenditures attributable to our Sponsors' retained interest are listed below:

	Year Ended December 31, 2013	Twelve Months Ended June 30, 2014
Expansion Capital Expenditures Attributable to CONE Midstream Partners LP	$ 81.9	91.2
Expansion Capital Expenditures Attributable to Sponsor — Retained Interests	44.1	91.2
Total Expansion Capital Expenditures Attributable to Our Operating Subsidiaries	$126.0	$182.4


200GK55yqNDxlLu7>

| CONE MIDSTREAM | RR Donnelley ProFile | SWRPRFRS10 11.5.19 | SWRpf_rend | | 12-Sep-2014 21:13 EST | | 737338 TX 66 | 16* |
| CONE MIDSTREAM S-1 | | | HOU | | 10-Sep-2014 19:56 EST | COMP | PS PMT | 1C |

Estimated EBITDA and Distributable Cash Flow for the Twelve Months Ending September 30, 2015

We forecast our estimated EBITDA and distributable cash flow for the twelve months ending September 30, 2015 will be approximately $67.4 million and $58.2 million, respectively. In order to pay the aggregate annualized minimum quarterly distribution to all of our unitholders and the corresponding distribution on our general partner's 2% general partner interest for the twelve months ending September 30, 2015, we must generate EBITDA and distributable cash flow of at least $59.8 million and $50.6 million, respectively.

We have not historically made public projections as to future operations, earnings or other results. However, management has prepared the forecast of estimated EBITDA and distributable cash flow for the twelve months ending September 30, 2015, and related assumptions set forth below, to substantiate our belief that we will have sufficient EBITDA and distributable cash flow to pay the aggregate annualized minimum quarterly distribution to all our unitholders and the corresponding distributions on our general partner's 2% general partner interest for the twelve months ending September 30, 2015. Please read "—Significant Forecast Assumptions." This forecast is a forward-looking statement and should be read together with our historical and unaudited pro forma financial statements and the accompanying notes included elsewhere in this prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations." This forecast was not prepared with a view toward complying with the published guidelines of the SEC or guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in the view of our management, was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of management's knowledge and belief, the assumptions on which we base our belief that we can generate sufficient EBITDA and distributable cash flow to pay the minimum quarterly distribution to all unitholders and our general partner for the forecasted period. However, this information is not fact and should not be relied upon as being necessarily indicative of our future results, and readers of this prospectus are cautioned not to place undue reliance on the prospective financial information.

The prospective financial information included in this prospectus has been prepared by, and is the responsibility of, our management. Ernst & Young LLP has neither compiled nor performed any procedures with respect to the accompanying prospective financial information and, accordingly, Ernst & Young LLP does not express an opinion or any other form of assurance with respect thereto. The Ernst & Young LLP report included in this prospectus relates to our historical financial information. It does not extend to the prospective financial information and should not be read to do so.

When considering our financial forecast, you should keep in mind the risk factors and other cautionary statements under "Risk Factors." Any of the risks discussed in this prospectus, to the extent they are realized, could cause our actual results of operations to vary significantly from those that would enable us to generate our estimated EBITDA and distributable cash flow.

We do not undertake any obligation to release publicly the results of any future revisions we may make to the forecast or to update this forecast to reflect events or circumstances after the date of this prospectus. Therefore, you are cautioned not to place undue reliance on this prospective financial information.


CONE Midstream Partners LP

Estimated EBITDA and Distributable Cash Flow

	Twelve Months Ending September 30, 2015
	($ in millions, except per unit amounts)
Revenues	
Gathering Revenue — Related Party	$199.1
Total Revenue	199.1
Expenses	
Operating Expense — Third Party	37.8
Operating Expense — Related Party	38.4
General and Administrative — Third Party(1)	5.0
General and Administrative — Related Party(1)	4.0
Depreciation	18.1
Total Expenses	103.3
Operating Income	95.8
Interest Expense(2)	2.1
Income Before Income Tax Expense	93.7
Income Tax Expense	—
Net Income	$ 93.7
Less:	
Net Income Attributable to Sponsor-Retained Interests(3)	34.9
Net Income Attributable to CONE Midstream Partners LP	**$ 58.8**
Add:	
Net Income Attributable to Sponsor-Retained Interests	$ 34.9
Depreciation	18.1
Interest Expense	2.1
Income Tax Expense	—
EBITDA	$113.9
Less:	
EBITDA Attributable to Sponsor-Retained Interests(4)	$ 46.5
Estimated EBITDA Attributable to CONE Midstream Partners LP	**$ 67.4**
Less:	
Cash Interest Expense(5)	$ 1.8
Maintenance Capital Expenditures(6)	7.4
Expansion Capital Expenditures(7)	114.8
Add:	
Borrowings to Fund Expansion Capital Expenditures	112.4
Cash Used to Fund Expansion Capital Expenditures	2.4
Estimated Distributable Cash Flow Attributable to CONE Midstream Partners LP	**$ 58.2**


200GK55yqNDxyjMhr

| CONE MIDSTREAM | RR Donnelley ProFile | SWRPRFRS10 11.5.19 | SWRpf_rend | 12-Sep-2014 21:13 EST | | 737338 TX 68 | 25* |
| CONE MIDSTREAM S-1 | | | HOU | 10-Sep-2014 19:56 EST | COMP | PS PMT | 1C |

	Twelve Months Ending September 30, 2015
	($ in millions, except per unit amounts)
Distributions to Public Common Unitholders	14.9
Distributions to Sponsors:	
Common Units Held by Sponsors	9.9
Subordinated Units Held by Sponsors	24.8
General Partner Interest Held by Sponsors	1.0
Total Distributions to Sponsors	35.7
Aggregate Annualized Minimum Quarterly Distribution	50.6
Excess / (Shortfall) of Distributable Cash Flow Over Aggregate Annualized Minimum Quarterly Distribution	7.6

(1) We expect to incur approximately $5.0 million of estimated annual incremental general and administrative expenses as a result of being a publicly traded partnership, of which approximately $4.4 million is included in General and Administrative — Third Party and approximately $0.6 million is included in General and Administrative — Related Party.

(2) Forecasted interest expense includes (i) interest on amounts outstanding under our new revolving credit facility; (ii) amortization of origination fees and (iii) commitment fees on the unused portion of our new revolving credit facility.

(3) Represents net income attributable to our Sponsors' non-controlling interests in our operating subsidiaries.

(4) Represents EBITDA attributable to our Sponsors' non-controlling interests in our operating subsidiaries, calculated as follows:

Net income attributable to our Sponsors' non-controlling interests in our operating subsidiaries	$34.9
Add:	
Depreciation expense attributable to our Sponsors' non-controlling interests in our operating subsidiaries	11.6
EBITDA attributable to our Sponsors' non-controlling interests in our operating subsidiaries	$46.5

(5) Forecasted cash interest expense includes (i) interest on amounts outstanding under our new revolving credit facility and (ii) commitment fees on the unused portion of our new revolving credit facility.

(6) Represents estimated maintenance capital expenditures attributable to our controlling interests in our operating subsidiaries. The estimated maintenance capital expenditures attributable to our Sponsors' retained interests are listed below:

Maintenance Capital Expenditures Attributable to CONE Midstream Partners LP	$ 7.4
Maintenance Capital Expenditures Attributable to Sponsor-Retained Interests	8.2
Total Maintenance Capital Expenditures Attributable to Our Operating Subsidiaries	$15.6


(7) Represents estimated expansion capital expenditures attributable to our controlling interests in our operating subsidiaries. The estimated expansion capital expenditures attributable to our Sponsors' retained interests are listed below:

Expansion Capital Expenditures Attributable to CONE Midstream Partners LP	$114.8
Expansion Capital Expenditures Attributable to Sponsor-Retained Interests	506.3
Total Expansion Capital Expenditures Attributable to Our Operating Subsidiaries	$621.1

Significant Forecast Assumptions

The forecast has been prepared by and is the responsibility of management. The forecast reflects our judgment as of the date of this prospectus of conditions we expect to exist and the course of action we expect to take during the twelve months ending September 30, 2015. We believe our actual results of operations will approximate those reflected in our forecast, but we can give no assurance that our forecasted results will be achieved. There will likely be differences between our forecast and our actual results, and those differences could be material. If the forecasted results are not achieved, we may not be able to make cash distributions on our common units at the minimum quarterly distribution rate or at all.

General Considerations

Our Predecessor's historical results of operations include all of the results of operations of CONE on a 100% basis, which includes 100% of the results of our Anchor Systems, Growth Systems and Additional Systems, as well as 100% of the results of certain ancillary midstream assets that CONE will retain after the completion of this offering. In connection with the completion of this offering, our Sponsors will contribute to us a 75% controlling interest in our Anchor Systems, a 5% controlling interest in our Growth Systems and a 5% controlling interest in our Additional Systems. Please read "Management's Discussion and Analysis of Financial Condition and Results of Operations — Factors Affecting the Comparability of Our Financial Results." All of our revenue will be derived from long-term, fixed-fee gathering agreements with our Sponsors.

Results, Volumes and Fees

The following table summarizes the pro forma revenues, volumes, fees and EBITDA for our midstream services for the year ended December 31, 2013 and the twelve months ended June 30, 2014, as well as our forecast regarding those same amounts for the twelve months ending September 30, 2015.

	Pro Forma Year Ended December 31, 2013	Pro Forma Twelve Months Ended June 30, 2014	Forecasted Twelve Months Ending September 30, 2015
Dry gas gathering volumes (BBtu/d)	266.9	418.8	551.0
Dry gas gathering fees ($/MMBtu)	$ 0.40	$ 0.40	$ 0.40
Wet gas gathering volumes (BBtu/d)	78.6	108.3	499.6
Wet gas gathering fees ($/MMBtu)(1)	$ 0.55	$ 0.55	$ 0.51
Condensate gathering volumes (MBbls/d) . . .	0.2	0.4	5.8
Condensate gathering fees ($/Bbl)(2)	$ 5.04	$ 5.00	$ 4.50
Gathering revenues ($ in millions)	$ 62.1	$ 89.2	$199.1
EBITDA ($ in millions)	$ 24.5	$ 43.0	$113.9

(1) Forecasted wet gas gathering fees are a weighted average. Our fee for wet gas is $0.275 per MMBtu in the Moundsville area (Marshall County, West Virginia), $0.275 per MMBtu in the Pittsburgh International Airport area (Allegheny County, Pennsylvania) and $0.55 per MMBtu for all other areas in the dedication area. Please read "Business — Our Gathering Agreements."

(2) Forecasted condensate gathering fees are a weighted average. Our fee for condensate is $2.50 per Bbl in the Moundsville area and $5.00 per Bbl for all other areas in the dedication area. Please read "Business — Our Gathering Agreements."


Revenue

We estimate that total gathering revenues for the twelve months ending September 30, 2015 will be approximately $199.1 million compared to approximately $62.1 million for the pro forma year ended December 31, 2013 and approximately $89.2 million for the pro forma twelve months ended June 30, 2014 primarily due to increased throughput on our gathering systems. At September 30, 2015, we expect to have approximately 165 miles of dry gas pipelines and approximately 120 miles of wet gas pipelines in the Marcellus Shale compared to 116 miles of dry gas pipelines and 44 miles of wet gas pipelines in place as of June 30, 2014. Our Sponsors forecast connecting to our gathering systems, and commencing production on, over 165 gross wells on our dedicated acreage during the twelve months ending September 30, 2015. As a result of these additional wells, in addition to production from existing wells on our systems, we estimate that our average daily throughput for the twelve months ending September 30, 2015 will be 551.0 BBtu/d of dry gas and 499.6 BBtu/d of wet gas. Our forecasted increase in volumes over the pro forma twelve months ended June 30, 2014 is based on our expectation that our Sponsors will complete the drilling and development activities on our dedicated acreage consistent with their current drilling and development plan. Under our gathering agreements, we forecast that we will receive a fee of $0.40/MMBtu for dry gas gathering, an estimated weighted average fee of $0.51/MMBtu for wet gas gathering and an estimated weighted average fee of $4.50/Bbl for condensate gathering. Please read "Business — Our Gathering Agreements."

Operating Expense

We estimate that total operating expense for the twelve months ending September 30, 2015 will be $76.2 million compared to approximately $29.7 million for the pro forma year ended December 31, 2013 and approximately $37.8 million for the pro forma twelve months ended June 30, 2014. Our increase in operating expense is primarily due to our significantly higher operating levels, resulting in higher:

- gathering throughput on our dedicated acreage;

- maintenance and contract service costs;

- regulatory and compliance costs;

- operating costs associated with increased pipeline mileage and additional compressor stations; and

- ad valorem taxes.

General and Administrative Expenses

Our general and administrative expenses will consist of (i) direct general and administrative expenses incurred by us, (ii) allocated general administrative expenses from our Sponsors and (iii) fixed-fee payments we make to our Sponsors for the provision of general and administrative services under our omnibus agreement.

We expect total general and administrative expenses for the twelve months ending September 30, 2015 will be $9.0 million as compared to $7.9 million for the pro forma year ended December 31, 2013 and approximately $8.4 million for the pro forma twelve months ended June 30, 2014. These amounts include the $5.0 million of annual incremental publicly traded partnership expenses we expect to incur. The increase in general and administrative expenses primarily relates to increased personnel and associated administrative expenses due to our projected growth.

Depreciation

We estimate that depreciation for the twelve months ending September 30, 2015 will be $18.1 million as compared to approximately $5.8 million for the pro forma year ended December 31, 2013 and approximately $6.3 million for the pro forma twelve months ending June 30, 2014. Our expected increase is primarily attributable to the effect of a full year of depreciation on our gathering infrastructure constructed in 2013 and depreciation on the new infrastructure constructed and to be constructed during the twelve months ending September 30, 2015.


Interest Expense

We estimate that interest expense will be approximately $2.1 million for the twelve months ending September 30, 2015. Our interest expense for the twelve months ending September 30, 2015 includes (i) approximately $1.4 million of interest under our new revolving credit facility based on an assumed interest rate of 2.5%, (ii) approximately $0.2 million of non-cash amortization of assumed origination fees for our new revolving credit facility and (iii) approximately $0.5 million of commitment fees on the unused portion of our new revolving credit facility based on an assumed $57.0 million in average borrowings outstanding under our new revolving credit facility during the twelve months ending September 30, 2015. Our new revolving credit facility will bear interest at either a base rate or LIBOR rate, in each case plus a margin. We calculated our interest rate based on the LIBOR rate, which generally will be LIBOR plus 1.125% to 2.0%, depending on our most recent consolidated leverage ratio or our credit rating, as the case may be. For purposes of our estimate, we assumed LIBOR of 0.5% plus the top end of the margin applicable to the LIBOR rate. We estimated that we will incur approximately $0.2 million of non-cash amortization of origination fees. In addition, the unused portion of our new revolving credit facility will be subject to a commitment fee ranging from 0.15% to 0.35% per annum depending on our most recent consolidated leverage ratio or our credit rating, as the case may be. We calculated the approximate $0.5 million of commitment fees based on an assumed 0.25% commitment fee (the mid-point of the range) on the estimated $193.0 million average undrawn portion of the new revolving credit facility. Please read "Management's Discussion and Analysis of Financial Condition and Results of Operations — Capital Resources and Liquidity — Revolving Credit Facility" for a description of our new revolving credit facility.

Capital Expenditures

The midstream energy business is capital intensive, requiring the maintenance of existing gathering systems and other midstream assets and facilities and the acquisition or construction and development of new gathering systems and other midstream assets and facilities. Our partnership agreement will require that we categorize our capital expenditures as either:

- *Maintenance capital expenditures*, which are cash expenditures (including expenditures for the construction or development of new capital assets or the replacement, improvement or expansion of existing capital assets) made to maintain, over the long term, our operating capacity, operating income or revenue. Examples of maintenance capital expenditures are expenditures to repair, refurbish and replace pipelines, to maintain equipment reliability, integrity and safety and to comply with environmental laws and regulations. In addition, we designate a portion of our capital expenditures to connect new wells to maintain gathering throughput as maintenance capital to the extent such capital expenditures are necessary to maintain, over the long term, our operating capacity, operating income or revenue; or

- *Expansion capital expenditures*, which are cash expenditures to construct new midstream infrastructure and those expenditures incurred in order to extend the useful lives of our assets, reduce costs, increase revenues or increase system throughput or capacity from current levels, including well connections that increase existing system throughput. Examples of expansion capital expenditures include the construction, development or acquisition of additional gathering pipelines and compressor stations, in each case to the extent such capital expenditures are expected to expand our operating capacity, operating income or revenue. In the future, if we make acquisitions that increase system throughput or capacity, the associated capital expenditures may also be considered expansion capital expenditures.

We generally categorize specific capital expenditures as either expansion capital expenditures or maintenance capital expenditures based on the nature of the expenditure. However, a portion of our capital expenditures relate to the connection of our gathering systems to new wells. While these capital expenditures could generally be considered expansion capital expenditures because they will result in increased throughput or cash flows produced by our midstream systems, we categorize a portion of these

71


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| CONE MIDSTREAM | RR Donnelley ProFile | SWRPRFRS10 11.5.19 | SWRpf_rend | 12-Sep-2014 21:13 EST | | 737338 TX 72 | 26* |
| CONE MIDSTREAM S-1 | | | HOU | 10-Sep-2014 19:56 EST | COMP | PS PMT | 1C |

capital expenditures as maintenance capital expenditures because they are necessary to offset the natural production declines our Sponsors will experience on all of their wells over time.

Because our Sponsors are significantly accelerating their joint drilling and development program, our total natural gas and condensate volumes gathered are experiencing growth that substantially exceeds natural production declines. Accordingly, the substantial majority of our capital expenditures for new well connections are considered expansion capital expenditures, with a substantial minority considered maintenance capital expenditures. As our Sponsors' joint drilling and development program and production profile matures, we would expect a larger percentage of wells placed online to represent maintenance capital expenditures.

In allocating expenditures between maintenance capital expenditures and expansion capital expenditures for new well connections during the twelve months ending September 30, 2015, we first estimate the number of new well connections needed to offset the natural production decline and maintain the average throughput volume on our systems during the forecast period. We then allocate to maintenance capital the estimated new well connection expenditures based on a per well connection cost estimate.

We estimate that total capital expenditures attributable to our operating subsidiaries for the twelve months ending September 30, 2015 will be $636.7 million ($122.2 million net to our ownership interests in our operating subsidiaries) based on the following assumptions.

Maintenance Capital Expenditures

We estimate that maintenance capital expenditures will be $15.6 million ($7.4 million net to our ownership interests in our operating subsidiaries) for the twelve months ending September 30, 2015. We expect to fund these maintenance capital expenditures with cash generated by our operations. Because our midstream systems are relatively new, having been substantially built within the last three years, we believe that the capital expenditures necessary to repair, refurbish and replace pipelines, to maintain equipment reliability, integrity and safety and to comply with environmental laws and regulations during the twelve months ending September 30, 2015 will be relatively low. The majority of our maintenance capital expenditures included in the forecast period represent that portion of our estimated capital expenditures associated with the connection of new wells to our gathering systems that we believe will be necessary to offset the natural production declines our Sponsors will experience on all of their wells over time. The methodology we use to categorize these capital expenditures is described above.

Expansion Capital Expenditures

We estimate that expansion capital expenditures for the twelve months ending September 30, 2015 will be $621.1 million ($114.8 million net to our ownership interests in our operating subsidiaries). During the twelve months ending September 30, 2015, we have assumed that we will fund our expansion capital expenditures with borrowings under our new revolving credit facility. In general, our expansion capital expenditures are necessary to increase the size and scope of our midstream infrastructure in order to continue servicing our Sponsors' drilling and completion schedule and increasing production on our dedicated acreage. A majority of our Sponsors' planned well completions and production growth on our dedicated acreage during the twelve months ending September 30, 2015 will drive our need for expansion capital expenditures.

These expansion capital expenditures are primarily comprised of the following expansion capital projects that we intend to pursue during the twelve months ending September 30, 2015:

- Natural gas gathering: We expect to spend approximately $72.5 million in expansion capital expenditures (net to our ownership interests in our operating subsidiaries) related to natural gas gathering pipeline expansions on our dedicated acreage in order to add over 140 miles of pipeline, including for new well pad connections, giving us a total of over 280 miles at September 30, 2015.

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| CONE MIDSTREAM | RR Donnelley ProFile | SWRPRFRS10 11.5.19 | SWRpf_rend | 12-Sep-2014 21:13 EST | | 737338 TX 73 | 17* |
| CONE MIDSTREAM S-1 | | HOU | | 10-Sep-2014 19:56 EST COMP | | PS PMT | 1C |

- Compression facilities: We expect to spend approximately $21.6 million in expansion capital expenditures (net to our ownership interests in our operating subsidiaries) related to the expansion or construction of compression facilities on our dedicated acreage, resulting in total capacity of 1.1 Bcf/d as of September 30, 2015.

- Land and permitting: We expect to spend approximately $20.7 million in expansion capital expenditures (net to our ownership interests in our operating subsidiaries) related to land and permitting capital expenditures on our dedicated acreage.

Regulatory, Industry and Economic Factors

Our forecast of EBITDA and distributable cash flow for the twelve months ending September 30, 2015 is also based on the following significant assumptions related to regulatory, industry and economic factors:

- our Sponsors will not default under our gathering agreements or reduce, suspend or terminate their obligations, nor will any events occur that would be deemed a force majeure event, under such agreements;

- there will not be any new federal, state or local regulation, or any interpretation of existing regulation, of the portions of the midstream energy industry in which we operate that will be materially adverse to our business;

- there will not be any material accidents, weather-related incidents, unscheduled downtime or similar unanticipated events with respect to our assets or our Sponsors' drilling and development plan;

- there will not be a shortage of skilled labor; and

- there will not be any material adverse changes in the midstream energy industry, commodity prices, capital markets or overall economic conditions.



| CONE MIDSTREAM | RR Donnelley ProFile | SWRPRFRS10 11.5.19 | SWRpf_rend | 12-Sep-2014 21:13 EST | 737338 TX 74 | 10* |
| CONE MIDSTREAM S-1 | START PAGE | | HOU | 10-Sep-2014 19:56 EST | COMP | PS PMT 1C |

PROVISIONS OF OUR PARTNERSHIP AGREEMENT RELATING TO CASH DISTRIBUTIONS

Set forth below is a summary of the significant provisions of our partnership agreement that relate to cash distributions.

Distributions of Available Cash

General

Our partnership agreement requires that, within 45 days after the end of each quarter, beginning with the quarter ending December 31, 2014, we distribute all of our available cash to unitholders of record on the applicable record date. We will adjust the amount of our distribution for the period from the closing of this offering through December 31, 2014, based on the actual length of the period.

Definition of Available Cash

Available cash generally means, for any quarter, all cash and cash equivalents on hand at the end of that quarter:

- *less*, the amount of cash reserves established by our general partner to:
  - provide for the proper conduct of our business (including reserves for our future capital expenditures, future acquisitions and anticipated future debt service requirements);
  - comply with applicable law or any loan agreement, security agreement, mortgage, debt instrument or other agreement or obligation to which we or any of our subsidiaries is a party or by which we or such subsidiary is bound or we or such subsidiary's assets are subject; or
  - provide funds for distributions to our unitholders and to our general partner for any one or more of the next four quarters (provided that our general partner may not establish cash reserves for distributions pursuant to this bullet point if the effect of such reserves will prevent us from distributing the minimum quarterly distribution on all common units and any cumulative arrearages on such common units for the current quarter);
- *plus*, if our general partner so determines, all or any portion of the cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made subsequent to the end of such quarter.

The purpose and effect of the last bullet point above is to allow our general partner, if it so decides, to use cash from working capital borrowings made after the end of the quarter but on or before the date of determination of available cash for that quarter to pay distributions to unitholders. Under our partnership agreement, working capital borrowings are generally borrowings incurred under a credit facility, commercial paper facility or similar financing arrangement that are used solely for working capital purposes or to pay distributions to our partners and with the intent of the borrower to repay such borrowings within twelve months with funds other than from additional working capital borrowings.

Intent to Distribute the Minimum Quarterly Distribution

Under our current cash distribution policy, we intend to make a minimum quarterly distribution to the holders of our common units and subordinated units of $0.2125 per unit, or $0.85 per unit on an annualized basis, to the extent we have sufficient available cash after the establishment of cash reserves and the payment of costs and expenses, including reimbursements of expenses to our general partner. However, there is no guarantee that we will pay the minimum quarterly distribution on our units in any quarter. The amount of distributions paid under our cash distribution policy and the decision to make any distribution will be determined by our general partner, taking into consideration the terms of our partnership agreement. Please read "Management's Discussion and Analysis of Financial Condition and Results of Operations — Capital Resources and Liquidity — Revolving Credit Facility."



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| CONE MIDSTREAM | RR Donnelley ProFile | SWRPRFRS10 11.5.19 | SWRpf_rend | 12-Sep-2014 21:13 EST | | 737338 TX 75 | 12* |
| CONE MIDSTREAM S-1 | | | HOU | 10-Sep-2014 19:56 EST | COMP | PS PMT | 1C |

General Partner Interest and Incentive Distribution Rights

Initially, our general partner will be entitled to 2% of all quarterly distributions from inception that we make prior to our liquidation. Our general partner has the right, but not the obligation, to contribute a proportionate amount of capital to us to maintain its current general partner interest. The general partner's initial 2% general partner interest in these distributions will be reduced if we issue additional limited partner interests in the future and our general partner does not contribute a proportionate amount of capital to us to maintain its 2% general partner interest (other than the issuance of common units upon any exercise by the underwriters of their option to purchase additional common units in this offering).

Our general partner also currently holds incentive distribution rights that entitle it to receive increasing percentages, up to a maximum of 48%, of the available cash we distribute from operating surplus (as defined below) in excess of $0.24438 per unit per quarter. The maximum distribution of 48% does not include any distributions that our general partner or its affiliates may receive on common units, subordinated units or the general partner interest that they own. Please read "— General Partner Interest and Incentive Distribution Rights."

Operating Surplus and Capital Surplus

General

All cash distributed to unitholders will be characterized as either being paid from "operating surplus" or "capital surplus." We treat distributions of available cash from operating surplus differently than distributions of available cash from capital surplus.

Operating Surplus

We define operating surplus as:

- $50.0 million (as described below); *plus*

- all of our cash receipts after the closing of this offering, excluding cash from interim capital transactions (as defined below) and the termination of hedge contracts, provided that cash receipts from the termination of a commodity hedge or interest rate hedge prior to its scheduled settlement or termination date shall be included in operating surplus in equal quarterly installments over the remaining scheduled life of such commodity hedge or interest rate hedge; *plus*

- working capital borrowings made after the end of a quarter but on or before the date of determination of operating surplus for that quarter; *plus*

- cash distributions (including incremental distributions on incentive distribution rights) paid in respect of equity issued, other than equity issued in this offering, to finance all or a portion of expansion capital expenditures in respect of the period from the date that we enter into a binding obligation to commence the construction, development, replacement, improvement or expansion of a capital asset and ending on the earlier to occur of the date the capital asset commences commercial service and the date that it is abandoned or disposed of; *less*

- all of our operating expenditures (as defined below) after the closing of this offering; *less*

- the amount of cash reserves established by our general partner to provide funds for future operating expenditures; *less*

- all working capital borrowings not repaid within twelve months after having been incurred, or repaid within such twelve-month period with the proceeds of additional working capital borrowings.

As described above, operating surplus does not reflect actual cash on hand that is available for distribution to our unitholders and is not limited to cash generated by operations. For example, it includes a provision that will enable us, if we choose, to distribute as operating surplus up to $50.0 million of cash we receive in the future from non-operating sources such as asset sales, issuances of securities and long-term

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| CONE MIDSTREAM | RR Donnelley ProFile | SWRPRFRS10 11.5.19 | SWRpf_rend | 12-Sep-2014 21:13 EST | | 737338 TX 77 | 12* |
| CONE MIDSTREAM S-1 | | HOU | | 10-Sep-2014 19:56 EST | COMP | PS PMT | 1C |

- sales or other dispositions of assets, other than inventory, accounts receivable and other assets sold in the ordinary course of business or as part of ordinary course retirement or replacement of assets; and

- capital contributions received.

Characterization of Cash Distributions

All available cash distributed by us on any date from any source will be treated as distributed from operating surplus until the sum of all available cash distributed by us since the closing of this offering equals the operating surplus from the closing of this offering through the end of the quarter immediately preceding that distribution. We anticipate that distributions from operating surplus generally will not represent a return of capital. However, operating surplus, as defined in our partnership agreement, includes certain components, including a $50.0 million cash basket, that represent non-operating sources of cash. Consequently, it is possible that all or a portion of specific distributions from operating surplus may represent a return of capital. Any available cash distributed by us in excess of our cumulative operating surplus will be deemed to be capital surplus under our partnership agreement. Our partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from this initial public offering and as a return of capital. We do not anticipate that we will make any distributions from capital surplus.

Capital Expenditures

Maintenance capital expenditures are cash expenditures (including expenditures for the construction or development of new capital assets or the replacement, improvement or expansion of existing capital assets) made to maintain, over the long term, our operating capacity, operating income or revenue. Examples of maintenance capital expenditures are expenditures to repair, refurbish and replace pipelines, to maintain equipment reliability, integrity and safety and to comply with environmental laws and regulations. In addition, we designate a portion of our capital expenditures to connect new wells to maintain gathering throughput as maintenance capital to the extent such capital expenditures are necessary to maintain, over the long term, our operating capacity, operating income or revenue.

Expansion capital expenditures are cash expenditures to construct new midstream infrastructure and those expenditures incurred in order to extend the useful lives of our assets, reduce costs, increase revenues or increase system throughput or capacity from current levels, including well connections that increase existing system throughput. Examples of expansion capital expenditures include the construction, development or acquisition of additional gathering pipelines and compressor stations, in each case to the extent such capital expenditures are expected to expand our operating capacity, operating income or revenue. In the future, if we make acquisitions that increase system throughput or capacity, the associated capital expenditures may also be considered expansion capital expenditures.

Capital expenditures that are made in part for maintenance capital purposes and in part for expansion capital purposes will be allocated as maintenance capital expenditures or expansion capital expenditures by our general partner.

Subordinated Units and Subordination Period

General

Our partnership agreement provides that, during the subordination period (which we define below), the common units will have the right to receive distributions of available cash from operating surplus each quarter in an amount equal to $0.2125 per unit, which amount is defined in our partnership agreement as the minimum quarterly distribution, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. Subordinated units are deemed "subordinated" because for a period of time, referred to as the "subordination period," the subordinated units will not be



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| CONE MIDSTREAM | RR Donnelley ProFile | SWRPRFRS10 11.5.19 | SWRpf_rend | 12-Sep-2014 21:13 EST | | 737338 TX 78 | 12* |
| CONE MIDSTREAM S-1 | | | HOU | 10-Sep-2014 19:56 EST | COMP | PS PMT | 1C |

entitled to receive any distributions until the common units have received the minimum quarterly distribution plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters. Furthermore, no arrearages will accrue or be payable on the subordinated units. The practical effect of the subordinated units is to increase the likelihood that, during the subordination period, there will be available cash to be distributed on the common units.

Subordination Period

Except as described below, the subordination period will begin on the closing date of this offering and will extend until the first business day following the distribution of available cash in respect of any quarter beginning after September 30, 2017, that each of the following tests are met:

- distributions of available cash from operating surplus on each of the outstanding common units and subordinated units and the corresponding distributions on the 2% general partner interest equaled or exceeded $0.85 (the annualized minimum quarterly distribution), for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

- the adjusted operating surplus (as defined below) generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of $0.85 (the annualized minimum quarterly distribution) on all of the outstanding common units and subordinated units and the corresponding distributions on the 2% general partner interest during those periods on a fully diluted basis; and

- there are no arrearages in payment of the minimum quarterly distribution on the common units.

Early Termination of the Subordination Period

Notwithstanding the foregoing, the subordination period will automatically terminate on the first business day following the distribution of available cash in respect of any quarter, beginning with the quarter ending September 30, 2015, that each of the following tests are met:

- distributions of available cash from operating surplus on each of the outstanding common units and subordinated units and the corresponding distributions on the 2% general partner interest equaled or exceeded $1.275 (150% of the annualized minimum quarterly distribution), plus the related distributions on the incentive distribution rights, for the four-quarter period immediately preceding that date;

- the adjusted operating surplus (as defined below) generated during the four-quarter period immediately preceding that date equaled or exceeded the sum of (i) $1.275 (150% of the annualized minimum quarterly distribution) on all of the outstanding common units and subordinated units and the corresponding distributions on the 2% general partner interest during that period on a fully diluted basis and (ii) the corresponding distributions on the incentive distribution rights; and

- there are no arrearages in payment of the minimum quarterly distribution on the common units.

Expiration of the Subordination Period

When the subordination period ends, each outstanding subordinated unit will convert into one common unit and will thereafter participate pro rata with the other common units in distributions of available cash.

Adjusted Operating Surplus

Adjusted operating surplus is intended to reflect the cash generated from operations during a particular period and therefore excludes net drawdowns of reserves of cash established in prior periods. Adjusted operating surplus for a period consists of:

- operating surplus generated with respect to that period (excluding any amounts attributable to the item described in the first bullet under the caption "— Operating Surplus and Capital Surplus — Operating Surplus" above); *less*


common units in this offering, the issuance of common units upon conversion of outstanding subordinated units or the issuance of common units upon a reset of the incentive distribution rights) and our general partner does not contribute a proportionate amount of capital to us in order to maintain its 2% general partner interest. Our partnership agreement does not require that our general partner fund its capital contribution with cash. Our general partner may instead fund its capital contribution by the contribution to us of common units or other property.

Incentive distribution rights represent the right to receive an increasing percentage (13%, 23% and 48%) of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Our general partner currently holds the incentive distribution rights, but may transfer these rights separately from its general partner interest.

The following discussion assumes that our general partner maintains its 2% general partner interest and that our general partner continues to own the incentive distribution rights.

If for any quarter:

- we have distributed available cash from operating surplus to the common unitholders and subordinated unitholders in an amount equal to the minimum quarterly distribution; and

- we have distributed available cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

then, we will distribute any additional available cash from operating surplus for that quarter among the unitholders and our general partner in the following manner:

- *first*, 98% to all unitholders, pro rata, and 2% to our general partner, until each unitholder receives a total of $0.24438 per unit for that quarter (the "first target distribution");

- *second*, 85% to all unitholders, pro rata, and 15% to our general partner, until each unitholder receives a total of $0.26563 per unit for that quarter (the "second target distribution");

- *third*, 75% to all unitholders, pro rata, and 25% to our general partner, until each unitholder receives a total of $0.31875 per unit for that quarter (the "third target distribution"); and

- *thereafter*, 50% to all unitholders, pro rata, and 50% to our general partner.


Percentage Allocations of Available Cash from Operating Surplus

The following table illustrates the percentage allocations of available cash from operating surplus between the unitholders and our general partner based on the specified target distribution levels. The amounts set forth under "Marginal percentage interest in distributions" are the percentage interests of our general partner and the unitholders in any available cash from operating surplus we distribute up to and including the corresponding amount in the column "Total quarterly distribution per unit target amount." The percentage interests shown for our unitholders and our general partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests set forth below for our general partner include its 2% general partner interest and assume that our general partner has contributed any additional capital necessary to maintain its 2% general partner interest, our general partner has not transferred its incentive distribution rights and that there are no arrearages on common units.

	Total Quarterly Distribution Per Unit Target Amount		Marginal Percentage Interest in Distributions	
			Unitholders	General Partner
Minimum Quarterly Distribution ...		$0.2125	98%	2%
First Target Distribution	above $0.2125	up to $0.24438	98%	2%
Second Target Distribution	above $0.24438	up to $0.26563	85%	15%
Third Target Distribution	above $0.26563	up to $0.31875	75%	25%
Thereafter	above $0.31875		50%	50%

General Partner's Right to Reset Incentive Distribution Levels

Our general partner, as the initial holder of our incentive distribution rights, has the right under our partnership agreement, subject to certain conditions, to elect to relinquish the right to receive incentive distribution payments based on the initial target distribution levels and to reset, at higher levels, the minimum quarterly distribution amount and target distribution levels upon which the incentive distribution payments to our general partner would be set. If our general partner transfers all or a portion of the incentive distribution rights in the future, then the holder or holders of a majority of our incentive distribution rights will be entitled to exercise this right. The following discussion assumes that our general partner holds all of the incentive distribution rights at the time that a reset election is made. Our general partner's right to reset the minimum quarterly distribution amount and the target distribution levels upon which the incentive distributions payable to our general partner are based may be exercised, without approval of our unitholders or the conflicts committee, at any time when there are no subordinated units outstanding, we have made cash distributions to the holders of the incentive distribution rights at the highest level of incentive distributions for each of the four consecutive fiscal quarters immediately preceding such time and the amount of each such distribution did not exceed adjusted operating surplus for such quarter. If our general partner and its affiliates are not the holders of a majority of the incentive distribution rights at the time an election is made to reset the minimum quarterly distribution amount and the target distribution levels, then the proposed reset will be subject to the prior written concurrence of the general partner that the conditions described above have been satisfied. The reset minimum quarterly distribution amount and target distribution levels will be higher than the minimum quarterly distribution amount and the target distribution levels prior to the reset such that the holder of the incentive distribution rights will not receive any incentive distributions under the reset target distribution levels until cash distributions per unit following this event increase as described below. We anticipate that our general partner would exercise this reset right in order to facilitate acquisitions or internal growth projects that would otherwise not be sufficiently accretive to cash distributions per common unit, taking into account the existing levels of incentive distribution payments being made to our general partner.

In connection with the resetting of the minimum quarterly distribution amount and the target distribution levels and the corresponding relinquishment by our general partner of incentive distribution payments based on the target distributions prior to the reset, our general partner will be entitled to receive a



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| CONE MIDSTREAM | RR Donnelley ProFile | SWRPRFRS10 11.5.19 | SWRpf_rend | 12-Sep-2014 21:13 EST | | 737338 TX 82 | 11* |
| CONE MIDSTREAM S-1 | | HOU | | 10-Sep-2014 19:56 EST | COMP | PS PMT | 1C |

number of newly issued common units based on a predetermined formula described below that takes into account the "cash parity" value of the average cash distributions related to the incentive distribution rights received by our general partner for the two quarters immediately preceding the reset event as compared to the average cash distributions per common unit during that two-quarter period. In addition, our general partner will be issued a general partner interest necessary to maintain our general partner's interest in us immediately prior to the reset election.

The number of common units that our general partner (or the then-holder of the incentive distribution rights, if other than our general partner) would be entitled to receive from us in connection with a resetting of the minimum quarterly distribution amount and the target distribution levels then in effect would be equal to the quotient determined by dividing (x) the average aggregate amount of cash distributions received by our general partner in respect of its incentive distribution rights during the two consecutive fiscal quarters ended immediately prior to the date of such reset election by (y) the average of the aggregate amount of cash distributed per common unit during each of these two quarters.

Following a reset election, the minimum quarterly distribution amount will be reset to an amount equal to the average cash distribution amount per common unit for the two fiscal quarters immediately preceding the reset election (which amount we refer to as the "reset minimum quarterly distribution") and the target distribution levels will be reset to be correspondingly higher such that we would distribute all of our available cash from operating surplus for each quarter thereafter as follows:

- *first*, 98% to all unitholders, pro rata, and 2% to our general partner, until each unitholder receives an amount equal to 115% of the reset minimum quarterly distribution for that quarter;

- *second*, 85% to all unitholders, pro rata, and 15% to our general partner, until each unitholder receives an amount per unit equal to 125% of the reset minimum quarterly distribution for the quarter;

- *third*, 75% to all unitholders, pro rata, and 25% to our general partner, until each unitholder receives an amount per unit equal to 150% of the reset minimum quarterly distribution for the quarter; and

- *thereafter*, 50% to all unitholders, pro rata, and 50% to our general partner.

The following table illustrates the percentage allocations of available cash from operating surplus between the unitholders and our general partner at various cash distribution levels (1) pursuant to the cash distribution provisions of our partnership agreement in effect at the completion of this offering, as well as (2) following a hypothetical reset of the minimum quarterly distribution and target distribution levels based on the assumption that the average quarterly cash distribution amount per common unit during the two fiscal quarters immediately preceding the reset election was $0.40.

	Quarterly Distribution Per Unit Prior to Reset		Marginal Percentage Interest in Distributions			Quarterly Distribution Per Unit Following Hypothetical Reset
			Common Unitholders	General Partner Interest	Incentive Distribution Rights	
Minimum Quarterly Distribution . . .		$0.2125	98%	2%	—	$0.40
First Target Distribution	above $0.2125	up to $0.24438	98%	2%	—	above $0.40 up to $0.46(a)
Second Target Distribution	above $0.24438	up to $0.26563	85%	2%	13%	above $0.46 up to $0.50(b)
Third Target Distribution	above $0.26563	up to $0.31875	75%	2%	23%	above $0.50 up to $0.60(c)
Thereafter		above $0.31875	50%	2%	48%	above $0.60(c)

(a) This amount is 115% of the hypothetical reset minimum quarterly distribution.

(b) This amount is 125% of the hypothetical reset minimum quarterly distribution.

(c) This amount is 150% of the hypothetical reset minimum quarterly distribution.


200GK55yqNDypDb7&

| CONE MIDSTREAM | RR Donnelley ProFile | SWRPRFRS10 11.5.19 | SWRpf_rend | | 12-Sep-2014 21:13 EST | | 737338 TX 83 | 12* |
| CONE MIDSTREAM S-1 | | | HOU | | 10-Sep-2014 19:56 EST | COMP | PS PMT | 1C |

The following table illustrates the total amount of available cash from operating surplus that would be distributed to the unitholders and our general partner, including in respect of incentive distribution rights, based on an average of the amounts distributed for the two quarters immediately prior to the reset. The table assumes that immediately prior to the reset there would be 58,326,242 common units outstanding, our general partner's 2% general partner interest has been maintained and the average distribution to each common unit would be $0.40 per quarter for the two consecutive, non-overlapping quarters prior to the reset.

| | Quarterly Distribution Per Unit Prior to Reset | | Cash Distributions to Common Unitholders Prior to Reset | Cash Distribution to General Partner Prior to Reset | | | | Total Distributions |
				Common Units	2% General Partner Interest	Incentive Distribution Rights	Total	
Minimum Quarterly Distribution ...		$0.2125	$12,394,326	$ —	$252,945	$ —	$252,945	$12,647,272
First Target Distribution ...	above $0.2125	up to $0.24438	1,859,149	—	37,942	—	37,942	1,897,091
Second Target Distribution ...	above $0.24438	up to $0.26563	1,239,433	—	29,163	189,560	218,723	1,458,156
Third Target Distribution ...	above $0.26563	up to $0.31875	3,098,582	—	82,629	950,232	1,032,861	4,131,442
Thereafter		above $0.31875	4,739,007	—	189,560	4,549,447	4,739,007	9,478,014
			$23,330,497	$—	$592,240	$5,689,239	$6,281,478	$29,611,975

The following table illustrates the total amount of available cash from operating surplus that would be distributed to the unitholders and the general partner, including in respect of incentive distribution rights, with respect to the quarter after the reset occurs. The table reflects that, as a result of the reset, there would be 72,549,340 common units outstanding, our general partner has maintained its 2% general partner interest and that the average distribution to each common unit would be $0.40. The number of common units issued as a result of the reset was calculated by dividing (x) $5,689,239 as the average of the amounts received by the general partner in respect of its incentive distribution rights for the two consecutive, non-overlapping quarters prior to the reset as shown in the table above, by (y) the average of the cash distributions made on each common unit per quarter for the two consecutive, non-overlapping quarters prior to the reset as shown in the table above, or $0.40.

| | Quarterly Distribution Per Unit After Reset | | Cash Distributions to Common Unitholders After Reset | Cash Distribution to General Partner After Reset | | | | Total Distributions |
				Common Units	2% General Partner Interest	Incentive Distribution Rights	Total	
Minimum Quarterly Distribution		$0.40	$23,330,497	$5,689,239	$592,240	$—	$6,281,478	$29,611,975
First Target Distribution	above $0.40	up to $0.46	—	—	—	—	—	—
Second Target Distribution	above $0.46	up to $0.50	—	—	—	—	—	—
Third Target Distribution	above $0.50	up to $0.60	—	—	—	—	—	—
Thereafter		above $0.60	—	—	—	—	—	—
			$23,330,497	$5,689,239	$592,240	$—	$6,281,478	$29,611,975

Our general partner will be entitled to cause the minimum quarterly distribution amount and the target distribution levels to be reset on more than one occasion, provided that it may not make a reset election except at a time when it has received incentive distributions for the immediately preceding four consecutive fiscal quarters based on the highest level of incentive distributions that it is entitled to receive under our partnership agreement.



| CONE MIDSTREAM | RR Donnelley ProFile | SWRPRFRS10 11.5.19 | SWRpf_rend | 12-Sep-2014 21:14 EST | | 737338 TX 88 | 19* |
| CONE MIDSTREAM S-1 | START PAGE | | HOU | 10-Sep-2014 19:56 EST | COMP | PS PMT | 1C |

SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA

The following table presents selected historical financial data of our Predecessor and selected unaudited pro forma financial data of CONE Midstream Partners LP for the periods and as of the dates indicated. The following selected historical financial data of our Predecessor consists of all of the assets and operations of our Predecessor on a 100% basis. In connection with the completion of this offering, our Sponsors will contribute to us a 75% controlling interest in our Anchor Systems, a 5% controlling interest in our Growth Systems and a 5% controlling interest in our Additional Systems. However, as required by GAAP, we will continue to consolidate 100% of the assets and operations of our operating subsidiaries in our financial statements.

The selected historical financial data of our Predecessor as of and for the years ended December 31, 2013 and 2012 are derived from the audited financial statements of our Predecessor appearing elsewhere in this prospectus. The summary historical interim financial data of our Predecessor as of June 30, 2014 and for the six months ended June 30, 2014 and 2013 are derived from the unaudited interim financial statements of our Predecessor appearing elsewhere in this prospectus. The following table should be read together with, and is qualified in its entirety by reference to, the historical, unaudited interim and unaudited pro forma financial statements and the accompanying notes included elsewhere in this prospectus. The table should also be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations."

The selected unaudited pro forma financial data presented in the following table for the year ended December 31, 2013 and for the six months ended June 30, 2014 are derived from the unaudited pro forma condensed financial statements included elsewhere in this prospectus. The unaudited pro forma condensed balance sheet assumes the offering and the related transactions occurred as of June 30, 2014, and the unaudited pro forma condensed statements of operations for the year ended December 31, 2013 and the six months ended June 30, 2014 assume the offering and the related transactions occurred as of January 1, 2013. These transactions include, and the unaudited pro forma condensed financial statements give effect to, the following:

- CONE's contribution to us of a 75% controlling interest in our Anchor Systems, a 5% controlling interest in our Growth Systems and a 5% controlling interest in our Additional Systems;

- our entry into a new $250 million revolving credit facility;

- our entry into new long-term, fixed-fee gathering agreements with each of our Sponsors and the recognition of revenue under those agreements at historical rates that were not recognized by our Predecessor;

- our entry into an omnibus agreement with our Sponsors;

- our entry into an operational services agreement with CONSOL;

- our entry into an employee secondment agreement with Noble;

- the consummation of this offering and our issuance of (i) 17,500,000 common units to the public, (ii) a 2% general partner interest and the incentive distribution rights to our general partner and (iii) 11,663,121 common units and 29,163,121 subordinated units to CONE; and

- the application of the net proceeds of this offering as described in "Use of Proceeds."



| CONE MIDSTREAM | RR Donnelley ProFile | AZ0151AC599792 11.5.15 | SWRmccld0px | 13-Sep-2014 15:35 EST | | 737338 TX 89 | 28* |
| CONE MIDSTREAM S-1 | | | HOU | 10-Sep-2014 19:56 EST | COMP | PS PMT | 1C |

The unaudited pro forma condensed financial statements do not give effect to (i) an estimated $5.0 million in incremental general and administrative expenses that we expect to incur annually as a result of being a publicly traded partnership or (ii) variable general and administrative costs we will incur under the omnibus agreement and operational services agreement that we will enter into with our Sponsors as of the closing of this offering. Pursuant to the contribution agreement that we will enter into at the closing of this offering, CONE will distribute 50% of the cash, common units and subordinated units it receives in connection with this offering to each of CONSOL and Noble.

	CONE Midstream Partners LP Predecessor Historical				CONE Midstream Partners LP Pro Forma	
	Year Ended December 31,		Six Months Ended June 30,		Year Ended December 31,	Six Months Ended June 30,
	2013	2012	2014	2013	2013	2014
	(in thousands, except per unit data)					
Statement of Operations Data:						
Revenue						
Gathering Revenue — Related Party	$ 65,626	$ 42,597	$ 51,917	$ 24,712	$62,093	$ 50,409
Total Revenue	65,626	42,597	51,917	24,712	62,093	50,409
Expenses						
Operating Expense — Third Party	13,175	8,806	12,221	5,990	13,090	9,798
Operating Expense — Related Party	16,669	8,977	12,523	8,217	16,562	12,343
General and Administrative Expense — Third Party	219	363	45	85	214	44
General and Administrative Expense — Related Party	1,614	1,069	1,349	789	2,681	1,870
Depreciation	5,825	3,438	3,297	2,670	5,789	3,203
Total Expenses	37,502	22,653	29,435	17,751	38,336	27,258
Interest Expense	—	—	—	—	850	425
Net Income	$ 28,124	$ 19,944	$ 22,482	$ 6,961	$22,907	$ 22,726
Net income attributable to non-controlling interests(1)					$ 5,453	$ 6,162
Net income attributable to CONE Midstream Partners LP					17,454	16,564
General partner interest in net income attributable to CONE Midstream Partners LP					349	331
Net income per limited partner unit (basic and diluted):						
Common units					0.29	0.28
Subordinated units					0.29	0.28
Balance Sheet Data (at period end):						
Property and equipment, net	$ 388,116	$ 249,451	$ 499,966			$467,166
Total assets	409,264	266,405	522,344			490,669
Total members equity	368,074	244,950	476,556			444,881
Cash Flow Statement Data:						
Net cash provided by operating activities	$ 34,514	$ 25,607	$ 38,632	$ 8,618		
Net cash used in investing activities	(130,924)	(121,173)	(118,240)	(55,832)		
Net cash provided by financing activities . .	95,000	81,800	83,000	45,000		
Other Data:						
Capital expenditures	$ 130,924	$ 121,173	$ 118,240	$ 55,832		
EBITDA(2)	33,949	23,382	25,779	9,631	$29,546	$ 26,354
EBITDA attributable to CONE Midstream Partners LP(2)					21,512	18,704

(1) Represents the 25%, 95% and 95% non-controlling interests in the net income of the Anchor Systems, Growth Systems and Additional Systems, respectively, retained by CONE that have been calculated for each of the respective operating subsidiaries for the pro forma periods presented.

(2) For our definition of the non-GAAP financial measure of EBITDA and a reconciliation of EBITDA to our most directly comparable financial measures calculated and presented in accordance with GAAP, please read "— Non-GAAP Financial Measure."



| CONE MIDSTREAM | RR Donnelley ProFile | SWRPRFRS10 11.5.19 | SWRpf_rend | 12-Sep-2014 21:14 EST | 737338 TX 100 | 30* |
| CONE MIDSTREAM S-1 | | | HOU | 10-Sep-2014 19:56 EST | COMP | PS PMT 1C |

Capital Resources and Liquidity

Liquidity and Financing Arrangements

Historically, our principal sources of liquidity have been cash from operations and funding from our Sponsors. While we have historically received funding from our Sponsors, we do not have any commitment from our Sponsors, CONE, our general partner or any of their respective affiliates to fund our cash flow deficits or provide other direct or indirect financial assistance to us following the closing of this offering. We expect our ongoing sources of liquidity following this offering to include cash generated from operations, borrowings under our new revolving credit facility and, if necessary, the issuance of additional equity or debt securities. We believe that cash generated from these sources will be sufficient to meet our short-term working capital requirements and long-term capital expenditure requirements and to make quarterly cash distributions.

Our partnership agreement requires that we distribute all of our available cash to our unitholders. As a result, we expect to rely primarily upon external financing sources, including commercial bank borrowings and the issuance of debt and equity securities, to fund our acquisitions and expansion capital expenditures.

We intend to pay a minimum quarterly distribution of $0.2125 per unit per quarter, which equates to an aggregate distribution of approximately $12.7 million per quarter, or approximately $50.6 million per year, based on the number of common units, subordinated units and the general partner interest to be outstanding immediately after completion of this offering. We do not have a legal or contractual obligation to pay distributions quarterly or on any other basis at our minimum quarterly distribution rate or at any other rate. Please read "Cash Distribution Policy and Restrictions on Distributions."

Revolving Credit Facility

Prior to or in connection with the completion of this offering, we intend to enter into a new $250 million revolving credit facility. Our new revolving credit facility will be available for working capital, capital expenditures, certain acquisitions, distributions, unit repurchases and other lawful partnership purposes. Borrowings under our revolving credit facility will bear interest at our option at either:

- the base rate, which will be defined as the highest of (i) the federal funds rate plus 0.50%; (ii) JP Morgan's prime rate; or (iii) the daily LIBOR rate for a one month interest period plus 1.00%; in each case, plus a margin varying from 0.1250% to 1.00% depending on our most recent consolidated total leverage ratio; or

- the LIBOR rate plus a margin varying from 1.1250% to 2.00%, in each case, depending on our most recent consolidated leverage ratio (as defined in the agreement governing our revolving credit facility) or our credit rating, as the case may be.

Interest on base rate loans will be payable quarterly. Interest on LIBOR loans will be payable on the last day of each interest period or, in the case of interest periods longer than three months, every three months. The unused portion of our revolving credit facility will be subject to a commitment fee ranging from 0.15% to 0.35% per annum depending on our most recent consolidated leverage ratio or our credit rating, as the case may be.

Our revolving credit facility will contain covenants and conditions that, among other things, limit our ability to incur or guarantee additional debt, make cash distributions (though there will be an exception for distributions permitted under the partnership agreement, subject to certain customary conditions), incur certain liens or permit them to exist, make certain investments and acquisitions, enter into certain types of transactions with affiliates, merge or consolidate with another company, and transfer, sell or otherwise dispose of assets. We will also be subject to covenants that require us to maintain certain financial ratios. For example, we may not permit the ratio of (i) consolidated total funded debt (as defined in the agreement governing our revolving credit facility) as of the last day of each fiscal quarter to (ii) consolidated EBITDA (as defined in the agreement governing our revolving credit facility) for the four consecutive fiscal quarters



200GK55yqNQ9M0ch_

| CONE MIDSTREAM | RR Donnelley ProFile | AZ0151AC599788 11.5.15 | SWRmankm0px | 13-Sep-2014 15:06 EST | | 737338 TX 112 | 30* |
| CONE MIDSTREAM S-1 | START PAGE | | HOU | 10-Sep-2014 19:56 EST | COMP | PS PMT | 1C |

BUSINESS

Overview

We are a fee-based, growth-oriented master limited partnership recently formed by CONSOL and Noble, whom we refer to as our Sponsors, to own, operate, develop and acquire natural gas gathering and other midstream energy assets to service our Sponsors' rapidly growing production in the Marcellus Shale in Pennsylvania and West Virginia. Our initial assets include natural gas gathering pipelines and compression and dehydration facilities, as well as condensate gathering, collection, separation and stabilization facilities. We generate all of our revenues under long-term, fixed-fee gathering agreements that we have entered into with each of our Sponsors that are intended to mitigate our direct commodity price exposure and enhance the stability of our cash flows. Our gathering agreements also include substantial acreage dedications currently totaling approximately 496,000 net acres in the Marcellus Shale. We believe that our strategically located assets, our relationship with our Sponsors and our Sponsors' intention to use us as their primary midstream services company in the Marcellus Shale position us to become a leading midstream energy company.

Each of our Sponsors is a large, independent oil and natural gas exploration and production company with a substantial resource base and a history of growing production in its areas of operation. Through an upstream joint venture formed in September 2011, our Sponsors established a joint development plan for one of the largest aggregate acreage positions in the Marcellus Shale, which is widely viewed as a premier North American shale play due to its significant hydrocarbon resources in place, consistent and predictable geology, high well recoveries relative to drilling and completion costs and proximity to high-demand metropolitan markets in the northeastern United States.

Our Sponsors have achieved substantial production growth on our dedicated acreage since the formation of their upstream joint venture in September 2011 and have invested over $458 million in our midstream infrastructure over the same period. Our Sponsors' combined daily gross wellhead production for the six months ended June 30, 2014 averaged approximately 520 MMcfe/d on our dedicated acreage, representing a compound annual growth rate of approximately 100% since January 1, 2011, which includes production from certain wells drilled by CONSOL prior to the formation of the upstream joint venture. On our dedicated acreage, as of June 30, 2014, our Sponsors had over 5,700 potential drilling locations (with approximately 38% in wet gas locations), were operating 10 drilling rigs and, since January 1, 2011, had drilled 356 gross horizontal wells. Our Sponsors determine potential drilling locations in the Marcellus Shale based on the assumption that each well would be drilled with a 5,000 foot lateral within an 86-acre spacing unit. Accordingly, our Sponsors divided the total net acres in our dedicated acreage (approximately 496,000 net acres) by the number of acres in each spacing unit (86 acres) to determine their 5,700 potential drilling locations. The number of, and timing with respect to, the potential locations that our Sponsors may drill will depend on numerous factors (some of which are beyond their control), including anticipated lateral length, geologic conditions and economic factors. In addition, our Sponsors have long-term contracts for an aggregate of approximately 700 MMcf/d of gas processing capacity in the Marcellus Shale and have secured in excess of 1,000 MMcf/d of long-haul firm transportation capacity or firm sales commitments for their Marcellus Shale production. Our Sponsors believe that their existing contractual commitments for Marcellus Shale processing capacity help minimize disruptions to their drilling and development plan that might otherwise exist as a result of insufficient outlets for growing production.



| CONE MIDSTREAM | RR Donnelley ProFile | SWRPRFRS10 11.5.19 | SWRpf_rend | 12-Sep-2014 21:15 EST | | 737338 TX 114 | 34* |
| CONE MIDSTREAM S-1 | | | HOU | 10-Sep-2014 19:56 EST | COMP | PS PMT | 1C |

controlling interest in our Additional Systems. Please read "Prospectus Summary — The Transactions" and "Prospectus Summary — Ownership and Organizational Structure."

The following table summarizes our midstream systems:

System	Our Initial Ownership Interest	Gas Type	Pipeline (miles) as of June 30, 2014	Average Daily Throughput for the Six Months Ended June 30, 2014 (BBtu/d)	Estimated Average Daily Throughput for the Twelve Months Ending September 30, 2015(1) (BBtu/d)	Maximum Interconnect Capacity(2)(3) as of June 30, 2014 (BBtu/d)	Compression as of June 30, 2014 (horsepower)
Anchor Systems	75%	Dry/Wet	127	497	765	1,329	55,340
Growth Systems	5%	Dry/Wet	27	50	86	820	6,700
Additional Systems	5%	Dry/Wet	6	8	200	200	—

(1) Please read "Cash Distribution Policy and Restrictions on Distributions — Significant Forecast Assumptions."

(2) Maximum interconnect capacity is the maximum throughput that can be delivered from the system through physical interconnections to third-party facilities or pipelines.

(3) Our midstream systems currently have interconnects with the following interstate pipelines: Columbia Gas Transmission, Texas Eastern Transmission and Dominion Transmission, Inc.

Our Sponsors intend to utilize our midstream assets to support their rapidly growing Marcellus Shale production. Following the completion of this offering, our Sponsors, through their respective 50% ownership interests in CONE, will continue to own a 25% non-controlling interest in our Anchor Systems and a 95% non-controlling interest in each of our Growth Systems and Additional Systems, as well as a 100% interest in our general partner and all of our incentive distribution rights. In addition, our Sponsors will directly own an aggregate 68.6% limited partner interest in us (or an aggregate 64.2% limited partner interest in us if the underwriters exercise in full their option to purchase additional common units). We believe these retained ownership interests in us and our assets will incentivize our Sponsors to promote our growth.

In addition, we benefit from the following rights of first offer from our Sponsors:

• to acquire (i) CONE's retained interests in each of our Anchor Systems, Growth Systems and Additional Systems, (ii) CONE's other ancillary midstream assets that it will retain after the completion of this offering and (iii) any additional midstream assets that CONE develops (collectively, our "right of first offer assets"), in each case, before CONE sells any of those interests to any third party during the ten-year period following the completion of this offering (the "right of first offer period"); and

• to provide midstream services to our Sponsors on our right of first offer acreage, or our ROFO acreage, which currently includes approximately 194,000 net acres of our Sponsors' existing upstream acreage that is not currently dedicated to us, as well as any acreage that becomes jointly owned by our Sponsors in the future within their upstream area of mutual interest, or our Sponsors' upstream AMI, that is not subject to become automatically dedicated to us or to a pre-existing third-party commitment.

As a result of our rights of first offer from CONE and our existing and potential future acreage dedications from our Sponsors, we believe that we possess significant growth potential that will be generated from both organic growth and accretive acquisitions. However, CONE is under no obligation to offer to sell us any assets (including our right of first offer assets, unless and until it otherwise intends to dispose of such assets), we are under no obligation to buy any assets from CONE and we do not know when or if CONE will make any offers to sell assets to us. Please read "Business — Right of First Offer Assets" and "Business — Our Acreage Dedication." While we believe our rights of first offer are significant positive attributes, they may also be sources of conflicts of interest. After the completion of this offering, CONE will own our general partner, and there will be substantial overlap between of the officers and directors of our

114


Competitive Strengths

We believe that we are well-positioned to execute our business strategies successfully because of the following competitive strengths:

- *Our relationship with CONSOL and Noble*.   Our Sponsors rely on us to provide substantially all of the midstream infrastructure and services necessary to support their continuing production growth in the Marcellus Shale. In addition, following the completion of this offering, our Sponsors indirectly, through their respective 50% ownership interests in CONE, will retain a significant interest in us through CONE's ownership of a 100% ownership interest in our general partner and all of our incentive distribution rights. Our Sponsors will also directly own an aggregate 68.6% limited partner interest in us (or an aggregate 64.2% limited partner interest in us if the underwriters exercise in full their option to purchase additional common units). As a result, we believe our Sponsors will be incentivized to promote and support the successful execution of our business strategies. Particularly, we expect to realize benefits from the following:

  - *Our significant dedicated acreage*.   Our Sponsors have dedicated to us approximately 496,000 net acres of their jointly owned Marcellus Shale acreage for an initial term of 20 years. Our Sponsors have made substantial acquisitions since the formation of their upstream joint venture and continue to identify and acquire additional acreage and producing assets in their core operating areas in the Marcellus Shale. For example, our Sponsors recently entered into farmout agreements for approximately 88,000 contiguous net acres in the Central WV area and acquired approximately 9,000 contiguous net acres in the Pittsburgh International Airport area, all of which have been dedicated to us. We believe that drilling activity on our dedicated acreage should maintain or increase our existing throughput levels and offset the natural production declines of the wells currently connected to our midstream systems. In addition to our existing dedicated acreage, our gathering agreements provide that any additional acreage covering the Marcellus Shale that is jointly acquired by our Sponsors in a "dedication area" covering over 7,700 square miles in West Virginia and Pennsylvania will be automatically dedicated to us. We will also have the right of first offer to provide midstream services to our Sponsors on our ROFO acreage, which currently includes approximately 194,000 net acres of our Sponsors' jointly owned Marcellus Shale acreage and any additional acreage covering the Marcellus Shale that is jointly acquired by our Sponsors in a "ROFO area" covering over 18,300 square miles in West Virginia and Pennsylvania. Please read "Business — Our Acreage Dedication."

  - *Our Sponsors' planned production growth*.   Our Sponsors have achieved substantial production growth on our dedicated acreage since the formation of their upstream joint venture and we expect this growth to continue. Our expectation for future growth is based on our belief that our Sponsors will complete the drilling and development activities on our dedicated acreage reflected in their current drilling plan. Our Sponsors' combined daily gross wellhead production for the six months ended June 30, 2014, averaged approximately 520 MMcfe/d on our dedicated acreage, representing a compound annual growth rate of approximately 100% since January 1, 2011, which includes production from certain wells drilled by CONSOL prior to the formation of the upstream joint venture. Our Sponsors intend to connect to our gathering systems, and to commence production on, over 165 gross wells on our dedicated acreage during the twelve months ending September 30, 2015.

  - *Our Sponsors' exposure to a large resource of wet gas and condensate*.   Over the near term, our Sponsors expect their production mix in the Marcellus Shale to continue to shift towards higher margin wet gas production. Wet gas production generally enhances well economics due to the processing margin generated by higher-value NGL products, such as propane and butane. In addition, the condensate often associated with wet gas production can further increase well economics. As of June 30, 2014, approximately 38% of our Sponsors' over 5,700 potential drilling locations (based on 86-acre spacing) on our dedicated acreage are in wet gas

116


200GK55yqND!5sah6

| CONE MIDSTREAM | RR Donnelley ProFile | SWRPRFRS10 11.5.19 | SWRpf_rend | | 12-Sep-2014 21:15 EST | | 737338 TX 119 | 35* |
| CONE MIDSTREAM S-1 | | | HOU | | 10-Sep-2014 19:56 EST | COMP | PS PMT 1C |

the short term. In addition, CONE's retention of ownership interests in the Anchor Systems, the Growth Systems and the Additional Systems, combined with our right of first offer on those interests, may provide opportunities for us to grow our distributable cash flow through a series of acquisitions of these retained interests over time. However, CONE is under no obligation to offer to sell us any assets (including our right of first offer assets, unless and until it otherwise intends to dispose of such assets), we are under no obligation to buy any assets from CONE and we do not know when or if CONE will make any offers to sell assets to us. Please read "— Right of First Offer Assets."

In connection with the completion of this offering (assuming the underwriters do not exercise their option to purchase additional common units), we will (i) issue 11,663,121 common units and 29,163,121 subordinated units to CONE, representing an aggregate 68.6% limited partner interest in us, (ii) issue a 2% general partner interest in us and all of our incentive distribution rights to our general partner and (ii) use the net proceeds from this offering to make a distribution of approximately $323.6 million to CONE. Based on an assumed initial public offering price of $20.00 per common unit (the mid-point of the price range set forth on the cover page of this prospectus), the aggregate value of the common units and subordinated units that will be issued to CONE in connection with the completion of this offering is approximately $816.5 million. Pursuant to the contribution agreement, CONE will distribute 50% of the cash, common units and subordinated units it receives in connection with this offering to each of CONSOL and Noble. Please read "Prospectus Summary — The Offering," "Use of Proceeds," "Security Ownership of Certain Beneficial Owners and Management" and "Certain Relationships and Related Party Transactions — Distributions and Payments to Our General Partner and Its Affiliates."

Following the completion of this offering, our Sponsors will directly own an aggregate 68.6% limited partner interest in us (or an aggregate 64.2% limited partner interest in us if the underwriters exercise in full their option to purchase additional common units). In addition, our Sponsors, indirectly through their respective 50% ownership interests in CONE, will retain a significant interest in us through CONE's ownership of a 100% interest in our general partner and all of our incentive distribution rights. Given our Sponsors' significant ownership interests in us following this offering and their intent to utilize us as their primary midstream service provider in the Marcellus Shale, we believe that our Sponsors will be incentivized to promote and support the successful execution of our business strategies; however, we can provide no assurances that we will benefit from our relationship with our Sponsors. While our relationships with our Sponsors and CONE are a significant strength, they are also a source of potential risks and conflicts. Please read "Risk Factors — Risks Inherent in an Investment in Us" and "Conflicts of Interest and Duties."

Our Sponsors' Upstream Joint Venture

In 2011, CONSOL and Noble entered into a joint development agreement and related ancillary agreements governing their joint exploration and development of their acreage in the Marcellus Shale. As of June 30, 2014, each of our Sponsors owned an undivided 50% working interest in over 690,000 net acres in the Marcellus Shale, which we refer to as their "upstream acreage."

To provide for the coordinated drilling and development of the upstream acreage, the joint development agreement includes, among other things, our Sponsors' obligations as operators of their respective areas, the allocation of costs between our Sponsors, an area of mutual interest and the establishment of a drilling and development program. The joint development agreement provides that CONSOL will implement the development, and serve as operator, of the eastern, or the dry gas, portion of the upstream acreage, and Noble will implement the development, and serve as operator, of the western, or the wet gas, portion of the upstream acreage.

In addition to paying drilling and development costs for Noble's 50% working interest share of the upstream acreage, Noble must also pay on behalf of CONSOL one-third of the drilling and development costs for CONSOL's 50% working interest share of the upstream acreage. As a result, so long as Noble is required to "carry" CONSOL, for every well drilled on the upstream acreage, Noble is responsible for two-


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| CONE MIDSTREAM | RR Donnelley ProFile | AZ0151AC599788 11.5.15 | SWRmankm0px | 13-Sep-2014 15:06 EST | | 737338 TX 122 | 31* |
| CONE MIDSTREAM S-1 | | | HOU | 10-Sep-2014 19:56 EST | COMP | PS PMT | 1C |

Our Acreage Dedication

We believe that our Sponsors' extensive acreage position in the Marcellus Shale provides a strong platform to support our current operations and future organic growth. Our Sponsors have achieved substantial production growth on our dedicated acreage since the formation of their upstream joint venture in 2011. We expect our Sponsors to continue significant production growth on our dedicated acreage for the foreseeable future, which should result in significant increases in throughput on our gathering systems. As of June 30, 2014, our existing dedicated acreage covered approximately 496,000 net acres in the Marcellus Shale, all of which was located within the core area of our Sponsors' operations in the Marcellus Shale. On our dedicated acreage, as of June 30, 2014, our Sponsors had over 5,700 potential drilling locations (with approximately 38% in wet gas locations), were operating 10 drilling rigs and, since January 1, 2011, had drilled 356 gross horizontal wells. Our Sponsors determine potential drilling locations in the Marcellus Shale based on the assumption that each well would be drilled with a 5,000 foot lateral within an 86-acre spacing unit. Accordingly, our Sponsors divided the total net acres in our dedicated acreage (approximately 496,000 net acres) by the number of acres in each spacing unit (86 acres) to determine their 5,700 potential drilling locations. The number of, and timing with respect to, the potential locations that our Sponsors may drill will depend on numerous factors (some of which are beyond their control), including anticipated lateral length, geologic conditions and economic factors.

Our gathering agreements provide that, in addition to our existing dedicated acreage, any future acreage covering the Marcellus Shale formation that is jointly acquired by our Sponsors in an area that covers over 7,700 square miles in West Virginia and Pennsylvania, which we refer to as the "dedication area," and that is not subject to a pre-existing third-party commitment will automatically be dedicated to us for natural gas midstream services. Since the formation of the upstream joint venture in 2011, our Sponsors have made several key acquisitions in the dedication area which have increased our existing dedicated acreage. For example, our Sponsors recently entered into farmout agreements for approximately 88,000 contiguous net acres in the Central WV area and acquired approximately 9,000 contiguous net acres in the Pittsburgh International Airport area, all of which have been dedicated to us.

In addition to our existing dedication acreage and any potential future dedicated acreage, we will have the right of first offer to provide midstream services to our Sponsors on our ROFO acreage, which currently includes approximately 194,000 net acres of our Sponsors existing jointly owned Marcellus Shale acreage that is not currently dedicated to us, along with any future acreage covering the Marcellus Shale formation that is jointly acquired by our Sponsors in an area that covers over 18,300 square miles in West Virginia and Pennsylvania, which we refer to as the "ROFO area," and that is not subject to a pre-existing third-party commitment.


responsible for the cost of awards granted under our LTIP and all determinations with respect to awards to be made under our LTIP will be made by the board of directors of our general partner or any committee thereof that may be established for such purpose or by any delegate of the board of directors or such committee, subject to applicable law, which we refer to as the plan administrator. We currently expect that the board of directors of our general partner or a committee thereof will be designated as the plan administrator. The following description reflects the terms that are currently expected to be included in the LTIP.

General

The LTIP will provide for the grant, from time to time at the discretion of the board of directors of our general partner or any delegate thereof, subject to applicable law, of unit awards, restricted units, phantom units, unit options, unit appreciation rights, distribution equivalent rights, profits interest units and other unit-based awards. The purpose of awards under the LTIP is to provide additional incentive compensation to individuals providing services to us, and to align the economic interests of such individuals with the interests of our unitholders. The LTIP will limit the number of units that may be delivered pursuant to vested awards to 5,800,000 common units, subject to proportionate adjustment in the event of unit splits and similar events. Common units subject to awards that are cancelled, forfeited, withheld to satisfy exercise prices or tax withholding obligations or otherwise terminated without delivery of the common units will be available for delivery pursuant to other awards.

Restricted Units and Phantom Units

A restricted unit is a common unit that is subject to forfeiture. Upon vesting, the forfeiture restrictions lapse and the recipient holds a common unit that is not subject to forfeiture. A phantom unit is a notional unit that entitles the grantee to receive a common unit upon the vesting of the phantom unit or on a deferred basis upon specified future dates or events or, in the discretion of the plan administrator, cash equal to the fair market value of a common unit. The plan administrator of the LTIP may make grants of restricted units and phantom units under the LTIP that contain such terms, consistent with the LTIP, as the plan administrator may determine are appropriate, including the period over which restricted units or phantom units will vest. The plan administrator of the LTIP may, in its discretion, base vesting on the grantee's completion of a period of service or upon the achievement of specified financial objectives or other criteria or upon a change of control (as defined in the LTIP) or as otherwise described in an award agreement.

Distributions made by us with respect to awards of restricted units may be subject to the same vesting requirements as the restricted units.

Distribution Equivalent Rights

The plan administrator of the LTIP, in its discretion, may also grant distribution equivalent rights, either as standalone awards or in tandem with other awards. Distribution equivalent rights are rights to receive an amount in cash, restricted units or phantom units equal to all or a portion of the cash distributions made on units during the period an award remains outstanding.

Unit Options and Unit Appreciation Rights

The LTIP may also permit the grant of options covering common units. Unit options represent the right to purchase a number of common units at a specified exercise price. Unit appreciation rights represent the right to receive the appreciation in the value of a number of common units over a specified exercise price, either in cash or in common units. Unit options and unit appreciation rights may be granted to such eligible individuals and with such terms as the plan administrator of the LTIP may determine, consistent with the LTIP; however, a unit option or unit appreciation right must have an exercise price equal to at least the fair market value of a common unit on the date of grant.



| CONE MIDSTREAM | RR Donnelley ProFile | SWRPRFRS10 11.5.19 | SWRpf_rend | 12-Sep-2014 21:16 EST | | 737338 TX 148 | 21* |
| CONE MIDSTREAM S-1 | START PAGE | | HOU | 10-Sep-2014 19:56 EST | COMP | PS PMT | 1C |

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of common units and subordinated units of CONE Midstream Partners LP that will be issued upon the completion of this offering and the related transactions and held by:

- each unitholder known by us to beneficially hold 5% or more of our outstanding units;

- each director or director nominee of our general partner;

- each named executive officer of our general partner; and

- all of the directors, director nominee and named executive officers of our general partner as a group.

In addition, in connection with the completion of this offering, we will issue a 2% general partner interest and all of our incentive distribution rights to our general partner.

Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power with respect to securities. Unless indicated below, to our knowledge, the persons and entities named in the following table have sole voting and sole investment power with respect to all units beneficially owned by them, subject to community property laws where applicable.

The following table assumes that the underwriters' option to purchase additional common units is not exercised. The percentage of units beneficially owned is based on a total of 29,163,121 common units and 29,163,121 subordinated units outstanding immediately following this offering. The following table does not include any common units that the directors, director nominee and named executive officers of our general partner may purchase in this offering through the directed unit program described under "Underwriting."

Name of Beneficial Owner(1)	Common Units To Be Beneficially Owned	Percentage of Common Units To Be Beneficially Owned	Subordinated Units To Be Beneficially Owned	Percentage of Subordinated Units To Be Beneficially Owned	Percentage of Total Common Units and Subordinated Units To Be Beneficially Owned
CONSOL Energy Inc.(2)	5,831,560	20%	14,581,561	50%	35%
Noble Energy, Inc.(3)	5,831,561	20%	14,581,560	50%	35%
Directors/Named Executive Officers					
John T. Lewis	—	—	—	—	—
David M. Khani	—	—	—	—	—
Joseph M. Fink	—	—	—	—	—
C. Kristopher Hagedorn	—	—	—	—	—
Kirk A. Moore	—	—	—	—	—
Kenneth M. Fisher	—	—	—	—	—
Stephen W. Johnson	—	—	—	—	—
Director Nominee					
Angela A. Minas	—	—	—	—	—
All Directors, Director Nominee and Executive Officers as a group (8 persons)	—	—	—	—	—

*   Less than 1%.

(1) Unless otherwise indicated, the address for all beneficial owners in this table is c/o CONE Midstream GP LLC, 1000 CONSOL Energy Drive, Canonsburg, Pennsylvania 15317.


200GK55yqND@a$Z7!

| CONE MIDSTREAM | RR Donnelley ProFile | SWRPRFRS10 11.5.19 | SWRpf_rend | 12-Sep-2014 21:16 EST | | 737338 TX 149 | 21* |
| CONE MIDSTREAM S-1 | | HOU | | 10-Sep-2014 19:56 EST | COMP | PS PMT | 1C |

(2) CONSOL owns a 50% membership interest in CONE, the sole owner of the membership interests in our general partner. We will issue 11,663,121 common units and 29,163,121 subordinated units to CONE in connection with the completion of this offering. CONSOL may, therefore, be deemed to beneficially own 50% the units held by CONE. Pursuant to the contribution agreement, CONE will distribute 50% of the units it receives in connection with this offering to CONSOL.

(3) Noble owns a 50% membership interest in CONE, the sole owner of the membership interests in our general partner. We will issue 11,663,121 common units and 29,163,121 subordinated units to CONE in connection with the completion of this offering. Noble may, therefore, be deemed to beneficially own 50% the units held by CONE. Pursuant to the contribution agreement, CONE will distribute 50% of the units it receives in connection with this offering to Noble.

The following table sets forth, as of August 29, 2014, the number of shares of CONSOL common stock beneficially owned by each of the directors, director nominee and named executive officers of our general partner and all of the directors, director nominee and named executive officers of our general partner as a group. The percentage of total shares is based on 230,166,816 shares outstanding as of July 16, 2014. Amounts shown below include options that are currently exercisable or that may become exercisable within 60 days of August 29, 2014 and the shares underlying deferred stock units and the shares underlying restricted stock units that will be settled within 60 days of August 29, 2014. Unless otherwise indicated, the named person has the sole voting and dispositive powers with respect to the shares of CONSOL common stock set forth opposite such person's name.

Name of Beneficial Owner	Total Common Stock Beneficially Owned	Percent of Total Outstanding
Directors/Named Executive Officers		
John T. Lewis	—	—
David M. Khani	48,129	*
Joseph M. Fink	7,162	*
C. Kristopher Hagedorn	—	—
Kirk A. Moore	—	—
Kenneth M. Fisher	—	—
Stephen W. Johnson	212,602	*
Director Nominee		
Angela A. Minas	—	—
All Directors, Director Nominee and Executive Officers as a group		
(8 persons)	267,893	*

* Less than 1%.



| CONE MIDSTREAM | RR Donnelley ProFile | SWRPRFRS10 11.5.19 | SWRpf_rend | 12-Sep-2014 21:16 EST | | 737338 TX 151 | 20* |
| CONE MIDSTREAM S-1 | START PAGE | | HOU | 10-Sep-2014 19:56 EST | COMP | PS PMT | 1C |

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Following the completion of this offering, our Sponsors will collectively own 11,663,121 common units and 29,163,121 subordinated units, representing an aggregate 68.6% limited partner interest (or 9,038,121 common units and 29,163,121 subordinated units, representing an aggregate 64.2% limited partner interest, if the underwriters exercise in full their option to purchase additional common units). In addition, our general partner will own a 2% general partner interest in us and all of our incentive distribution rights.

Distributions and Payments to Our General Partner and Its Affiliates

The following table summarizes the distributions and payments to be made by us to our general partner and its affiliates in connection with the formation, ongoing operation and liquidation of us. These distributions and payments were determined by and among affiliated entities and, consequently, are not the result of arm's-length negotiations.

Formation Stage

The consideration received by our general partner and its affiliates for our formation

- 2% general partner interest; and
- 98% limited partner interest.

Offering Stage

The consideration received by our general partner and its affiliates prior to or in connection with this offering for the contribution to us of a 75% controlling interest in our Anchor Systems, a 5% controlling interest in our Growth Systems and a 5% controlling interest in our Additional Systems

- 11,663,121 common units (or 9,038,121 common units if the underwriters exercise in full their option to purchase additional common units);
- 29,163,121 subordinated units;
- a 2% general partner interest in us;
- the incentive distribution rights; and
- a distribution of approximately $323.6 million from the net proceeds of this offering (or $372.7 million if the underwriters exercise in full their option to purchase additional common units).

Post-IPO Operational Stage

Distributions of available cash to our general partner and its affiliates

We will generally make cash distributions of 98% to the unitholders pro rata, including our Sponsors, as holders of an aggregate of 11,663,121 common units and 29,163,121 subordinated units, and 2% to our general partner, assuming it makes any capital contributions necessary to maintain its 2% general partner interest in us. In addition, if distributions exceed the minimum quarterly distribution and target distribution levels, the incentive distribution rights held by our general partner will entitle our general partner to increasing percentages of the distributions, up to 48% of the distributions above the highest target distribution level.



Assuming we generate sufficient distributable cash flow to support the payment of the full minimum quarterly distribution on all of our outstanding units for four quarters, our general partner would receive an annual distribution of approximately $1.0 million on the 2% general partner interest, and our Sponsors would receive an aggregate annual distribution of approximately $34.7 million on their common units and subordinated units (or $32.5 million if the underwriters exercise in full their option to purchase additional common units).

Payments to our general partner and its affiliates

Under our partnership agreement, we are required to reimburse our general partner and its affiliates for all costs and expenses that they incur on our behalf for managing and controlling our business and operations. Except to the extent specified under our omnibus agreement and operational services agreement, our general partner determines the amount of these expenses and such determinations must be made in good faith under the terms of our partnership agreement. Under our omnibus agreement, we will reimburse our Sponsors for expenses incurred by our Sponsors and their affiliates in providing certain general and administrative services to us, including the provision of executive management services by certain officers of our general partner. The expenses of other employees will be allocated to us based on the amount of time actually spent by those employees on our business. These reimbursable expenses also include an allocable portion of the compensation and benefits of employees and executive officers of other affiliates of our general partner who provide services to us. We will also reimburse our Sponsors for any additional out-of-pocket costs and expenses incurred by our Sponsors and their affiliates in providing general and administrative services to us. The costs and expenses for which we are required to reimburse our general partner and its affiliates are not subject to any caps or other limits.

Under our operational services agreement, we will pay CONSOL for any direct costs actually incurred by CONSOL in providing our gathering pipelines and dehydration, treating and compressor stations and facilities with certain maintenance, operational, administrative and construction services.

Pursuant to the employee secondment agreement, we will reimburse Noble, on a monthly basis, for allocable salary, benefits, insurance, payroll taxes and other employment expenses related to an employee of Noble who is seconded to us to provide investor relations and similar functions.

152


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| CONE MIDSTREAM | RR Donnelley ProFile | SWRPRFRS10 11.5.19 | SWRpf_rend | 12-Sep-2014 21:16 EST | | 737338 TX 155 | 21* |
| CONE MIDSTREAM S-1 | | HOU | | 10-Sep-2014 19:56 EST | COMP | PS PMT | 1C |

Indemnification. Under the omnibus agreement, CONE will indemnify us for all liabilities that are associated with the use, ownership or operation of our assets and due to occurrences before the closing of this offering, including environmental liabilities. Indemnification for any liabilities will be limited to liabilities identified prior to the third anniversary of the closing of this offering, and will be subject to a deductible of $0.5 million per claim before we are entitled to indemnification. For purposes of calculating the deductible, a "claim" will include all liabilities that arise from a discrete act or event. There is no limit on the amount for which CONE will indemnify us under the omnibus agreement once we meet the deductible, if applicable. CONE will also indemnify us for failure to obtain certain consents, licenses and permits necessary to conduct our business, including the cost of curing any such condition, in each case that are identified prior to the third anniversary of the closing of this offering, and will be subject to an aggregate deductible of $0.5 million before we are entitled to indemnification.

CONE will also indemnify us for liabilities relating to:

- the consummation of the transactions contemplated by our contribution agreement or the assets contributed to us that arise out of the ownership or operation of the assets prior to the closing of this offering;

- events and conditions associated with any assets retained by CONE;

- litigation matters attributable to the ownership or operation of the contributed assets prior to the closing of this offering;

- the failure to have any consent, license, permit or approval necessary for us to own or operate the contributed assets in substantially the same manner as owned or operated by CONE prior to this offering; and

- all tax liabilities attributable to the assets contributed to us arising prior to the closing of this offering or otherwise related to CONE's contribution of those assets to us in connection with this offering.

We have agreed to indemnify CONE for liabilities associated with the use, ownership or operation of our assets, including environmental liabilities, related to the use, ownership or operation of our assets and due to occurrences on or after the closing of this offering. Our obligation to indemnify CONE for any liabilities will be subject to a deductible of $0.5 million per claim before CONE is entitled to indemnification. For purposes of calculating the deductible, a "claim" will include all liabilities that arise from a discrete act or event. There is no limit on the amount for which we will indemnify CONE under the omnibus agreement once CONE meets the deductible, if applicable.

Operational Services Agreement

In connection with this offering, we will enter into an operational services agreement with CONSOL under which CONSOL will provide certain operational services to us in support of our gathering pipelines and dehydration, treating and compressor stations and facilities, including routine and emergency maintenance and repair services, routine operational activities, routine administrative services, construction and related services and such other services as we and CONSOL may mutually agree upon from time to time. CONSOL will prepare and submit for our approval a maintenance, operating and capital budget on an annual basis. CONSOL will submit actual expenditures for reimbursement on a monthly basis and we will reimburse CONSOL for any direct third-party costs actually incurred by CONSOL in providing these services.

The operational services agreement will have an initial term of 20 years and will continue in full force and effect thereafter unless terminated by either party at the end of the initial term or any time thereafter by giving not less than six months' prior notice to the other party of such termination. CONSOL may terminate the operational services agreement if (1) we become insolvent, declare bankruptcy or take any action in furtherance of, or indicating our consent to, approval of, or acquiescence in, a similar proceeding or (2) upon not less than 180 days notice. We may immediately terminate the agreement (1) if CONSOL



| CONE MIDSTREAM | RR Donnelley ProFile | SWRPRFRS10 11.5.19 | SWRpf_rend | 12-Sep-2014 21:17 EST | | 737338 TX 156 | 22* |
| CONE MIDSTREAM S-1 | | HOU | | 10-Sep-2014 19:56 EST | COMP | PS PMT | 1C |

becomes insolvent, declares bankruptcy or takes any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, a similar proceeding, (2) upon a finding of CONSOL's <u>willful misconduct or</u> gross negligence that has had a material adverse effect on any of our gathering pipelines and dehydration, treating and compressor stations and facilities or our business <u>or (3) CONSOL is in material breach of the operational services agreement and falls to cure such default within 45 days.</u>

Under the operational services agreement, CONSOL will indemnify us from any claims, losses or liabilities incurred by us, including third-party claims, arising from CONSOL's performance of the agreement to the extent caused by CONSOL's gross negligence or willful misconduct. We will indemnify CONSOL from any claims, losses or liabilities incurred by CONSOL, including any third-party claims, arising from CONSOL's performance of the agreement, except to the extent such claims, losses or liabilities are caused by CONSOL's gross negligence or willful misconduct.

Gathering Agreements

At the closing of this offering, we will enter into long-term gathering agreements with each of our Sponsors. For more information about our gathering agreements, please read "Business — Our Gathering Agreements."

Contribution Agreement

At the closing of this offering, we will enter into a contribution, conveyance and assumption agreement, which we refer to as our contribution agreement, with CONSOL, Noble, CONE and our general partner under which our Sponsors, through CONE, will contribute to us a 75% controlling interest in our Anchor Systems, a 5% controlling interest in our Growth Systems and a 5% controlling interest in our Additional Systems. More specifically, we will obtain controlling interests in each of our Anchor Systems, Growth Systems and Additional Systems as follows:

CONE Midstream Operating Company LLC, a Delaware limited liability company ("CONE Operating"), owns 100% of the membership interests in each of CONE Midstream DevCo I GP LLC, a Delaware limited liability company ("DevCo I GP"), CONE Midstream DevCo II GP LLC, a Delaware limited liability company ("DevCo II GP"), and CONE Midstream DevCo III GP LLC, a Delaware limited liability company ("DevCo III GP" and, together with DevCo I GP and DevCo II GP, the "DevCo General Partners"). DevCo I GP is the sole general partner of CONE Midstream DevCo I LP, a Delaware limited partnership ("DevCo I LP"), and owns a 75% general partner interest in DevCo I LP. DevCo II GP is the sole general partner of CONE Midstream DevCo II LP, a Delaware limited partnership ("DevCo II LP"), and owns a 5% general partner interest in DevCo II LP. DevCo III GP is the sole general partner of CONE Midstream DevCo III LP, a Delaware limited partnership ("DevCo III LP" and, together with DevCo I LP and DevCo II LP, the "DevCo Limited Partnerships"), and owns a 5% general partner interest in DevCo III LP. CONE owns a 25% limited partner interest in DevCo I LP, a 95% limited partner interest in DevCo II LP and a 95% limited partner interest in DevCo III LP.

Pursuant to the partnership agreement of each DevCo Limited Partnership, the general partner interest held by the applicable DevCo General Partner (and, ultimately, us through our direct control of CONE Operating and indirect control of the applicable DevCo General Partner upon the completion of this offering) entitles such DevCo General Partner to voting control over, and the exclusive right to manage, the day-to-day operations, business and affairs of the applicable DevCo Limited Partnership. Although the limited partner interest in each DevCo Limited Partnership provides the holder (i.e., CONE) economic rights to profits, losses, gains, deductions and credits in proportion to such holder's percentage interest in the applicable DevCo Limited Partnership, the limited partner interests in each DevCo Limited Partnership do not entitle the holder to any rights with respect to controlling and managing the day-to-day operations, business and affairs of the applicable DevCo Limited Partnership or the ability to remove the general partner.


general partner may take into account the totality of the circumstances or the totality of the relationships between the parties involved, including other relationships or transactions that may be particularly favorable or advantageous to us. When our general partner is acting in its individual capacity, as opposed to in its capacity as our general partner, it may act free of any duty or obligation to us or our limited partners. Please read "Our Partnership Agreement — Voting Rights" for information regarding matters that require unitholder approval.

Actions taken by our general partner may affect the amount of cash available for distribution to unitholders or accelerate the right to convert subordinated units.

The amount of cash that is available for distribution to unitholders is affected by decisions of our general partner regarding matters such as the amount and timing of:

- cash expenditures;

- borrowings and repayments of indebtedness;

- the issuance of additional partnership interests;

- the creation, increase or reduction in cash reserves in any quarter; and

- asset purchases and sales.

Our general partner determines the amount and timing of any capital expenditures and whether a capital expenditure is classified as a maintenance capital expenditure, which reduces operating surplus, or an expansion capital expenditure, which does not reduce operating surplus. This determination can affect the amount of cash that is distributed to our unitholders and to our general partner, the amount of adjusted operating surplus generated in any given period and the ability of the subordinated units to convert into common units.

In addition, our general partner may use an amount, initially equal to $50.0 million, which would not otherwise constitute available cash from operating surplus, in order to permit the payment of cash distributions on its general partner interest and incentive distribution rights. All of these actions may affect the amount of cash distributed to our unitholders and our general partner and may facilitate the conversion of subordinated units into common units. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions."

In addition, borrowings by us and our affiliates do not constitute a breach of any duty owed by our general partner to our unitholders, including borrowings that have the purpose or effect of:

- enabling our general partner or its affiliates to receive distributions on any subordinated units held by them or the incentive distribution rights; or

- accelerating the expiration of the subordination period.

For example, in the event we have not generated sufficient cash from our operations to pay the minimum quarterly distribution on our common units and our subordinated units, our partnership agreement permits us to borrow working capital funds, which would enable us to make this distribution on all outstanding units. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions — Subordinated Units and Subordination Period."

Our partnership agreement provides that we and our subsidiaries may borrow funds from our general partner and its affiliates. Our general partner and its affiliates may not borrow funds from us or our operating subsidiaries.


Following the completion of this offering, our Sponsors will have the ability to ensure passage of, as well as the ability to ensure the defeat of, any amendment that requires a unit majority by virtue of their ownership of an aggregate 11,663,121 common units and 29,163,121 subordinated units, representing an aggregate 68.6% limited partner interest (or 9,038,121 common units and 29,163,121 subordinated units, representing an aggregate 64.2% limited partner interest, if the underwriters exercise in full their option to purchase additional common units).

In voting their common units and subordinated units, our general partner and its affiliates will have no duty or obligation whatsoever to us or the limited partners, including any duty to act in the best interests of us or the limited partners, other than the implied contractual covenant of good faith and fair dealing.

Issuance of additional partnership interests	No approval rights.
Amendment of our partnership agreement	Certain amendments may be made by the general partner without the approval of the unitholders. Other amendments generally require the approval of a unit majority. Please read "— Amendment of Our Partnership Agreement."
Merger of our partnership or the sale of all or substantially all of our assets	Unit majority. Please read "— Merger, Consolidation, Conversion, Sale or Other Disposition of Assets."
Dissolution of our partnership	Unit majority. Please read "— Termination and Dissolution."
Continuation of our business upon dissolution	Unit majority. Please read "— Termination and Dissolution."
Withdrawal of the general partner	Under most circumstances, the approval of unitholders holding at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates, is required for the withdrawal of the general partner prior to September 30, 2024, in a manner which would cause a dissolution of our partnership. Please read "— Withdrawal or Removal of Our General Partner."
Removal of the general partner	Not less than 66⅔% of the outstanding units, voting as a single class, including units held by our general partner and its affiliates, for cause. Please read "— Withdrawal or Removal of Our General Partner."
Transfer of the general partner interest . . .	Our general partner may transfer all, but not less than all, of its general partner interest in us without a vote of our unitholders to an affiliate or another person in connection with its merger or consolidation with or into, or sale of all or substantially all of its assets to, such person. The approval of a majority of the outstanding common units, excluding common units held by our general partner and its affiliates, is required in other circumstances for a transfer of the general partner interest to a third party prior to September 30, 2024. Please read "— Transfer of General Partner Interest."
Transfer of incentive distribution rights	Our general partner may transfer any or all of its incentive distribution rights to an affiliate or another person without a vote of our unitholders. Please read "— Transfer of Incentive Distribution Rights."
Reset of incentive distribution levels	No approval right.
Transfer of ownership interests in our general partner	No approval right. Please read "— Transfer of Ownership Interests in Our General Partner."



| CONE MIDSTREAM | RR Donnelley ProFile | SWRPRFRS10 11.5.19 | SWRpf_rend | 12-Sep-2014 21:17 EST | | 737338 TX 174 | 13* |
| CONE MIDSTREAM S-1 | | HOU | | 10-Sep-2014 19:56 EST | COMP | PS PMT | 1C |

- enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without its consent, which consent may be given or withheld at its option.

The provisions of our partnership agreement preventing the amendments having the effects described in any of the clauses above can be amended upon the approval of the holders of at least 90% of the outstanding units voting together as a single class (including units owned by our general partner and its affiliates). Following the completion of this offering, our Sponsors will own an aggregate of 11,663,121 common units and 29,163,121 subordinated units, representing an aggregate 68.6% limited partner interest (or 9,038,121 common units and 29,163,121 subordinated units, representing an aggregate 64.2% limited partner interest, if the underwriters exercise in full their option to purchase additional common units).

No Unitholder Approval

Our general partner may generally make amendments to our partnership agreement without the approval of any limited partner to reflect:

- a change in our name, the location of our principal office, our registered agent or our registered office;

- the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

- a change that our general partner determines to be necessary or appropriate to qualify or continue our qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or to ensure that neither we nor any of our subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes;

- an amendment that is necessary, in the opinion of our counsel, to prevent us or our general partner or its directors, officers, agents or trustees, from in any manner, being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisors Act of 1940, or "plan asset" regulations adopted under the Employee Retirement Income Security Act of 1974 ("ERISA"), each as amended, whether or not substantially similar to plan asset regulations currently applied or proposed by the U.S. Department of Labor;

- an amendment that (i) sets forth the designations, preferences, rights, powers and duties of any class or series of partnership interests or (ii) our general partner determines to be necessary, appropriate or advisable in connection with the authorization or issuance of additional partnership interests;

- any amendment expressly permitted in our partnership agreement to be made by our general partner acting alone;

- an amendment effected, necessitated or contemplated by a merger agreement or plan of conversion that has been approved under the terms of our partnership agreement;

- any amendment that our general partner determines to be necessary or appropriate to reflect and account for the formation by us of, or our investment in, any corporation, partnership or other entity, in connection with our conduct of activities permitted by our partnership agreement;

- a change in our fiscal year or taxable year and any other changes that our general partner determines to be necessary or appropriate as a result of such change;

- mergers with, conveyances to or conversions into another limited liability entity that is newly formed and has no assets, liabilities or operations at the time of the merger, conveyance or conversion other than those it receives by way of the merger, conveyance or conversion; or

- any other amendments substantially similar to any of the matters described in the clauses above.



Withdrawal or Removal of Our General Partner

Except as described below, our general partner has agreed not to withdraw voluntarily as our general partner prior to September 30, 2024, without obtaining the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates, and by giving 90 days' written notice and furnishing an opinion of counsel regarding limited liability and tax matters. On or after September 30, 2024, our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days' written notice, and that withdrawal will not constitute a violation of our partnership agreement. Notwithstanding the information above, our general partner may withdraw without unitholder approval upon 90 days' written notice to the limited partners if at least 50% of the outstanding units are held or controlled by one person and its affiliates other than our general partner and its affiliates. In addition, our partnership agreement permits our general partner in some instances to sell or otherwise transfer all of its general partner interest in us without the approval of the unitholders. Please read "— Transfer of General Partner Interest" and "— Transfer of Incentive Distribution Rights."

Upon voluntary withdrawal of our general partner by giving notice to the other partners, the holders of a unit majority may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated, unless within a specified period after that withdrawal, the holders of a unit majority agree to continue our business by appointing a successor general partner. Please read "— Termination and Dissolution."

Our general partner may not be removed unless that removal is both (i) for cause and (ii) approved by the vote of the holders of not less than 66⅔% of our outstanding units, voting together as a single class, including units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding common units, voting as a separate class, and subordinated units, voting as a separate class. "Cause" is narrowly defined under our partnership agreement to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding the general partner liable to our partnership or any limited partner for actual fraud or willful misconduct in its capacity as our general partner. Cause does not include most cases of charges of poor management of the business. The ownership of more than 33⅓% of the outstanding units by our general partner and its affiliates would give them the practical ability to prevent our general partner's removal. Following the completion of this offering, our Sponsors will own an aggregate of 11,663,121 common units and 29,163,121 subordinated units, representing an aggregate 68.6% limited partner interest (or 9,038,121 common units and 29,163,121 subordinated units, representing an aggregate 64.2% limited partner interest, if the underwriters exercise in full their option to purchase additional common units).

In the event of removal of our general partner or withdrawal of our general partner where that withdrawal violates our partnership agreement, a successor general partner will have the option to purchase the general partner interest and incentive distribution rights of the departing general partner for a cash payment equal to the fair market value of those interests. Under all other circumstances where our general partner withdraws, the departing general partner will have the option to require the successor general partner to purchase the general partner interest of the departing general partner and its incentive distribution rights for fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. Or, if the departing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner will become a limited partner and its general partner interest



| CONE MIDSTREAM | RR Donnelley ProFile | SWRPRFRS10 11.5.19 | SWRpf_rend | 12-Sep-2014 21:18 EST | 737338 TX 178 | 13* |
| CONE MIDSTREAM S-1 | | HOU | | 10-Sep-2014 19:56 EST | COMP | PS PMT 1C |

and its incentive distribution rights will automatically convert into common units pursuant to a valuation of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

In addition, we will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing general partner or its affiliates for our benefit.

Transfer of General Partner Interest

Except for transfer by our general partner of all, but not less than all, of its general partner interest to (1) an affiliate of our general partner (other than an individual), or (2) another entity as part of the merger or consolidation of our general partner with or into such entity or the transfer by our general partner of all or substantially all of its assets to such entity, our general partner may not transfer all or any part of its general partner interest to another person prior to September 30, 2024, without the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates. As a condition of this transfer, the transferee must assume, among other things, the rights and duties of our general partner, agree to be bound by the provisions of our partnership agreement, and furnish an opinion of counsel regarding limited liability and tax matters.

Our general partner and its affiliates may at any time transfer units to one or more persons, without unitholder approval, except that they may not transfer subordinated units to us.

Transfer of Ownership Interests in Our General Partner

At any time, CONE and its affiliates may sell or transfer all or part of their membership interest in our general partner, to an affiliate or third party without the approval of our unitholders.

Transfer of Incentive Distribution Rights

At any time, our general partner may sell or transfer its incentive distribution rights to an affiliate or third party without the approval of the unitholders.

Change of Management Provisions

Our partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove CONE Midstream GP LLC as our general partner or otherwise change our management. If any person or group other than our general partner and its affiliates acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to any person or group that acquires the units from our general partner or its affiliates and any transferees of that person or group who are notified by our general partner that they will not lose their voting rights or to any person or group who acquires the units with the prior approval of the board of directors of our general partner. Please read "— Withdrawal or Removal of Our General Partner."

Limited Call Right

If at any time our general partner and its affiliates own more than 80% of the then-issued and outstanding limited partner interests of any class, our general partner will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the limited partner interests of such class held by unaffiliated persons as of a record date to be selected by our general partner, on at least 10, but not more than 60, days' written notice.



| CONE MIDSTREAM | RR Donnelley ProFile | SWRPRFRS10 11.5.19 | SWRpf_rend | 12-Sep-2014 21:18 EST | | 737338 TX 184 | 17* |
| CONE MIDSTREAM S-1 | START PAGE | | HOU | 10-Sep-2014 19:56 EST | COMP | PS PMT | 1C |

UNITS ELIGIBLE FOR FUTURE SALE

Following the completion of this offering and assuming that the underwriters do not exercise their option to purchase additional common units, our Sponsors will hold an aggregate of 11,663,121 common units and 29,163,121 subordinated units. All of the subordinated units will convert into common units at the end of the subordination period. All of the common units and subordinated units held by our Sponsors are subject to lock-up restrictions described below. The sale of these units could have an adverse impact on the price of our common units or on any trading market that may develop.

Rule 144

The common units sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act, other than any units purchased in this offering by the directors, director nominee and executive officers of our general partner, directors of our Sponsors and certain other individuals as selected by our Sponsors under the directed unit program, which will be subject to the lock-up restrictions described below. None of the directors or officers of our general partner own any common units prior to this offering; however, they may purchase common units through the directed unit program or otherwise. Additionally, any common units owned by an "affiliate" of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption from the registration requirements pursuant to Rule 144 or otherwise. Rule 144 permits securities acquired by an affiliate to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

- 1.0% of the total number of our common units outstanding; or

- the average weekly reported trading volume of our common units for the four weeks prior to the sale.

Sales under Rule 144 are also subject to specific manner of sale provisions, holding period requirements, notice requirements and the availability of current public information about us. Once we have been a reporting company for at least 90 days, a person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned the common units proposed to be sold for at least six months, would be entitled to sell those common units without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject only to the current public information requirement. After beneficially owning Rule 144 restricted common units for at least one year, such person would be entitled to freely sell those common units without regard to any of the requirements of Rule 144.

Our Partnership Agreement and Registration Rights

Our partnership agreement authorizes us to issue an unlimited number of additional partnership interests and options, rights, warrants and appreciation rights relating to the partnership interests for any partnership purpose at any time and from time to time to such persons for such consideration and on such terms and conditions as our general partner shall determine in its sole discretion, all without the approval of any partners. Any issuance of additional common units or other limited partner interests would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the cash distributions to and market price of, common units then outstanding. Please read "Our Partnership Agreement — Issuance of Additional Partnership Interests."

Under our partnership agreement, our general partner and its affiliates, other than individuals, have the right to cause us to register under the Securities Act and applicable state securities laws the offer and sale of any units that they hold. Subject to the terms and conditions of our partnership agreement, these registration rights allow our general partner and its affiliates or their assignees holding any common units or other limited partner interests to require registration of any of these common units or other limited partner interests and to include any of these common units or other limited partner interests in a registration by us of other partnership interests, including common units offered by us or by any

184


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| CONE MIDSTREAM | RR Donnelley ProFile | SWRPRFRS10 11.5.19 | SWRpf_rend | 12-Sep-2014 21:18 EST | | 737338 TX 187 | 12* |
| CONE MIDSTREAM S-1 | | | HOU | 10-Sep-2014 19:56 EST | COMP | PS PMT | 1C |

Partnership Status

A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner of a partnership is required to take into account his share of items of income, gain, loss and deduction of the partnership in computing his federal income tax liability, regardless of whether cash distributions are made to him by the partnership. Distributions by a partnership to a partner are generally not taxable to the partnership or the partner unless the amount of cash distributed to him is in excess of the partner's adjusted basis in his partnership interest. Section 7704 of the Internal Revenue Code provides that publicly traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the "Qualifying Income Exception," exists with respect to publicly traded partnerships of which 90% or more of the gross income for every taxable year consists of "qualifying income." Qualifying income includes income and gains derived from the transportation, processing, storage and marketing of crude oil, natural gas and products thereof. Other types of qualifying income include interest (other than from a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income. We estimate that less than 2% of our current gross income is not qualifying income; however, this estimate could change from time to time. Based upon and subject to this estimate, the factual representations made by us and our general partner and a review of the applicable legal authorities, Latham & Watkins LLP is of the opinion that at least 90% of our current gross income constitutes qualifying income. The portion of our income that is qualifying income may change from time to time.

The IRS has made no determination as to our status or the status of our operating subsidiaries for federal income tax purposes or whether our operations generate "qualifying income" under Section 7704 of the Internal Revenue Code. Instead, we will rely on the opinion of Latham & Watkins LLP on such matters. It is the opinion of Latham & Watkins LLP that, based upon the Internal Revenue Code, its regulations, published revenue rulings and court decisions and the representations described below that:

- We will be classified as a partnership for federal income tax purposes; and

- Each of our operating subsidiaries will be treated as a partnership or will be disregarded as an entity separate from us for federal income tax purposes.

In rendering its opinion, Latham & Watkins LLP has relied on factual representations made by us and our general partner. The representations made by us and our general partner upon which Latham & Watkins LLP has relied include:

- Neither we nor any of the operating subsidiaries has elected or will elect to be treated as a corporation; and

- For each taxable year, more than 90% of our gross income has been and will be income of the type that Latham & Watkins LLP has opined or will opine is "qualifying income" within the meaning of Section 7704(d) of the Internal Revenue Code.

We believe that these representations have been true in the past and expect that these representations will continue to be true in the future.

If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery (in which case the IRS may also require us to make adjustments with respect to our unitholders or pay other amounts), we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation, and then distributed that stock to the unitholders in liquidation of their interests in us. This deemed contribution and liquidation should be tax-free to unitholders and us so long as we, at that time, do not have liabilities in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for federal income tax purposes.


end of any taxable year, he must recapture any losses deducted in previous years. Please read "— Tax Consequences of Unit Ownership — Limitations on Deductibility of Losses."

A decrease in a unitholder's percentage interest in us because of our issuance of additional common units will decrease his share of our nonrecourse liabilities, and thus will result in a corresponding deemed distribution of cash. This deemed distribution may constitute a non-pro rata distribution. A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of his tax basis in his common units, if the distribution reduces the unitholder's share of our "unrealized receivables," including depreciation recapture and/or substantially appreciated "inventory items," each as defined in the Internal Revenue Code, and collectively, "Section 751 Assets." To that extent, the unitholder will be treated as having been distributed his proportionate share of the Section 751 Assets and then having exchanged those assets with us in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the unitholder's realization of ordinary income, which will equal the excess of (1) the non-pro rata portion of that distribution over (2) the unitholder's tax basis (often zero) for the share of Section 751 Assets deemed relinquished in the exchange.

Ratio of Taxable Income to Distributions

We estimate that a purchaser of common units in this offering who owns those common units from the date of closing of this offering through the record date for distributions for the period ending December 31, 2017, will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be 20.0% or less of the cash distributed with respect to that period. Thereafter, we anticipate that the ratio of allocable taxable income to cash distributions to the unitholders will increase. Our estimate is based upon many assumptions regarding our business operations, including assumptions as to our revenues, capital expenditures, cash flow, net working capital and anticipated cash distributions. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, legislative, competitive and political uncertainties beyond our control. Further, the estimates are based on current tax law and tax reporting positions that we will adopt and with which the IRS could disagree. Accordingly, we cannot assure you that these estimates will prove to be correct.

The actual percentage of distributions that will constitute taxable income could be higher or lower than expected, and any differences could be material and could materially affect the value of the common units. For example, the ratio of allocable taxable income to cash distributions to a purchaser of common units in this offering will be greater, and perhaps substantially greater, than our estimate with respect to the period described above if:

- gross income from operations exceeds the amount required to make minimum quarterly distributions on all units, yet we only distribute the minimum quarterly distributions on all units; or

- we make a future offering of common units and use the proceeds of the offering in a manner that does not produce substantial additional deductions during the period described above, such as to repay indebtedness outstanding at the time of this offering or to acquire property that is not eligible for depreciation or amortization for federal income tax purposes or that is depreciable or amortizable at a rate significantly slower than the rate applicable to our assets at the time of this offering.

Basis of Common Units

A unitholder's initial tax basis for his common units will be the amount he paid for the common units plus his share of our nonrecourse liabilities. That basis will be increased by his share of our income and by any increases in his share of our nonrecourse liabilities. That basis will be decreased, but not below zero, by distributions from us, by the unitholder's share of our losses, by any decreases in his share of our nonrecourse liabilities and by his share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized. A unitholder will have no share of our debt that is recourse to our general partner to the extent of the general partner's "net value" as defined in Treasury Regulations under Section 752 of the Internal Revenue Code, but will have a share, generally based on his share of profits, of our nonrecourse liabilities. Please read "— Disposition of Common Units — Recognition of Gain or Loss."



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| CONE MIDSTREAM | RR Donnelley ProFile | SWRPRFRS10 11.5.19 | SWRpf_rend | 12-Sep-2014 21:19 EST | | 737338 TX 206 | 30* |
| CONE MIDSTREAM S-1 | START PAGE | | HOU | 10-Sep-2014 19:56 EST | COMP | PS PMT | 1C |

UNDERWRITING

Subject to the terms and conditions set forth in an underwriting agreement, we have agreed to sell to the underwriters named below, and the underwriters, for whom Wells Fargo Securities, LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Robert W. Baird & Co. Incorporated are acting as joint book-running managers and representatives, have severally agreed to purchase, the respective number of common units appearing opposite their names below:

Underwriter	Number of Common Units
Wells Fargo Securities, LLC	
Merrill Lynch, Pierce, Fenner & Smith Incorporated	
Citigroup Global Markets Inc.	
J.P. Morgan Securities LLC	
Robert W. Baird & Co. Incorporated	
Barclays Capital Inc.	
Deutsche Bank Securities Inc.	
Goldman, Sachs & Co.	
Morgan Stanley & Co. LLC	
Credit Suisse Securities (USA) LLC	
RBC Capital Markets, LLC	
Mitsubishi UFJ Securities (USA), Inc.	
PNC Capital Markets LLC	
BB&T Capital Markets, a division of BB&T Securities, LLC	
BBVA Securities Inc.	
BNP Paribas Securities Corp.	
DNB Markets, Inc.	
Mizuho Securities USA Inc.	
TD Securities (USA) LLC	
Total	17,500,000

All of the common units to be purchased by the underwriters will be purchased from us.

The underwriting agreement provides that the obligations of the several underwriters are subject to various conditions, including approval of legal matters by counsel. The common units are offered by the underwriters, subject to prior sale, when, as and if issued to and accepted by them. The underwriters reserve the right to withdraw, cancel or modify the offer and to reject orders in whole or in part.

The underwriting agreement provides that the underwriters are obligated to purchase all the common units offered by this prospectus if any are purchased, other than those common units covered by the option to purchase additional common units described below. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

Option to Purchase Additional Common Units

We have granted the underwriters an option, exercisable for 30 days after the date of the underwriting agreement, to purchase up to an additional 2,625,000 common units from us at the initial public offering price less the underwriting discounts and commissions and the structuring fee, as set forth on the cover page of this prospectus, and less any distributions declared, paid or payable on the common units that the underwriters have agreed to purchase from us but that are not payable on such additional common units. If the underwriters exercise this option in whole or in part, then the underwriters will be severally committed, subject to the conditions described in the underwriting agreement, to purchase the additional common

206



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| CONE MIDSTREAM S-1 | | HOU | | 10-Sep-2014 19:56 EST | COMP | PS PMT | 1C |

units in proportion to their respective commitments set forth in the prior table. The remainder of the 2,625,000 additional common units, if any, will be issued to CONE at the expiration of the option period. Any such common units issued to CONE will be issued for no additional consideration.

Discounts

The common units sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus and to certain dealers at that price less a concession of not more than $ per common unit. After the initial offering, the public offering price, concession and reallowance to dealers may be changed.

The following table summarizes the underwriting discounts and commissions and the proceeds, before expenses, payable to us, both on a per unit basis and in total, assuming either no exercise or full exercise by the underwriters of their option to purchase additional common units:

| | | Total | |
	Per Common Unit	Without Option	With Option
Public offering price	$	$	$
Underwriting discounts and commissions(1)	$	$	$
Proceeds, before expenses, to CONE Midstream Partners LP	$	$	$

(1) Excludes an aggregate structuring fee of approximately $ million ($ million if the underwriters exercise their option in full) payable equally to Wells Fargo Securities, LLC and Robert W. Baird & Co. Incorporated.

We also have agreed to reimburse the underwriters for up to $15,000 of reasonable fees and expenses of counsel related to the review by the Financial Industry Regulatory Authority, Inc., or FINRA, of the terms of sale of the common units offered hereby.

We estimate that the expenses of this offering payable by us, not including underwriting discounts and commissions and the structuring fee, will be approximately $2.6 million.

Indemnification of Underwriters

The underwriting agreement provides that we, our general partner and CONE will indemnify the underwriters against specified liabilities, including liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in respect of those liabilities.

Lock-Up Agreements

We, our general partner and certain of its affiliates, including our Sponsors, and the directors and executive officers of our general partner have agreed, subject to certain exceptions, that, without the prior written consent of Wells Fargo Securities, LLC, we and they will not, during the period beginning on and including the date of this prospectus through and including the date that is 180 days after the date of this prospectus, directly or indirectly:

- issue (in the case of us), offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of any of our common units or any securities convertible into or exercisable or exchangeable for our common units, except that we may issue common units or any securities convertible or exchangeable into our common units as payment of any part of the purchase price for businesses that we acquire; provided that any recipient of such common units must agree in writing to be bound by these provisions for the remainder of the lock-up period;

- in the case of us, file or cause the filing of any registration statement under the Securities Act with respect to any of our common units or any securities convertible into or exercisable or exchangeable for our common units (other than (i) any Rule 462(b) registration statement filed to register securities to be sold to the underwriters pursuant to the underwriting agreement, (ii) any registration


- our entry into an employee secondment agreement with Noble;

- the consummation of this offering and our issuance of (i) 17,500,000 common units to the public, (ii) a 2% general partner interest and the incentive distribution rights to our general partner and (iii) 11,663,121 common units and 29,163,121 subordinated units to CONE (which units CONE will subsequently distribute equally to each of CONSOL and Noble); and

- the application of the net proceeds of this offering as described in "Use of Proceeds."

The unaudited pro forma condensed financial statements do not give effect to (i) an estimated $5.0 million in incremental general and administrative expenses that we expect to incur annually as a result of being a publicly traded partnership or (ii) variable general and administrative costs we will incur under the omnibus agreement and operational services agreement that we will enter into with our Sponsors as of the closing of this offering, such as costs related to treasury, legal, finance and technology services provided by our Sponsors, which will be impacted by our need to obtain such services from our Sponsors and correspondingly, the time spent by the employees of our Sponsors to provide such services, which management does not believe is estimable with a reasonable degree of certainty. As a result, the unaudited pro forma condensed financial statements may not be indicative of the results that actually would have occurred if the matters described above had occurred on the dates indicated or that would be obtained in the future.


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| CONE MIDSTREAM | RR Donnelley ProFile | NC8600AC691612 11.5.15 | SWRcobbr0cm | 14-Sep-2014 13:33 EST | | 737338 FIN 4 | 12* |
| CONE MIDSTREAM S-1 | START PAGE | | HOU | 10-Sep-2014 19:56 EST | COMP | PS PMT | 1C |

CONE MIDSTREAM PARTNERS LP
UNAUDITED PRO FORMA CONDENSED STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2013
(in thousands)

	Historical	Pro Forma Adjustments	Pro Forma
Revenue			
Gathering Revenue — Related Party	$65,626	$ (422)(a) (3,111)(b)	$ 62,093
Total Revenue	65,626	(3,533)	62,093
Expenses			
Operating Expense — Third Party	13,175	(85)(a)	13,090
Operating Expense — Related Party	16,669	(107)(a)	16,562
General and Administrative Expense — Third Party	219	(5)(a)	214
General and Administrative Expense — Related Party	1,614	(33)(a) 600 (j) 500 (l)	2,681
Depreciation Expense	5,825	(36)(a)	5,789
Total Expenses	37,502	834	38,336
Interest Expense	—	850 (c)	850
Net Income	$28,124	$ (5,217)	$ 22,907
Net income attributable to non-controlling interests		5,453 (d)	5,453
Net income attributable to CONE Midstream Partners LP	$28,124	$(10,670)	$ 17,454
Pro forma general partner interest in net income attributable to CONE Midstream Partners LP			349
Pro forma limited partners' interest in net income attributable to CONE Midstream Partners LP:			
Common units			8,552
Subordinated units			8,552
Pro forma net income per limited partner unit (basic and diluted):			
Common units			0.29
Subordinated units			0.29
Pro forma weighted average number of limited partner units outstanding (basic and diluted):			
Common units			29,163,121
Subordinated units			29,163,121

The accompanying notes are an integral part of these unaudited pro forma condensed financial statements



| CONE MIDSTREAM | RR Donnelley ProFile | NC8600AC691612 11.5.15 | SWRcobbr0cm | | 14-Sep-2014 13:34 EST | | 737338 FIN 5 | 14* |
| CONE MIDSTREAM S-1 | START PAGE | | HOU | | 10-Sep-2014 19:56 EST | COMP | PS PMT | 1C |

CONE MIDSTREAM PARTNERS LP
UNAUDITED PRO FORMA CONDENSED STATEMENT OF OPERATIONS
SIX MONTHS ENDED JUNE 30, 2014
(in thousands)

	Historical	Pro Forma Adjustments	Pro Forma
Revenue			
Gathering Revenue — Related Party	$51,917	$ (746)(a) (762)(b)	$ 50,409
Total Revenue	51,917	(1,508)	50,409
Expenses			
Operating Expense — Third Party	12,221	(176)(a) (2,247)(k)	9,798
Operating Expense — Related Party	12,523	(180)(a)	12,343
General and Administrative Expense — Third Party	45	(1)(a)	44
General and Administrative Expense — Related Party	1,349	(29)(a) 300 (j) 250 (l)	1,870
Depreciation Expense	3,297	(94)(a)	3,203
Total Expense	29,435	(2,177)	27,258
Interest Expense	—	425 (c)	425
Net Income	$22,482	$ 244	$ 22,726
Net income attributable to non-controlling interests		6,162 (d)	6,162
Net income attributable to CONE Midstream Partners LP	$22,482	$(5,918)	$ 16,564
Pro forma general partner interest in net income attributable to CONE Midstream Partners LP			331
Pro forma limited partners' interest in net income attributable to CONE Midstream Partners LP:			
Common units			8,116
Subordinated units			8,116
Pro forma net income per limited partner unit (basic and diluted):			
Common units			0.28
Subordinated units			0.28
Pro forma weighted average number of limited partner units outstanding (basic and diluted):			
Common units			29,163,121
Subordinated units			29,163,121

The accompanying notes are an integral part of these unaudited pro forma condensed financial statements



| CONE MIDSTREAM | RR Donnelley ProFile | AZ0151AC599788 11.5.15 | SWRmankm0px | 13-Sep-2014 15:13 EST | | 737338 FIN 7 | 17* |
| CONE MIDSTREAM S-1 | START PAGE | | HOU | 10-Sep-2014 19:56 EST | COMP | PS PMT | 1C |

CONE MIDSTREAM PARTNERS LP
NOTES TO UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS

1. Pro Forma Adjustments and Assumptions

The adjustments are based on currently available information and certain estimates and assumptions and, therefore, the actual effects of these transactions will differ from the pro forma adjustments. A general description of these transactions and adjustments is provided as follows:

(a) Represents the elimination of revenues and expenses included in the CONE Midstream Partners LP Predecessor financial statements associated with certain assets that will not be contributed to the Partnership and are not included in the Anchor Systems, Growth Systems or Additional Systems.

(b) Represents the pro forma adjustment to revenues associated with the Partnership's execution of new long-term, fixed-fee gathering agreements with each of the Sponsors in connection with the completion of the offering and the recurring impact of the change in gathering fees.

(c) Represents the pro forma adjustment to interest expense associated with the amortization of origination fees and the commitment fee associated with the new revolving credit facility over the five-year expected term of the facility.

(d) Represents the 25%, 95% and 95% non-controlling interests in the Anchor Systems, Growth Systems and Additional Systems, respectively, retained by CONE, that have been calculated for each of the periods presented.

(e) Represents the elimination of assets and liabilities of facilities included in the CONE Midstream Partners LP Predecessor financial statements that will not be contributed to the Partnership and are not included in the Anchor Systems, Growth Systems or Additional Systems.

(f) Represents the net adjustments to cash and cash equivalents, as follows (in thousands):

	June 30, 2014
Gross proceeds from initial public offering	$350,000
Underwriters discount and fees	(22,750)
Expenses and costs of initial public offering	(2,550)
Payment of debt issuance costs (see note g)	(1,125)
Cash and cash equivalents pro forma adjustment	$323,575

(g) Represents new origination fees of $1.1 million related to the new $250 million revolving credit facility that will be entered into by the Partnership prior to or in connection with the completion of the offering.

(h) Represents the elimination of CONE's net investment in us at June 30, 2014 following CONE's contribution to us of a 75% controlling interest in the Anchor Systems, a 5% controlling interest in the Growth Systems and a 5% controlling interest in the Additional Systems, and CONE's retention of the remaining 25% non-controlling interest in the Anchor Systems, 95% non-controlling interest in the Growth Systems and 95% non-controlling interest in the Additional Systems.

(i) Represents net adjustments to the public common unitholders' partners' capital, as follows (in thousands):

	June 30, 2014
Gross proceeds from initial public offering (see note f)	$350,000
Underwriters discount and fees (see note f)	(22,750)
Expenses and costs of initial public offering (see note f)	(2,550)
	$324,700



200GK55yqNTF!dG7<

| CONE MIDSTREAM | RR Donnelley ProFile | NC8600AC691612 11.5.15 | SWRcobbr0cm | 14-Sep-2014 13:34 EST | | 737338 FIN 8 | 6* |
| CONE MIDSTREAM S-1 | | | HOU | 10-Sep-2014 19:56 EST | COMP | PS PMT | 1C |

(j) Represents the fixed-fee portion of additional general and administrative expenses incurred under our omnibus agreement.

(k) Represents the mine subsidence costs related to the expansion of the Gathering System incurred during the six months ended June 30, 2014, for which CONE is responsible and will indemnify the Partnership under the terms of the Omnibus Agreement. There were no mine subsidence costs related to the expansion of the Gathering System incurred during the year ended December 31, 2013.

(l) Represents the fixed-fee associated with executive compensation incurred under our omnibus agreement.

(m) Represents the distribution of the remaining IPO proceeds of $323.6 million to CONE.

2.   Pro Forma Net Income per Unit

Pro forma net income per unit is determined by dividing pro forma net income that would have been allocated, in accordance with the net income and loss allocation provisions of the partnership agreement, to the common and subordinated unitholders under the two-class method, after deducting the general partner's interest of 2% in the pro forma net income, by the number of common units and subordinated units expected to be outstanding at the completion of this offering. For purposes of this calculation, we assumed (1) the minimum quarterly distribution was made to all unitholders for each quarter during the periods presented and (2) the number of units outstanding was 29,163,121 common units and 29,163,121 subordinated units. The common and subordinated unitholders represent an aggregate 98% limited partner interest in us. All units were assumed to have been outstanding since January 1, 2013. Basic and diluted pro forma net income per unit are equivalent as there are no dilutive units at the date of closing of the initial public offering of the common units of the Partnership. Pursuant to the partnership agreement, to the extent that the quarterly distributions exceed certain target levels, the general partner is entitled to receive certain incentive distributions that will result in more net income proportionately being allocated to the general partner than to the holders of common units and subordinated units. The pro forma net income per unit calculations assume that no incentive distributions were made to the general partner because no such distributions would have been paid based upon the pro forma available cash from operating surplus for the period.


"*Exchange Act*" means the Securities Exchange Act of 1934, as amended, supplemented or restated from time to time, and any successor to such statute.

"*Expansion Capital Expenditures*" means cash expenditures for Acquisitions or Capital Improvements. Expansion Capital Expenditures shall include interest (including periodic net payments under related interest rate swap agreements) and related fees paid during the Construction Period on Construction Debt. Where cash expenditures are made in part for Expansion Capital Expenditures and in part for other purposes, the General Partner shall determine the allocation between the amounts paid for each.

"*Final Subordinated Units*" has the meaning given such term in Section 6.1(d)(x)(A).

"*First Liquidation Target Amount*" has the meaning given such term in Section 6.1(c)(i)(D).

"*First Target Distribution*" means $0.2125 per Unit per Quarter (or, with respect to the period commencing on the Closing Date and ending on December 31, 2014, it means the product of $0.2125 multiplied by a fraction, the numerator of which is the number of days in such period and the denominator of which is [   ]), subject to adjustment in accordance with Section 5.11, Section 6.6 and Section 6.9.

"*Fully Diluted Weighted Average Basis*" means, when calculating the number of Outstanding Units for any period, a basis that includes (a) the weighted average number of Outstanding Units during such period *plus* (b) all Partnership Interests and Derivative Partnership Interests (i) that are convertible into or exercisable or exchangeable for Units or for which Units are issuable, in each case that are senior to or *pari passu* with the Subordinated Units, (ii) whose conversion, exercise or exchange price, if any, is less than the Current Market Price on the date of such calculation, (iii) that may be converted into or exercised or exchanged for such Units prior to or during the Quarter immediately following the end of the period for which the calculation is being made without the satisfaction of any contingency beyond the control of the holder other than the payment of consideration and the compliance with administrative mechanics applicable to such conversion, exercise or exchange and (iv) that were not converted into or exercised or exchanged for such Units during the period for which the calculation is being made; *provided, however*, that for purposes of determining the number of Outstanding Units on a Fully Diluted Weighted Average Basis when calculating whether the Subordination Period has ended or Subordinated Units are entitled to convert into Common Units pursuant to Section 5.7, such Partnership Interests and Derivative Partnership Interests shall be deemed to have been Outstanding Units only for the four Quarters that comprise the last four Quarters of the measurement period; *provided, further*, that if consideration will be paid to any Group Member in connection with such conversion, exercise or exchange, the number of Units to be included in such calculation shall be that number equal to the difference between (x) the number of Units issuable upon such conversion, exercise or exchange and (y) the number of Units that such consideration would purchase at the Current Market Price.

"*General Partner*" means CONE Midstream GP LLC, a Delaware limited liability company, and its successors and permitted assigns that are admitted to the Partnership as general partner of the Partnership, in its capacity as general partner of the Partnership (except as the context otherwise requires).

"*General Partner Interest*" means the equity interest of the General Partner in the Partnership (in its capacity as a general partner without reference to any Limited Partner Interest held by it) and includes any and all rights, powers and benefits to which the General Partner is entitled as provided in this Agreement, together with all obligations of the General Partner to comply with the terms and provisions of this Agreement. For purposes of determining the Percentage Interest attributable to the General Partner at any point in time, the General Partner Interest shall be deemed to be represented by a specific number of hypothetical limited partner units, and the Percentage Interest attributable to the General Partner Interest shall equal the ratio of the number of such hypothetical limited partner units to the sum of the total number of Units and the number of hypothetical limited partner units. After giving effect to the Initial Public Offering, including any exercise of the Over-Allotment Option and the Deferred Issuance, the Percentage Interest attributable to the General Partner Interest shall be 2%,


which for the purposes of this definition equates to 1,190,331 hypothetical limited partner units. In connection with the issuance of additional Limited Partner Interests by the Partnership as described in Section 5.2(b), (i) if the General Partner makes additional Capital Contributions as contemplated by Section 5.2(b), the number of hypothetical limited partner units represented by the General Partner Interest shall be increased as necessary to maintain the Percentage Interest attributable to the General Partner Interest at the level it was immediately prior to such issuance and (ii) if the General Partner does not make additional Capital Contributions as contemplated by Section 5.2(b), the number of hypothetical limited partner units represented by the General Partner Interest shall stay the same, which shall result in a reduction of the Percentage Interest attributable to the General Partner Interest.

"*Gross Liability Value*" means, with respect to any Liability of the Partnership described in Treasury Regulation Section 1.752-7(b)(3)(i), the amount of cash that a willing assignor would pay to a willing assignee to assume such Liability in an arm's-length transaction.

"*Group*" means two or more Persons that have, or with or through any of their respective Affiliates or Associates have, any contract, arrangement, understanding or relationship for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent given to such Person in response to a proxy or consent solicitation made to 10 or more Persons), exercising investment power over or disposing of any Partnership Interests.

"*Group Member*" means a member of the Partnership Group.

"*Group Member Agreement*" means the partnership agreement of any Group Member, other than the Partnership, that is a limited or general partnership, the limited liability company agreement of any Group Member that is a limited liability company, the certificate of incorporation and bylaws or similar organizational documents of any Group Member that is a corporation, the joint venture agreement or similar governing document of any Group Member that is a joint venture and the governing or organizational or similar documents of any other Group Member that is a Person other than a limited or general partnership, limited liability company, corporation or joint venture, in each case, as such may be amended, supplemented or restated from time to time.

"*Hedge Contract*" means any exchange, swap, forward, cap, floor, collar, option or other similar agreement or arrangement entered into for the purpose of reducing the exposure of a Group Member to fluctuations in interest rates, the price of hydrocarbons, basis differentials or currency exchange rates in their operations or financing activities and not for speculative purposes.

"*Holder*" means any of the following:

(a) the General Partner who is the Record Holder of Registrable Securities;

(b) any Affiliate of the General Partner who is the Record Holder of Registrable Securities (other than natural persons who are Affiliates of the General Partner by virtue of being officers, directors or employees of the General Partner or any of its Affiliates);

(c) any Person who has been the General Partner within the prior two years and who is the Record Holder of Registrable Securities;

(d) any Person who has been an Affiliate of the General Partner within the prior two years and who is the Record Holder of Registrable Securities (other than natural persons who were Affiliates of the General Partner by virtue of being officers, directors or employees of the General Partner or any of its Affiliates); and

(e) a transferee and current Record Holder of Registrable Securities to whom the transferor of such Registrable Securities, who was a Holder at the time of such transfer, assigns its rights and obligations under this


"**_Merger Agreement_**" has the meaning given such term in Section 14.1.

"**_Minimum Quarterly Distribution_**" means $0.2125 per Unit per Quarter (or with respect to the period commencing on the Closing Date and ending on December 31, 2014, it means the product of $0.2125 multiplied by a fraction, the numerator of which is the number of days in such period and the denominator of which is [   ]), subject to adjustment in accordance with Section 5.11, Section 6.6 and Section 6.9.

"**_National Securities Exchange_**" means an exchange registered with the Commission under Section 6(a) of the Exchange Act (or any successor to such Section).

"**_Net Agreed Value_**" means (a) in the case of any Contributed Property, the Agreed Value of such property or other asset reduced by any Liabilities either assumed by the Partnership upon such contribution or to which such property or other asset is subject when contributed and (b) in the case of any property distributed to a Partner by the Partnership, the Partnership's Carrying Value of such property (as adjusted pursuant to Section 5.5(d)(ii)) at the time such property is distributed, reduced by any Liabilities either assumed by such Partner upon such distribution or to which such property is subject at the time of distribution, in either case as determined and required by the Treasury Regulations promulgated under Section 704(b) of the Code.

"**_Net Income_**" means, for any taxable period, the excess, if any, of the Partnership's items of income and gain (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable period over the Partnership's items of loss and deduction (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable period. The items included in the calculation of Net Income shall be determined in accordance with Section 5.5(b) and shall not include any items specially allocated under Section 6.1(d); _provided, however_, that the determination of the items that have been specially allocated under Section 6.1(d) shall be made without regard to any reversal of such items under Section 6.1(d)(xii).

"**_Net Loss_**" means, for any taxable period, the excess, if any, of the Partnership's items of loss and deduction (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable period over the Partnership's items of income and gain (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable period. The items included in the calculation of Net Loss shall be determined in accordance with Section 5.5(b) and shall not include any items specially allocated under Section 6.1(d); _provided, however_, that the determination of the items that have been specially allocated under Section 6.1(d) shall be made without regard to any reversal of such items under Section 6.1(d)(xii).

"**_Net Positive Adjustments_**" means, with respect to any Partner, the excess, if any, of the total positive adjustments over the total negative adjustments made to the Capital Account of such Partner pursuant to Book-Up Events and Book-Down Events.

"**_Net Termination Gain_**" means, for any taxable period, (a) the sum, if positive, of all items of income, gain, loss or deduction (determined in accordance with Section 5.5(b)) that are recognized by the Partnership (i) after the Liquidation Date or (ii) upon the sale, exchange or other disposition of all or substantially all of the assets of the Partnership Group, taken as a whole, in a single transaction or a series of related transactions (excluding any disposition to a member of the Partnership Group), or (b) the excess, if any, of the aggregate amount of Unrealized Gain over the aggregate amount of Unrealized Loss deemed recognized by the Partnership pursuant to Section 5.5(d) on the date of a Revaluation Event; _provided, however,_ that the items included in the determination of Net Termination Gain shall not include any items of income, gain or loss specially allocated under Section 6.1(d).

"**_Net Termination Loss_**" means, for any taxable period, (a) the sum, if negative, of all items of income, gain, loss or deduction (determined in accordance with Section 5.5(b)) that are recognized by the Partnership (i) after



(b) payments (including prepayments and prepayment penalties) of principal of and premium on indebtedness other than Working Capital Borrowings shall not constitute Operating Expenditures;

(c) Operating Expenditures shall not include (i) Expansion Capital Expenditures, (ii) payment of transaction expenses (including taxes) relating to Interim Capital Transactions, (iii) distributions to Partners, (iv) repurchases of Partnership Interests, other than repurchases of Partnership Interests by the Partnership to satisfy obligations under employee benefit plans or reimbursement of expenses of the General Partner for purchases of Partnership Interests by the General Partner to satisfy obligations under employee benefit plans or (v) any other expenditures or payments using the proceeds of the Initial Public Offering as described under "Use of Proceeds" in the IPO Registration Statement; and

(d)(i) amounts paid in connection with the initial purchase of a Hedge Contract shall be amortized over the life of such Hedge Contract and (ii) payments made in connection with the termination of any Hedge Contract prior to the expiration of its scheduled settlement or termination date shall be included in equal quarterly installments over the remaining scheduled life of such Hedge Contract.

"*Operating Surplus*" means, with respect to any period ending prior to the Liquidation Date, on a cumulative basis and without duplication,

(a) the sum of (i) $50.0 million, (ii) all cash receipts of the Partnership Group (or the Partnership's proportionate share of cash receipts in the case of Subsidiaries that are not wholly owned) for the period beginning on the Closing Date and ending on the last day of such period, but excluding cash receipts from Interim Capital Transactions and the termination of Hedge Contracts (provided that cash receipts from the termination of a Hedge Contract prior to its scheduled settlement or termination date shall be included in Operating Surplus in equal quarterly installments over the remaining scheduled life of such Hedge Contract), (iii) all cash receipts of the Partnership Group (or the Partnership's proportionate share of cash receipts in the case of Subsidiaries that are not wholly owned) after the end of such period but on or before the date of determination of Operating Surplus with respect to such period resulting from Working Capital Borrowings and (iv) the amount of cash distributions from Operating Surplus paid during the Construction Period (including incremental Incentive Distributions) on Construction Equity, *less*

(b) the sum of (i) Operating Expenditures for the period beginning on the Closing Date and ending on the last day of such period, (ii) the amount of cash reserves (or the Partnership's proportionate share of cash reserves in the case of Subsidiaries that are not wholly owned) established by the General Partner to provide funds for future Operating Expenditures and (iii) all Working Capital Borrowings not repaid within twelve months after having been incurred, or repaid within such 12-month period with the proceeds of additional Working Capital Borrowings; *provided, however*, that disbursements made (including contributions to a Group Member or disbursements on behalf of a Group Member) or cash reserves established, increased or reduced after the end of such period but on or before the date of determination of Available Cash with respect to such period shall be deemed to have been made, established, increased or reduced, for purposes of determining Operating Surplus, within such period if the General Partner so determines.

Notwithstanding the foregoing, "Operating Surplus" with respect to the Quarter in which the Liquidation Date occurs and any subsequent Quarter shall equal zero.

"*Opinion of Counsel*" means a written opinion of counsel (who may be regular counsel to the Partnership or the General Partner or any of its Affiliates) acceptable to the General Partner or to such other person selecting such counsel or obtaining such opinion.

"*Option Closing Date*" means the date or dates on which any Common Units are sold by the Partnership to the IPO Underwriters upon exercise of the Over-Allotment Option.



| CONE MIDSTREAM | RR Donnelley ProFile | NC8600AC691579 11.5.15 | SWRholls0cm | 12-Sep-2014 17:37 EST | | 737338 APPA 17 | 9* |
| CONE MIDSTREAM S-1 | | | HOU | 10-Sep-2014 19:56 EST | COMP | PS PMT | 1C |

"**Redeemable Interests**" means any Limited Partner Interests subject to redemption pursuant to amendments adopted by the General Partner pursuant to Section 4.9.

"**Registrable Security**" means any Partnership Interest other than the General Partner Interest; *provided, however*, that any Registrable Security shall cease to be a Registrable Security: (a) at the time a Registration Statement covering such Registrable Security is declared effective by the Commission, or otherwise becomes effective under the Securities Act, and such Registrable Security has been sold or disposed of pursuant to such Registration Statement; (b) at the time such Registrable Security may be disposed of pursuant to Rule 144 (or any successor or similar rule or regulation under the Securities Act); (c) when such Registrable Security is held by a Group Member and (d) at the time such Registrable Security has been sold in a private transaction in which the transferor's rights under Section 7.12 of this Agreement have not been assigned to the transferee of such securities.

"**Registration Statement**" has the meaning given such term in Section 7.12(a) of this Agreement.

"**Remaining Net Positive Adjustments**" means, as of the end of any taxable period, (a) with respect to the Unitholders holding Common Units or Subordinated Units, the excess of (i) the Net Positive Adjustments of the Unitholders holding Common Units or Subordinated Units as of the end of such period over (ii) the sum of those Partners' Share of Additional Book Basis Derivative Items for each prior taxable period, (b) with respect to the General Partner (as holder of the General Partner Interest), the excess of (i) the Net Positive Adjustments of the General Partner as of the end of such period over (ii) the sum of the General Partner's Share of Additional Book Basis Derivative Items with respect to the General Partner Interest for each prior taxable period, and (c) with respect to the holders of Incentive Distribution Rights, the excess of (i) the Net Positive Adjustments of the holders of Incentive Distribution Rights as of the end of such period over (ii) the sum of the Share of Additional Book Basis Derivative Items of the holders of the Incentive Distribution Rights for each prior taxable period.

"**Required Allocations**" means any allocation of an item of income, gain, loss or deduction pursuant to Section 6.1(d)(i), Section 6.1(d)(ii), Section 6.1(d)(iv), Section 6.1(d)(v), Section 6.1(d)(vi), Section 6.1(d)(vii) or Section 6.1(d)(ix).

"**Reset MQD**" has the meaning given such term in Section 5.11(e).

"**Reset Notice**" has the meaning given such term in Section 5.11(b).

"**Retained Converted Subordinated Unit**" has the meaning given such term in Section 5.5(c)(ii).

"**Revaluation Event**" means an event that results in adjustment of the Carrying Value of each Partnership property pursuant to Section 5.5(d).

"**Second Liquidation Target Amount**" has the meaning given such term in Section 6.1(c)(i)(E).

"**Second Target Distribution**" means $0.26563 per Unit per Quarter (or, with respect to the period commencing on the Closing Date and ending on December 31, 2014, it means the product of $0.26563 multiplied by a fraction, the numerator of which is equal to the number of days in such period and the denominator of which is [   ]), subject to adjustment in accordance with Section 5.11, Section 6.6 and Section 6.9.

"**Securities Act**" means the Securities Act of 1933, as amended, supplemented or restated from time to time, and any successor to such statute.

"**Selling Holder**" means a Holder who is selling Registrable Securities pursuant to the procedures in Section 7.12 of this Agreement.



200GK55yqNCRDut7.

| CONE MIDSTREAM | RR Donnelley ProFile | NC8600AC691579 11.5.15 | SWRholls0cm | 12-Sep-2014 17:37 EST | | 737338 APPA 18 | 9* |
| CONE MIDSTREAM S-1 | | HOU | | 10-Sep-2014 19:56 EST | COMP | PS PMT | 1C |

"***Share of Additional Book Basis Derivative Items***" means in connection with any allocation of Additional Book Basis Derivative Items for any taxable period, (a) with respect to the Unitholders holding Common Units or Subordinated Units, the amount that bears the same ratio to such Additional Book Basis Derivative Items as the Unitholders' Remaining Net Positive Adjustments as of the end of such taxable period bear to the Aggregate Remaining Net Positive Adjustments as of that time, (b) with respect to the General Partner (as holder of the General Partner Interest), the amount that bears the same ratio to such Additional Book Basis Derivative Items as the General Partner's Remaining Net Positive Adjustments as of the end of such taxable period bear to the Aggregate Remaining Net Positive Adjustment as of that time and (c) with respect to the Partners holding Incentive Distribution Rights, the amount that bears the same ratio to such Additional Book Basis Derivative Items as the Remaining Net Positive Adjustments of the Partners holding the Incentive Distribution Rights as of the end of such taxable period bear to the Aggregate Remaining Net Positive Adjustments as of that time.

"***Special Approval***" means approval by a majority of the members of the Conflicts Committee acting in good faith.

"***Subordinated Unit***" means a Limited Partner Interest having the rights and obligations specified with respect to Subordinated Units in this Agreement. The term "Subordinated Unit" does not include a Common Unit. A Subordinated Unit that is convertible into a Common Unit shall not constitute a Common Unit until such conversion occurs.

"***Subordination Period***" means the period commencing on the Closing Date and expiring on the first to occur of the following dates:

(a) the first Business Day following the distribution of Available Cash to Partners pursuant to Section 6.3(a) in respect of any Quarter beginning with the Quarter ending September 30, 2017 in respect of which (i) (A) distributions of Available Cash from Operating Surplus on each of the Outstanding Common Units and Subordinated Units, the General Partner Interest and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units, in each case with respect to each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all Outstanding Common Units and Subordinated Units, the General Partner Interest and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units, in each case in respect of such periods and (B) the Adjusted Operating Surplus for each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the Common Units, Subordinated Units, the General Partner Interest and any other Units that are senior or equal in right of distribution to the Subordinated Units, in each case that were Outstanding during such periods on a Fully Diluted Weighted Average Basis, and (ii) there are no Cumulative Common Unit Arrearages.

(b) the first Business Day following the distribution of Available Cash to Partners pursuant to Section 6.3(a) in respect of any Quarter beginning with the Quarter ending September 30, 2015 in respect of which (i) (A) distributions of Available Cash from Operating Surplus on each of the Outstanding Common Units and Subordinated Units, the General Partner Interest and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units, in each case with respect to the four-Quarter period immediately preceding such date equaled or exceeded 150% of the Minimum Quarterly Distribution on all of the Outstanding Common Units and Subordinated Units, the General Partner Interest and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units, in each case in respect of such period, and (B) the Adjusted Operating Surplus for the four-Quarter period immediately preceding such date equaled or exceeded 150% of the sum of the Minimum Quarterly Distribution on all of the Common Units, Subordinated Units, the General Partner Interest and any other Units that are senior or equal in right of distribution to the Subordinated Units, in each case that were Outstanding during such period on a Fully Diluted Weighted Average Basis, plus the corresponding Incentive Distributions and (ii) there are no Cumulative Common Unit Arrearages.


200GK55yqNCRR7%h\

| CONE MIDSTREAM | RR Donnelley ProFile | NC8600AC691579 11.5.15 | SWRholls0cm | 12-Sep-2014 17:38 EST | | 737338 APPA 19 | 9* |
| CONE MIDSTREAM S-1 | | HOU | | 10-Sep-2014 19:56 EST | COMP | PS PMT | 1C |

"*Subsidiary*" means, with respect to any Person, (a) a corporation of which more than 50% of the voting power of shares entitled (without regard to the occurrence of any contingency) to vote in the election of directors or other governing body of such corporation is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries of such Person or a combination thereof, (b) a partnership (whether general or limited) in which such Person or a Subsidiary of such Person is, at the date of determination, a general or limited partner of such partnership, but only if more than 50% of the general partner interests of such partnership is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries of such Person or a combination thereof or (c) any other Person (other than a corporation or a partnership) in which such Person, one or more Subsidiaries of such Person, or a combination thereof, directly or indirectly, at the date of determination, has (i) at least a majority ownership interest or (ii) the power to elect or direct the election of a majority of the directors or other governing body of such Person.

"*Surviving Business Entity*" has the meaning given such term in Section 14.2(b).

"*Target Distributions*" means, collectively, the First Target Distribution, Second Target Distribution and Third Target Distribution.

"*Tax Matters Partner*" has the meaning given such term in Section 9.3.

"*Third Target Distribution*" means $0.31875 per Unit per Quarter (or, with respect to the period commencing on the Closing Date and ending on December 31, 2014, it means the product of $0.31875 multiplied by a fraction, the numerator of which is equal to the number of days in such period and the denominator of which is [   ]), subject to adjustment in accordance with Section 5.11, Section 6.6 and Section 6.9.

"*Trading Day*" means a day on which the principal National Securities Exchange on which the referenced Partnership Interests of any class are listed or admitted to trading is open for the transaction of business or, if such Partnership Interests are not listed or admitted to trading on any National Securities Exchange, a day on which banking institutions in New York City are not legally required to be closed.

"*Transaction Documents*" has the meaning given such term in Section 7.1(b).

"*transfer*" has the meaning given such term in Section 4.4(a).

"*Transfer Agent*" means such bank, trust company or other Person (including the General Partner or one of its Affiliates) as may be appointed from time to time by the General Partner to act as registrar and transfer agent for any class of Partnership Interests in accordance with the Exchange Act and the rules of the National Securities Exchange on which such Partnership Interests are listed or admitted to trading (if any); *provided, however*, that, if no such Person is appointed as registrar and transfer agent for any class of Partnership Interests, the General Partner shall act as registrar and transfer agent for such class of Partnership Interests.

"*Treasury Regulation*" means the United States Treasury regulations promulgated under the Code.

"*Underwritten Offering*" means (a) an offering pursuant to a Registration Statement in which Partnership Interests are sold to an underwriter on a firm commitment basis for reoffering to the public (other than the Initial Public Offering), (b) an offering of Partnership Interests pursuant to a Registration Statement that is a "bought deal" with one or more investment banks and (c) an "at-the-market" offering pursuant to a Registration Statement in which Partnership Interests are sold to the public through one or more investment banks or managers on a best efforts basis.

"*Unit*" means a Partnership Interest that is designated by the General Partner as a "Unit" and shall include Common Units and Subordinated Units but shall not include (i) hypothetical limited partner units representing the General Partner Interest or (ii) Incentive Distribution Rights.



| CONE MIDSTREAM | RR Donnelley ProFile | NC8600AC691579 11.5.15 | SWRholls0cm | 12-Sep-2014 17:38 EST | | 737338 APPA 26 | 8* |
| CONE MIDSTREAM S-1 | | | HOU | 10-Sep-2014 19:56 EST | COMP | PS PMT | 1C |

a Certificate, and subject to the provisions of this Section 4.5(b), the appropriate officers of the General Partner on behalf of the Partnership shall execute and deliver, and in the case of Certificates evidencing Limited Partner Interests for which a Transfer Agent has been appointed, the Transfer Agent shall countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder's instructions, one or more new Certificates evidencing the same aggregate number and type of Limited Partner Interests as was evidenced by the Certificate so surrendered. Upon the proper surrender of a Certificate, such transfer shall be recorded in the Partnership Register.

(c) Upon the receipt by the General Partner of a duly endorsed certificate or, in the case of uncertificated Limited Partner Interests for which a Transfer Agent has been appointed, the Transfer Agent of proper transfer instructions from the Record Holder of uncertificated Limited Partner Interests, such transfer shall be recorded in the Partnership Register.

(d) By acceptance of any Limited Partner Interests pursuant to a transfer in accordance with this Article IV, each transferee of a Limited Partner Interest (including any nominee, agent or representative acquiring such Limited Partner Interests for the account of another Person or Group) (i) shall be admitted to the Partnership as a Limited Partner with respect to the Limited Partner Interests so transferred to such Person when any such transfer or admission is reflected in the Partnership Register and such Person becomes the Record Holder of the Limited Partner Interests so transferred, (ii) shall become bound, and shall be deemed to have agreed to be bound, by the terms of this Agreement, (iii) represents that the transferee has the capacity, power and authority to enter into this Agreement and (iv) makes the consents, acknowledgements and waivers contained in this Agreement, all with or without execution of this Agreement by such Person. The transfer of any Limited Partner Interests and the admission of any new Limited Partner shall not constitute an amendment to this Agreement.

(e) Subject to (i) the foregoing provisions of this Section 4.5, (ii) Section 4.3, (iii) Section 4.8, (iv) with respect to any class or series of Limited Partner Interests, the provisions of any statement of designations or an amendment to this Agreement establishing such class or series, (v) any contractual provisions binding on any Limited Partner and (vi) provisions of applicable law including the Securities Act, Limited Partner Interests shall be freely transferable.

(f) The General Partner and its Affiliates shall have the right at any time to transfer their Subordinated Units and Common Units (whether issued upon conversion of the Subordinated Units or otherwise) to one or more Persons.

Section 4.6 *Transfer of the General Partner's General Partner Interest.*

(a) Subject to Section 4.6(c) below, prior to September 30, 2024, the General Partner shall not transfer all or any part of its General Partner Interest to a Person unless such transfer (i) has been approved by the prior written consent or vote of the holders of at least a majority of the Outstanding Common Units (excluding Common Units owned by the General Partner and its Affiliates) or (ii) is of all, but not less than all, of its General Partner Interest to (A) an Affiliate of the General Partner (other than an individual) or (B) another Person (other than an individual) in connection with the merger or consolidation of the General Partner with or into such other Person or the transfer by the General Partner of all or substantially all of its assets to such other Person.

(b) Subject to Section 4.6(c) below, on or after September 30, 2024, the General Partner may transfer all or any part of its General Partner Interest without the approval of any Limited Partner or any other Person.

(c) Notwithstanding anything herein to the contrary, no transfer by the General Partner of all or any part of its General Partner Interest to another Person shall be permitted unless (i) the transferee agrees to assume the rights and duties of the General Partner under this Agreement and to be bound by the provisions of this Agreement, (ii) the Partnership receives an Opinion of Counsel that such transfer would not result in the loss of


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Section 5.2 *Contributions by the General Partner*.

(a) On the Closing Date and pursuant to the Contribution Agreement, the General Partner is contributing to the Partnership, as a Capital Contribution, the 2% OpCo Interest (as defined in the Contribution Agreement) in exchange for (i) a continuation of its 2% General Partner Interest (after giving effect to any exercise of the Over-Allotment Option and the Deferred Issuance), subject to all of the rights, privileges and duties of the General Partner under this Agreement and (ii) the Incentive Distribution Rights.

(b) Upon the issuance of any additional Limited Partner Interests by the Partnership (other than (i) the Common Units issued pursuant to the Initial Public Offering, (ii) the Common Units and Subordinated Units issued pursuant to Section 5.3(a) (including any Common Units issued pursuant to the Deferred Issuance), (iii) any Common Units issued pursuant to Section 5.11, (iv) any Common Units issued pursuant to Section 5.3(c) and (v) any Common Units issued upon the conversion of any Partnership Interests), the General Partner may, in order to maintain the Percentage Interest with respect to its General Partner Interest, make additional Capital Contributions in an amount equal to the product obtained by multiplying (A) the quotient determined by dividing (x) the Percentage Interest with respect to the General Partner Interests immediately prior to the issuance of such additional Limited Partner Interests by the Partnership by (y) 100% less the Percentage Interest with respect to the General Partner Interest immediately prior to the issuance of such additional Limited Partner Interests by the Partnership times (B) the gross amount contributed to the Partnership by the Limited Partners (before deduction of underwriters' discounts and commissions) in exchange for such additional Limited Partner Interests.

Section 5.3 *Contributions by Limited Partners*.

(a) On the Closing Date, pursuant to and as described in the Contribution Agreement, CONE Gathering contributed to the Partnership, as a Capital Contribution, the 98% OpCo Interest (as defined in the Contribution Agreement) in exchange for (i) 9,038,121 Common Units, (ii) 29,163,121 Subordinated Units and (iii) the right to receive the Deferred Issuance, if any.

(b) On the Closing Date and pursuant to the IPO Underwriting Agreement, each IPO Underwriter contributed cash to the Partnership in exchange for the issuance by the Partnership of Common Units to each IPO Underwriter, all as set forth in the IPO Underwriting Agreement.

(c) Upon each exercise, if any, of the Over-Allotment Option, each IPO Underwriter shall contribute cash to the Partnership on the applicable Option Closing Date in exchange for the issuance by the Partnership of Common Units to each IPO Underwriter, all as set forth in the IPO Underwriting Agreement. Any Common Units subject to the Over-Allotment Option that are not purchased by the IPO Underwriters pursuant to the Over-Allotment Option, if any (the "*Deferred Issuance*"), will be issued to CONE Gathering at the expiration of the Over-Allotment Option period for no additional consideration, all as set forth in the IPO Underwriting Agreement.

(d) Except for the Capital Contributions made or to be made pursuant to Section 5.3(a) through Section 5.3(c) and for Capital Contributions required to be made by or on behalf of a Person acquiring Partnership Interests or Derivative Partnership Interests in connection with future issuances in accordance with Section 5.6, no Limited Partner will be required to make any additional Capital Contribution to the Partnership pursuant to this Agreement.

Section 5.4 *Interest and Withdrawal*.

No interest shall be paid by the Partnership on Capital Contributions. No Partner shall be entitled to the withdrawal or return of its Capital Contribution, except to the extent, if any, that distributions made pursuant to this Agreement or upon termination of the Partnership may be considered as such by law and then only to the



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Securities Exchange on which the Partnership Interests are listed or admitted to trading on the first Business Day of the next succeeding month; *provided, further*, that gain or loss on a sale or other disposition of any assets of the Partnership or any other extraordinary item of income or loss realized and recognized other than in the ordinary course of business, as determined by the General Partner, shall be allocated to the Partners as of the opening of the National Securities Exchange on which the Partnership Interests are listed or admitted to trading on the first Business Day of the month in which such gain or loss is recognized for federal income tax purposes. The General Partner may revise, alter or otherwise modify such methods of allocation to the extent permitted or required by Section 706 of the Code and the regulations or rulings promulgated thereunder or for the proper administration of the Partnership.

(g) Allocations that would otherwise be made to a Limited Partner under the provisions of this Article VI shall instead be made to the beneficial owner of Limited Partner Interests held by a nominee, agent or representative in any case in which such nominee, agent or representative has furnished the identity of such owner to the Partnership in accordance with Section 6031(c) of the Code or any other method determined by the General Partner.

(h) If, as a result of an exercise of a Noncompensatory Option, a Capital Account reallocation is required under Treasury Regulation Section 1.704-1(b)(2)(iv)(s)(3), the General Partner shall make corrective allocations pursuant to Treasury Regulation Section 1.704-1(b)(4)(x).

Section 6.3 *Requirement and Characterization of Distributions; Distributions to Record Holders*.

(a) Within 45 days following the end of each Quarter commencing with the Quarter ending on December 31, 2014, an amount equal to 100% of Available Cash with respect to such Quarter shall be distributed in accordance with this Article VI by the Partnership to the Partners as of the Record Date selected by the General Partner. The Record Date for the first distribution of Available Cash shall not be prior to the final closing of the Over-Allotment Option or the Deferred Issuance. All amounts of Available Cash distributed by the Partnership on any date from any source shall be deemed to be Operating Surplus until the sum of all amounts of Available Cash theretofore distributed by the Partnership to the Partners pursuant to Section 6.4 equals the Operating Surplus from the Closing Date through the close of the immediately preceding Quarter. Any remaining amounts of Available Cash distributed by the Partnership on such date shall, except as otherwise provided in Section 6.5, be deemed to be "*Capital Surplus*." Distributions and redemption payments, if any, by the Partnership shall be subject to the Delaware Act notwithstanding any other provision of this Agreement.

(b) Notwithstanding Section 6.3(a) (but subject to the last sentence of Section 6.3(a)), in the event of the dissolution and liquidation of the Partnership, all cash received during or after the Quarter in which the Liquidation Date occurs shall be applied and distributed solely in accordance with, and subject to the terms and conditions of, Section 12.4.

(c) The General Partner may treat taxes paid by the Partnership on behalf of, or amounts withheld with respect to, all or less than all of the Partners, as a distribution of Available Cash to such Partners, as determined appropriate under the circumstances by the General Partner.

(d) Each distribution in respect of a Partnership Interest shall be paid by the Partnership, directly or through the Transfer Agent or through any other Person or agent, only to the Record Holder of such Partnership Interest as of the Record Date set for such distribution. Such payment shall constitute full payment and satisfaction of the Partnership's liability in respect of such payment, regardless of any claim of any Person who may have an interest in such payment by reason of an assignment or otherwise.

Section 6.4 *Distributions of Available Cash from Operating Surplus*.

(a) *During the Subordination Period*. Available Cash with respect to any Quarter within the Subordination Period that is deemed to be Operating Surplus pursuant to the provisions of Section 6.3 or 6.5 shall



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ARTICLE XI
WITHDRAWAL OR REMOVAL OF PARTNERS

Section 11.1 *Withdrawal of the General Partner*.

(a) The General Partner shall be deemed to have withdrawn from the Partnership upon the occurrence of any one of the following events (each such event herein referred to as an "*Event of Withdrawal*"):

(i) The General Partner voluntarily withdraws from the Partnership by giving written notice to the other Partners;

(ii) The General Partner transfers all of its General Partner Interest pursuant to Section 4.6;

(iii) The General Partner is removed pursuant to Section 11.2;

(iv) The General Partner (A) makes a general assignment for the benefit of creditors; (B) files a voluntary bankruptcy petition for relief under Chapter 7 of the United States Bankruptcy Code; (C) files a petition or answer seeking for itself a liquidation, dissolution or similar relief (but not a reorganization) under any law; (D) files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against the General Partner in a proceeding of the type described in clauses (A) through (C) of this Section 11.1(a)(iv) or (E) seeks, consents to or acquiesces in the appointment of a trustee (but not a debtor-in-possession), receiver or liquidator of the General Partner or of all or any substantial part of its properties;

(v) A final and non-appealable order of relief under Chapter 7 of the United States Bankruptcy Code is entered by a court with appropriate jurisdiction pursuant to a voluntary or involuntary petition by or against the General Partner; or

(vi) (A) if the General Partner is a corporation, a certificate of dissolution or its equivalent is filed for the General Partner, or 90 days expire after the date of notice to the General Partner of revocation of its charter without a reinstatement of its charter, under the laws of its state of incorporation; (B) if the General Partner is a partnership or a limited liability company, the dissolution and commencement of winding up of the General Partner; (C) if the General Partner is acting in such capacity by virtue of being a trustee of a trust, the termination of the trust; (D) if the General Partner is a natural person, his death or adjudication of incompetency and (E) otherwise upon the termination of the General Partner.

If an Event of Withdrawal specified in Section 11.1(a)(iv), (v) or (vi)(A), (B), (C) or (E) occurs, the withdrawing General Partner shall give notice to the Limited Partners within 30 days after such occurrence. The Partners hereby agree that only the Events of Withdrawal described in this Section 11.1 shall result in the withdrawal of the General Partner from the Partnership.

(b) Withdrawal of the General Partner from the Partnership upon the occurrence of an Event of Withdrawal shall not constitute a breach of this Agreement under the following circumstances: (i) at any time during the period beginning on the Closing Date and ending at 12:00 midnight, Eastern Time, on September 30, 2024, the General Partner voluntarily withdraws by giving at least 90 days' advance notice of its intention to withdraw to the Limited Partners; provided, that prior to the effective date of such withdrawal, the withdrawal is approved by Unitholders holding at least a majority of the Outstanding Common Units (excluding Common Units owned by the General Partner and its Affiliates) and the General Partner delivers to the Partnership an Opinion of Counsel ("*Withdrawal Opinion of Counsel*") that such withdrawal (following the selection of the successor General Partner) would not result in the loss of the limited liability under the Delaware Act of any Limited Partner or cause any Group Member to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not already so treated or taxed); (ii) at any time after 12:00 midnight, Eastern Time, on September 30, 2024, the General Partner voluntarily withdraws by



CONE Midstream Partners LP

Common Units
Representing Limited Partner Interests

Prospectus
, 2014

Book-Running Managers

Wells Fargo Securities
BofA Merrill Lynch
Citigroup
J.P. Morgan
Baird
Barclays
Deutsche Bank Securities
Goldman, Sachs & Co.
Morgan Stanley
Credit Suisse
RBC Capital Markets

Co-Managers

MUFG
PNC Capital Markets LLC
BB&T Capital Markets
BBVA
BNP PARIBAS
DNB Markets
Mizuho Securities
TD Securities

Through and including   , 2014 (the 25th day after the date of this prospectus), federal securities laws may require all dealers that effect transactions in these securities, whether or not participating in this offering, to deliver a prospectus. This requirement is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.